     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 14, 1996


                                                       REGISTRATION NO. 333-5089

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                           THE KUSHNER-LOCKE COMPANY
             (Exact name of registrant as specified in its charter)

                    CALIFORNIA                              95-4079057
         (State or other jurisdiction of                 (I.R.S. Employer
          incorporation or organization)               Identification No.)

                        11601 WILSHIRE BLVD., 21ST FLOOR
                         LOS ANGELES, CALIFORNIA 90025
                                 (310) 445-1111

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 DONALD KUSHNER
                    CO-CHIEF EXECUTIVE OFFICER AND SECRETARY
                           THE KUSHNER-LOCKE COMPANY
                        11601 WILSHIRE BLVD., 21ST FLOOR
                         LOS ANGELES, CALIFORNIA 90025
                                 (310) 445-1111

      (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                WITH COPIES TO:

           Barry L. Dastin, Esq.                        Felice F. Mischel, Esq.
           Russ A. Cashdan, Esq.                        Gregory Sichenzia, Esq.
Kaye, Scholer, Fierman, Hays & Handler, LLP     Schneck, Weltman, Hashmall & Mischel LLP
    1999 Avenue of the Stars, Suite 1600              1285 Avenue of the Americas
           Los Angeles, CA 90067                        New York, New York 10019

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /X/

    If   the  Registrant  elects   to  deliver  its   latest  annual  report  to
security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ----------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
- ----------------


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This registration statement contains two prospectuses.

    The first prospectus forming a part of this registration statement is to be used in connection with an $11.5 million underwritten public offering of up to units (the "Units"), each Unit consisting of two shares of common stock, no par value (the "Common Stock"), of The Kushner-Locke Company (the "Company") and one Class C Redeemable Common Stock Purchase Warrant (the "Warrants" or
"Class C  Warrants"), including            Units  subject to  the  Underwriter's
Over-allotment  Option,  plus           Units subject  to  warrants sold  to the
Underwriter and a consultant of the Company. Such prospectus immediately follows the Cross Reference Sheet.

    The second prospectus forming a part of this registration statement is to be used in connection with the sale by certain non-affiliated shareholders of the Company of up to 631,734 shares of Common Stock. Such second prospectus will consist of (i) the second cover page immediately following the first prospectus,
(ii) pages 3 through 49 of the first prospectus (other than the sections entitled "Underwriting," "Concurrent Offering" and "Legal Matters") and pages F-1 through F-30 of the first prospectus, (iii) pages SS-1 through SS-3 (which will appear after "Description of Securities" in place of the sections entitled "Underwriting," "Concurrent Offering" and "Legal Matters") and (iv) the back cover page, which immediately follows the back inside cover page of the first prospectus.

                           THE KUSHNER-LOCKE COMPANY
                             CROSS REFERENCE SHEET
  SHOWING LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS OF FORM S-2

FORM S-2 REGISTRATION STATEMENT ITEM AND
HEADING                                           HEADING IN PROSPECTUS
- -----------------------------------------  -----------------------------------
  1.  Forepart of the Registration
       Statement and Outside Front Cover
       Page of Prospectus................  Facing Page; Cross Reference Sheet;
                                           Outside Front Cover Page; Available
                                            Information
  2.  Inside Front and Outside Back Cover
       Pages of Prospectus...............  Inside Front and Outside Back Cover
                                           Pages
  3.  Summary Information, Risk Factors
       and Ratio of Earnings to Fixed
       Charges...........................  Prospectus Summary; The Company;
                                           Risk Factors; Selected Consolidated
                                            Financial Data
  4.  Use of Proceeds....................  Prospectus Summary; Use of Proceeds
  5.  Determination of Offering Price....  Underwriting
  6.  Dilution...........................  Not Applicable
  7.  Selling Security Holders...........  Concurrent Offering; Selling
                                           Security Holders
  8.  Plan of Distribution...............  Outside Front Cover Page;
                                           Underwriting; Plan of Distribution
  9.  Description of Securities to be
       Registered........................  Prospectus Summary; Capitalization;
                                            Description of Securities
 10.  Interests of Named Experts and
       Counsel...........................  Not Applicable
 11.  Information with Respect to the
       Registrant........................  Outside and Inside Front Cover
                                           Pages; Prospectus Summary; The
                                            Company; Risk Factors; Use of
                                            Proceeds; Market For Common Stock
                                            and Class A Warrants and
                                            Dividends; Capitalization;
                                            Selected Consolidated Financial
                                            Data; Management's Discussion and
                                            Analysis of Financial Condition
                                            and Results of Operations;
                                            Business; Description of
                                            Securities; Experts; Consolidated
                                            Financial Statements
 12.  Incorporation of Certain
       Information by Reference..........  Incorporation of Certain Documents
                                           by Reference
 13.  Disclosure of Commission Position
       on Indemnification of Securities
       Act Liabilities .                   Underwriting

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 14, 1996

PROSPECTUS

                         THE KUSHNER-LOCKE COMPANY LOGO
                           THE KUSHNER-LOCKE COMPANY

                                         UNITS
                                 $    PER UNIT

             EACH UNIT CONSISTING OF TWO SHARES OF COMMON STOCK AND
              ONE CLASS C REDEEMABLE COMMON STOCK PURCHASE WARRANT

Each unit offered hereby consists of two shares of common stock, no par value (the "Common Stock"), of The Kushner-Locke Company, a California corporation (the "Company"), and one Class C Redeemable Common Stock Purchase Warrant (the "Warrant" or the "Class C Warrant") of the Company (the "Units"). The shares of Common Stock and Warrants offered hereby are expected to trade separately and not as Units beginning on the effective date of the registration statement of which this Prospectus is a part (the "Effective Date"). See "Underwriting." Each
Warrant expires on              , 2001, five years after the Effective Date, and
entitles the holder, to purchase one share of Common Stock for 120% of the price of the Common Stock component of the Unit on the Effective Date as agreed to by the Company and the Underwriter. The exercise price of the Warrants is subject to adjustment in certain events pursuant to the anti-dilution provisions thereof.

The Warrants are redeemable at a price of $.10 per Warrant commencing one year after the Effective Date (or sooner with the consent of the Underwriter) and prior to their expiration; provided that (i) not less than 30 days prior written notice of the date of redemption is given to the Warrant holders; (ii) the closing high bid price (the "Closing Price"), for the 10 consecutive trading days ending on the third business day prior to the date on which the Company gives notice has been at least 150% of the then exercise price of the Warrants, subject to adjustment for certain events; and (iii) Warrant holders shall have exercise rights until the close of the business day preceding the date fixed for redemption. See "Description of Securities -- Class C Warrants."

The Common Stock is traded on the Nasdaq National Market ("NNM") under the symbol "KLOC" and on the Pacific Stock Exchange under the symbol "KLO." On May 31, 1996, the closing high bid price of the Common Stock as reported on the NNM was $1.25 per share. Prior to this offering (the "Offering"), there has been no public market for the Class C Warrants, and there can be no assurance that a public market will develop or be sustained after the completion of the Offering. The offering price of the Units and the exercise price of the Warrants were established by negotiations between the Company and the Underwriter. See "Underwriting." The Company intends to amend its NNM listing in connection with the Common Stock and to apply for quotation of the Warrants on the NNM.

THESE SECURITIES INVOLVE  A HIGH  DEGREE OF RISK.  PURCHASERS SHOULD  CAREFULLY
             CONSIDER THE MATTERS DESCRIBED UNDER "RISK FACTORS" ON PAGE 9.

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION (THE "COMMISSION") OR ANY STATE SECURITIES COMMISSION
      NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION  PASSED
         UPON  THE  ACCURACY OR  ADEQUACY  OF THIS  PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                              UNDERWRITING DISCOUNTS       PROCEEDS TO THE
                                       PRICE TO PUBLIC         AND COMMISSIONS (1)          COMPANY (2)(3)
Per Unit.........................             $                         $                         $
Total............................        $10,000,000                $1,000,000                $9,000,000

                                                            (FOOTNOTES ON PG. 3)

The Units are offered on a "firm commitment" basis by the Underwriter when, as and if issued to the Underwriter, subject to prior sale and certain other conditions and legal matters. The Underwriter reserves the right to withdraw, cancel or modify the Offering and to reject any order in whole or in part. It is expected that delivery of the certificates will be made against payment at the offices of Lew Lieberbaum & Co., Inc., 600 Old Country Road, Suite 518, Garden
City, New York 11530 on or about              , 1996.

                           LEW LIEBERBAUM & CO., INC.

               The Date of this Prospectus is              , 1996

                       [NARRATIVE DESCRIPTION OF PHOTOS]



                 [PHOTO OF COMPANY'S ANNUAL REPORT COVER PAGE]



   [PHOTOS OF CERTAIN OF THE ACTORS AND ACTRESSES FROM SOME OF THE COMPANY'S PRODUCTS, INCLUDING THE NAMES OF SUCH ACTORS AND ACTRESSES AND THE NAMES OF THE
                              APPLICABLE PRODUCTS]

- ------------------------
(1)  Does not include  additional compensation to  the Underwriter consisting of
    (i) a non-accountable  expense allowance  equal to 3%  of the  Price to  the
    Public of the Units, or $300,000 ($345,000 if the Underwriter's Over-allotment Option (as defined below) is exercised in full), of which $40,000 has been paid to date; (ii) a warrant to be sold to the Underwriter for nominal consideration to purchase one Unit for each 10 Units actually sold in the Offering (the "Underwriter's Warrant"), at a price of $ per Unit, subject to the anti-dilution provisions thereof, exercisable during the four years commencing one year after the Effective Date; and (iii) a two-year consulting agreement providing for fees totaling $144,000, of which $72,000 is payable on the closing of the Offering and the balance of $72,000 is payable monthly at the rate of $6,000 commencing on the closing of the Offering. In addition, the Company has agreed to pay a commission to the Underwriter upon the exercise of the Warrants equal to 4% of the exercise price per Warrant under certain circumstances and to indemnify the Underwriter against certain liabilities, including those arising under the Securities Act of 1933 (the "Securities Act"). See "Underwriting."

(2) After deducting Underwriting discounts and commissions, but before payment of the Underwriter's non-accountable expense allowance in the amount of $300,000 ($345,000 if the Over-allotment Option is exercised in full) and other expenses of the Offering (estimated at $515,000) payable by the Company. See "Underwriting."

(3) The Company has granted to the Underwriter an option, exercisable within  45
    days  after the Effective Date, to purchase up to          additional Units,
    upon the same terms and conditions set forth above, solely to cover over-allotments, if any (the "Over-allotment Option"). If the Over-allotment Option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company will be $11,500,000, $1,150,000 and $10,350,000, respectively. See "Underwriting."

                            ------------------------

IN CONNECTION WITH THE OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OR WARRANTS AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the NNM. Such materials can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

    Additional information regarding the Company and the Units offered hereby is contained in the Registration Statement on Form S-2 (of which this Prospectus is a part) and the exhibits thereto filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information pertaining to the Company and the Units offered hereby, reference is made to the Registration Statement, and to the exhibits and schedules thereto and the financial statements filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance such statements are qualified in their entirety by reference to the copy of such contract or other document filed as an exhibit to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company incorporates by reference the following documents heretofore filed with the Commission pursuant to the Exchange Act:

    1. Annual Report of the Company on Form 10-K for the fiscal year ended September 30, 1995;

    2. Amendment to Annual Report of the Company on Form 10-K/A for the fiscal year ended September 30, 1995;

    3. Quarterly Report of the Company on Form 10-Q for the fiscal quarter ended December 31, 1995;

    4. Quarterly Report of the Company on Form 10-Q for the fiscal quarter ended March 31, 1996; and

    5.  Proxy Statement of the Company, dated April 18, 1996.

    Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

    Copies of all documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein) will be provided without charge to each person, including any beneficial owner, who receives a copy of this Prospectus on the request of such person made to The Kushner-Locke Company, 11601 Wilshire Blvd., 21st Floor, Los Angeles, California 90025, tel: (310) 445-1111, Attention: Donald Kushner.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL DATA APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES HEREIN TO THE "COMPANY" ARE TO THE COMPANY AND ITS SUBSIDIARIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN CERTAIN FORWARD LOOKING STATEMENTS, INCLUDING BUT NOT LIMITED TO THOSE UNDER "CERTAIN FORWARD LOOKING STATEMENTS," INCLUDED ELSEWHERE HEREIN. FACTORS THAT MIGHT CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS." EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THE OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED.

                                  THE COMPANY

GENERAL

    The Kushner-Locke Company (the "Company") is a leading independent entertainment company principally engaged in the development, production and distribution of original feature films and television programming. The Company's feature films are developed and produced for the made-for-video, pay cable and theatrical motion picture markets. The Company's television programming has included television series, mini-series, movies-for-television, animation and reality and game show programming for the major networks, cable television, first-run syndication and international markets. The Company established its feature film production operations in April 1993. In September 1994, the Company employed certain new, experienced international theatrical film sales personnel to expand the Company into foreign theatrical distribution. In 1995, the Company formed KLC/New City Tele-Ventures ("KLC/New City") to acquire films for distribution through emerging new delivery systems, including pay cable, pay-per-view, basic cable, video-on-demand and satellite.

    The Company's feature film activities can be grouped into three areas: higher-budget films intended for wide-screen domestic theatrical release (historically, no more than one project per year), low-to-moderate budget films released direct-to-video or on pay cable television and films and film rights acquired for distribution only. In certain cases, the Company's low-to-moderate budget films may have a limited theatrical release or a pay cable premiere before being released in home video. For fiscal 1996, in the higher-budget film category, the Company's feature film THE ADVENTURES OF PINOCCHIO, starring Martin Landau, Jonathan Taylor Thomas and a puppet from Jim Henson's Creature Shop and budgeted at approximately $29 million, is scheduled to be released theatrically on July 26, 1996 in the U.S. by New Line Pictures (a division of Turner Entertainment Co., "New Line"). The Company's lower-budget feature slate for 1996 includes approximately 20 films, including SERPENT'S LAIR starring Jeff Fahey, THE GRAVE starring Gabrielle Anwar, Eric Roberts and Craig Sheffer, FREEWAY executive produced by Oliver Stone and starring Reese Witherspoon, Kiefer Sutherland and Brooke Shields, WHOLE WIDE WORLD starring Vincent D'Onofrio and Renee Zewelleger and being distributed in the U.S. by Sony Classics, THE LAST TIME I COMMITTED SUICIDE starring Keanu Reeves, five children's fantasy adventure films for Paramount Pictures under Paramount Pictures' Moonbeam label and two animated feature film sequels to the Company's 1988 video release THE BRAVE LITTLE TOASTER for a division of The Walt Disney Company. The Company's distribution activities consist primarily of foreign distribution of product produced, overseen or acquired by the Company and, through KLC/ New City, domestic distribution of 60 low-budget feature films to the pay-per-view, pay cable, basic cable and other ancillary markets.

    On May 6, 1996, the Company and Decade Entertainment ("Decade") entered into an agreement to produce four theatrical action motion pictures. The motion pictures will be produced, subject to approval by the Company of certain creative aspects of such movies, by Decade and executive produced by Joel Silver (producer of EXECUTIVE DECISION and the LETHAL WEAPON and two DIE HARD action pictures) and Richard Donner (director/producer of THE OMEN and SUPERMAN). Under the agreement, the Company has agreed to guarantee payment of $3,200,000 per picture payable upon the delivery of the "mandatory delivery items" (as defined in such agreement) for each picture in consideration of receipt of foreign distribution rights. The agreement may be extended, at Decade's option, to include a fifth picture. The initial two films under the agreement are WHITE ROSE and MADE MEN, neither of which yet has a scheduled release date.

    Since its inception 1983, the Company has produced or distributed over 1,000 hours of original television programming, including various television series, movies-for-television and mini-series. The Company's movies-of-the-week currently in production or which have aired recently include PRINCESS IN LOVE, starring Julie Cox in the book version of Princess Diana's affair, for CBS, EVERY WOMAN'S DREAM starring Jeff Fahey for CBS, A HUSBAND, A WIFE AND A LOVER starring Judith Light for CBS and ECHO starring Jack Wagner for ABC. In addition, in pre-production for NBC is the fifth sequel (and the third produced by the Company) to the JACK REED movies starring Brian Dennehy. The Company has produced a one-hour prime time pilot as a potential mid-season replacement series for ABC entitled THE GUN written and directed by Emmy award winner Jim Sadwith starring Rosanna Arquette and Peter Horton. The pilot was co-executive produced by Robert Altman (director of M*A*S*H., THE PLAYER and PRET-A-PORTER). As of March 31, 1996, the Company had 10 movies-for-television and various television series in different stages of development for potential production.

    The Company's executive offices are located at 11601 Wilshire Boulevard, Suite 2100, Los Angeles, California 90025, and its telephone number is (310) 445-1111.

                                  THE OFFERING

Securities offered by the           Units, each  consisting  of  two  shares  of
 Company..........................  Common  Stock (the "Shares") and one Class C
                                    redeemable  Common  Stock  purchase  warrant
                                    entitling  the holder to  purchase one share
                                    of Common Stock  at a price  of 120% of  the
                                    price  of the Common  Stock component of the
                                    Unit on the Effective  Date as agreed to  by
                                    the   Company   and  the   Underwriter  (the
                                    "Warrant" or  the  "Class C  Warrant").  The
                                    Warrants   are  exercisable   for  a  period
                                    commencing                   and  continuing
                                    until           , 2001.  See "Description of
                                    Securities." (1)
Securities Being Registered for
 the Account of Selling Security
 Holders..........................  631,734 shares  of  Common  Stock  ("Selling
                                    Security   Holders'   Shares")   are   being
                                    registered pursuant to a separate prospectus
                                    included in  the registration  statement  of
                                    which  this Prospectus is a  part and may be
                                    sold  by  certain  non-affiliated   security
                                    holders  (the  "Selling  Security Holders").
                                    The Company  will not  receive any  proceeds
                                    from   the  sale  of  the  Selling  Security
                                    Holders'  Shares.   The   Selling   Security
                                    Holders'  Shares are  not being underwritten
                                    by the Underwriter.
Common Stock outstanding prior to
 the offering.....................  39,896,575 shares (2)
Common Stock to be outstanding
 after the offering...............  shares (1)(2)
Estimated net proceeds............  $8,185,000 (1)(3)
Use of proceeds...................  To repay  the  5%  Convertible  Subordinated
                                    Notes  and  for general  corporate purposes.
                                    See "Use of Proceeds."

Risk Factors......................  An investment  in the  Units offered  hereby involves  a high  degree of  risk. See "Risk
                                    Factors."
Trading symbols:
Common Stock......................  KLOC (NNM); KLO (Pacific)
Class C Warrants
 (Proposed NNM Symbol)............  KLOCZ (4)

- ------------------------
(1) Does not include the sale  of up to          Units which are subject to  the
    Over-allotment Option. See "Underwriting."

(2) The number of outstanding shares of Common Stock is as of May 29, 1996, and does not include approximately 13,538,827 shares of Common Stock reserved for issuance in respect of possible conversion of the Company's outstanding Convertible Subordinated Debentures, 4,122,096 shares of Common Stock reserved for issuance in respect of outstanding options and 5,522,808 shares of Common Stock reserved for issuance in respect of outstanding warrants. Also does not include shares issuable upon exercise of the Warrants, or Common Stock or Warrants issuable upon exercise of warrants sold to the Underwriter and a consultant to the Company. If the Over-allotment Option is exercised in full, and all outstanding options, warrants and convertible securities are thereafter exercised or converted into Common Stock, the
    Company would  have approximately              shares outstanding,  assuming
    approximately 631,734 Bonus Shares were issued in connection with the repayment of the Company's 5% Convertible Subordinated Notes. See "Risk Factors -- Limited Number of Shares of Common Stock Available After Offering."

(3) After deducting expenses of the offering estimated at $815,000.

(4) The Company's Class A Warrants are currently trading on the NNM under the symbol "KLOCW."

                  SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA
                    (in thousands except per share amounts)

CONSOLIDATED STATEMENT OF OPERATIONS DATA:

                                                                                       SIX MONTHS ENDED
                                            YEARS ENDED SEPTEMBER 30,                     MARCH 31,
                              -----------------------------------------------------  --------------------
                                1991       1992       1993       1994       1995       1995       1996
                              ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                         (UNAUDITED)
Operating Revenues..........  $  28,006  $  24,052  $  42,487  $  50,736  $  20,407  $  11,614  $  29,337
Earnings (Loss) from
 Operations.................      3,152      1,529     (1,807)    (7,424)      (835)       469      3,004
Net Earnings (Loss).........  $   1,445  $     244  $  (1,826) $  (6,765) $  (3,975) $  (1,003) $   1,140
Net Earnings (Loss) Per
 Common and Common
 Equivalent Shares
 Outstanding................  $    0.08  $    0.01  $   (0.06) $   (0.23) $   (0.13) $   (0.03) $    0.03
Weighted Average Shares
 Outstanding................     17,846     20,958     28,372     29,373     31,713     31,159     35,961

CONSOLIDATED BALANCE SHEET DATA:

                                                                             AT MARCH 31, 1996
                                                                 ------------------------------------------
                                                                   ACTUAL     PRO FORMA (1)  AS ADJUSTED(2)
                                                                 -----------  -------------  --------------
                                                                 (UNAUDITED)   (UNAUDITED)    (UNAUDITED)
Cash and cash equivalents......................................   $   3,060    $     4,367    $     11,052
Restricted Cash................................................       2,420          2,420           2,420
Accounts Receivable, Net.......................................      18,484         18,484          18,484
Film Costs, Net of Accumulated Amortization....................      75,022         75,022          75,022
Total Assets...................................................     102,184        103,491         110,176
Bank Line of Credit............................................      15,000         15,000          15,000
Notes Payable..................................................      16,690         16,690          16,690
Convertible Subordinated Debentures, Net.......................      16,110         17,417          16,110
Total Liabilities..............................................      80,085         81,392          80,085
Stockholders' Equity...........................................   $  22,099    $    22,099    $     30,091
                                                                 -----------  -------------  --------------
                                                                 -----------  -------------  --------------

- ------------------------
(1) On May 10, 1996 the Company completed an offering and sale of $1,500,000 of its 5% Convertible Subordinated Notes (the "Bridge Notes") pursuant to a private placement. As part of the transaction, purchasers of the Bridge Notes have the right to receive payment in full of the Bridge Notes upon the closing of this Offering together with issuance of shares of Common Stock (the "Bonus Shares") equal in value to 50% of the principal amount of the Bridge Notes as determined based on the closing price per share of Common Stock on the Effective Date. The Company incurred $193,000 of issuance costs in connection with such transaction. See "Use of Proceeds."

(2) Gives effect to the sale by the Company of $10 million of Units, net of discounts, commissions and expenses of the Company in connection with the Offering, and the repayment by the Company of the Bridge Notes.

                                  RISK FACTORS

    Prospective investors should consider carefully the following factors, as well as all of the other information set forth in this Prospectus, in evaluating an investment in the Units.

    1. LIQUIDITY AND FINANCING REQUIREMENTS. The Company's business is capital intensive. The Company has experienced substantial negative cash flows from operating activities over the past three fiscal years which have been offset by equity and debt financings. As the Company expands its production and distribution activities, it may continue to experience negative cash flows from operating activities. In such circumstances, the Company may be required to fund at least a portion of production and distribution costs, pending receipt of anticipated future licensing revenues, from working capital, including its line of credit, or from additional debt or equity financings from outside sources. The Company will have a limited number of shares of Common Stock available after the completion of this Offering which may restrict or preclude additional equity financings. See "-- Limited Number of Shares of Common Stock Available After Offering." The Company has outstanding approximately $4.4 million of corporate guarantees on certain productions which project loans come due during the next four months. Any required payments on such guarantees may negatively impact the Company's liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Production/Distribution Loans." The Company has entered into a commitment letter with Chemical Bank and Chase Securities Inc. ("Chase") for a $40 million syndicated line of credit. See "The Company -- Certain Forward Looking Statements -- Credit Facility." If the Company is unable to consummate the new line of credit or if such sources of funds prove to be insufficient or unavailable for any reason, the Company would be required to seek other sources of financing to meet its working capital requirements during the next 12 months. There is no assurance that the Company will be able to obtain such financing or that such financing, if available, will be on terms satisfactory to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Summary."

    2. VARIABILITY OF QUARTERLY RESULTS; PRIOR LOSSES. The Company's operating revenues, cash flow and net earnings historically have fluctuated significantly from quarter to quarter, depending in large part on the delivery or availability dates of its programs and product and the amount of production costs incurred and amortized in the period. Therefore, year-to-year comparisons of quarterly results may not be meaningful and quarterly results during the course of a fiscal year may not be indicative of results that may be expected for the entire fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations." In addition, primarily as a result of significant net losses in fiscal 1993, 1994 and 1995, the Company had an accumulated deficit of $3.0 million at March 31, 1996.

    3. INCREASED INTEREST EXPENSE. Increased borrowing by the Company under any increased credit line such as the proposed Chase facility will most likely increase interest expense and adversely affect the results of operations of the Company unless the Company is able to profitably use such increased borrowings.

    4. DEPENDENCE ON A LIMITED NUMBER OF PROJECTS. The Company is dependent on a limited number of television programs, films and other projects that change from period to period for a substantial percentage of its revenues. The change in projects from period to period is due principally to the opportunities available to the Company and to audience response to its programs and films, which are unpredictable and subject to change. For the six months ended March 31, 1996, 7 projects accounted for 60% of the total revenue for such fiscal quarter. For the fiscal year ended September 30, 1995, 6 other projects accounted for approximately 66% of the total revenue for such fiscal year. The loss of a major project, unless replaced by new projects, or the failure or less-than-expected performance of a major project (such as the Company's upcoming major feature film release, THE ADVENTURES OF PINOCCHIO) could have a material adverse effect on the Company's results of operations and financial condition as well as the market price of the Company's securities. There is no assurance that the

Company will continue to generate the same level of new projects or that any particular project released by the Company will be successful. See "The Company
- -- Certain Forward Looking Statements -- The Adventures of Pinocchio."

    5. CERTAIN ACCOUNTING POLICIES; AMORTIZATION OF FILM COSTS. The Company generally recognizes revenues when a program or film is either delivered or available for delivery. Capitalized production costs are amortized each period in the ratio that the current period's gross revenues bear to management's estimate of anticipated total gross revenues from the program or film during its useful life. Accordingly, in the event management reduces its estimate of the future revenues of a program or film, a significant write-down and a corresponding decrease in the Company's earnings in the quarter and fiscal year in which such write-down is taken could result. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations."

    6. LIMITED NUMBER OF SHARES OF COMMON STOCK AVAILABLE AFTER OFFERING. Upon completion of this Offering, assuming full exercise of the Underwriter's Over-allotment Option, there will be 77,632,406 shares of Common Stock issued and outstanding or reserved for issuance (assuming 3,800,000 Units are sold in this Offering and the Over-allotment Option is exercised in full) out of a total of 80,000,000 shares of Common Stock authorized under the Company's Articles of Incorporation. Accordingly, the Company will be substantially restricted in its ability to issue additional shares of Common Stock, including issuances to raise capital or acquire assets using Common Stock as the means of payment. The Company can only increase its authorized capital stock by amending its Articles of Incorporation. While the Company intends to increase its authorized but unissued capital stock at its next meeting of shareholders, such an amendment requires the approval of the shareholders and, even if approved, any delay in approval could cause the Company to be unable to raise additional equity required for its operations or to miss an available opportunity to raise additional capital or to acquire assets or otherwise. In addition, there can be no assurance that the shareholders of the Company will vote to increase the authorized capital of the Company.

    7. DEPENDENCE ON KEY PERSONNEL. The Company is dependent on the efforts and abilities of Donald Kushner and Peter Locke, the Company's founders and principal executive officers, and certain other members of senior management. The Company has entered into employment agreements with each of Messrs. Kushner and Locke, which agreements expire in September 1998. The Company is currently in negotiations with Messrs. Kushner and Locke to extend their employment agreements through September 2000. There is no assurance that such extension will be agreed to or as to the terms such extensions will be made, although it is likely that such executive officers will require increased compensation. The Company has obtained and is the beneficiary of term life insurance policies on each of the lives of Messrs. Kushner and Locke in the amount of $5,000,000. The Company's credit agreement contains a provision permitting the bank to declare an event of default if the services of either of Messrs. Kushner or Locke are not available to the Company unless a replacement acceptable to the bank is named. The loss of the services of either Messrs. Kushner or Locke, or of other key personnel, could have a material adverse effect on the business of the Company if suitable replacements could not be found quickly. The commitment letter with Chase for the proposed new syndicated line of credit contemplates that the new facility will also include as an event of default the failure of either Messrs. Kushner or Locke to be the Chief Executive Officer of the Company or if any person or group acquires ownership or control of capital stock of the Company having voting power greater than the voting power at the time controlled by Messrs. Kushner and Locke combined (other than any institutional investor able to report its holdings on Schedule 13G which holds no more than 15% of such voting power). There is no assurance that such event of default will not occur or that if it occurs, that the bank will waive such default.

    8. PRODUCTION DEFICITS. The revenues from pre-sales, output arrangements and the initial licensing of television programming or film, particularly in the case of license fees for network series, may be less than the associated production costs. The ability of the Company to cover the production costs of particular programming or films is dependent upon the availability, timing and the amount of such revenues obtained from third parties, including revenues from foreign or ancillary markets where available. In any event, the Company generally is required to fund at least a portion of production costs, pending receipt of such revenues, out of its lines of credit or its working capital, which will include the net proceeds of this Offering. Although the Company's strategy generally is not to commence principal photography without first obtaining commitments which cover all or substantially all of the budgeted production costs, from time to time the Company may commence principal photography without having obtained such commitments.

    9. TELEVISION AND FEATURE FILM INDUSTRIES. The production and distribution of television programs and feature films involves a substantial degree of risk. The success of an individual television program or feature film depends upon subjective factors, such as the personal tastes of the public and critics and alternative forms of entertainment, and does not necessarily bear a direct correlation to the costs of production and distribution. Therefore, there is a risk that some or all of the Company's projects will not be successful, resulting in costs not being recouped and losses being incurred. In addition, as the Company has shifted a significant portion of its product mix from its traditional base of network-television programming to feature films, the Company has become subject to the increased risk of feature film activities, including the longer lead times for completion of new product and receipt of related cash flow from exploitation of such product.

    10. COMPETITION. Competition in the television and motion picture industries is intense. The Company competes with the major motion picture studios, numerous independent producers of television programming and feature films and the major U.S. networks for the services of actors, other creative and technical personnel and creative material and, in the case of network television programming, for a limited number of time slots for episodic series, movies-of-the-week and mini-series. Many of the Company's principal competitors have greater financial, distribution, technical and creative resources than the Company.

    11. GOVERNMENT REGULATION. The Federal Communications Commission ("FCC") repealed its financial interest and syndication rules, effective as of September 21, 1995. Those FCC rules, which were adopted in 1970 to limit television network control over television programming and thereby foster the development of diverse programming sources, had restricted the ability of the three established, major U.S. television networks (I.E., ABC, CBS and NBC), to own and syndicate television programming. The ultimate impact of the repeal of the FCC's financial interest and syndication rules on the Company's operations cannot be predicated at the present time, although there has been an increase in in-house productions of programming for the networks' own use and potentially a decrease of programming from independent suppliers such as the Company.

    Under the Telecommunications Act of 1996 enacted in February 1996 (the "1996 Act"), manufacturers of television set equipment will be required to equip all new television receivers with a so-called "V-Chip" which would allow for parental blocking of violent, sexually-explicit or indecent programming based on a rating for any given program that would be broadcast along with the program. Unless the television industry establishes a voluntary ratings system by February 1998, the FCC is directed by the 1996 Act to develop a ratings system based upon the recommendations of an advisory committee selected by the FCC. A coalition of various segments of the entertainment industry has announced plans to devise a voluntary industry ratings code for rating video programming with respect to violent, sexual or indecent content. The industry coalition has announced its intent to have these new guidelines in place before February 1997. Other provisions of the 1996 Act revise the multiple broadcast ownership rules, allow local exchange telephone companies to offer multichannel video programming service, subject to certain regulatory requirements, and allow for cable companies to offer local exchange telephone service.

    The impact on the Company of the changes brought about by the 1996 Act and by accompanying changes in FCC rules cannot be predicted at the present time, although it is expected that there will be an increase in the demand for video programming product as a result of the likelihood that these regulatory changes will facilitate the advent of additional exhibition sources for such programming. However, it is possible that recent alliances of certain program producers and television station group owners, coupled with the recent FCC rule revisions allowing a single television station licensee to own television stations reaching up to 35% of the nation's television households, may place additional competitive pressures on program suppliers, such as the Company, to the extent they are unaligned with the major networks or any television station group owners.

    12. LABOR RELATIONS. The Company and certain of its subsidiaries are parties to several collective bargaining agreements. The Company's union contracts are industry-wide and its labor relations are not entirely dependent on its activities or decisions alone. Future revenues and earnings could be adversely affected by a labor dispute or strike.

    13. BROAD DISCRETION AS TO USE OF PROCEEDS. The Company's management will have complete discretion in determining the use of most of the net proceeds of this Offering as the majority of the net proceeds will be added to working capital. See "Use of Proceeds."

    14.   ABSENCE OF  CASH  DIVIDENDS.   The Company  has  never paid  any  cash
dividends on the Common Stock and has no present intention to declare or pay cash dividends.

    15. NO ASSURANCE OF PUBLIC MARKET. The Common Stock is currently listed on the NNM. The Class A Warrants are currently listed on the NNM under the symbol "KLOCW." The Company expects the Class C Warrants to be listed on the NNM upon consummation of this Offering. There can be no assurance that such listing will be obtained, will be maintained, that an adequate trading market for the Class C Warrants will develop after this Offering or, if any such market develops, that it will be maintained. There can be no assurance that, in subsequent trading, the Company's securities will not trade at a level below the price being offered hereby.

    16.   SHARES AVAILABLE FOR FUTURE SALE.   Substantially all of the
shares of Common Stock to be outstanding after this Offering, and, subject to issuance, the 27,483,730 shares of Common Stock issuable upon exercise of outstanding options or warrants (excluding the warrants being sold to the Underwriter and a consultant to the Company) or issuable upon conversion of outstanding convertible securities will be freely tradeable in the public markets, in certain cases pursuant to a registration statement or available exemption from registration. Of such shares issuable upon exercise or conversion of outstanding securities, approximately 14,739,099 shares are issuable at or below $1.27 per share, 6,019,632 additional shares are issuable at or below $1.58 per share and 2,300,000 additional shares are issuable at or below $2.00 per share. Approximately 7,657,875 shares held by affiliates will be subject to a six month lock-up in favor of the Underwriter. See "Underwriting." The availability of shares for public sale, or the perception of such availability, may have a depressive effect on the market price of the Common Stock.

    17. CURRENT PROSPECTUS AND STATE REGISTRATION REQUIRED TO EXERCISE CLASS C WARRANTS. Purchasers of the Class C Warrants will be able to exercise the Class C Warrants only if a current prospectus relating to the securities underlying the Class C Warrants is then in effect and only if such securities are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of Class C Warrants reside. Although the Units will not knowingly be sold to purchasers in jurisdictions in which they are not registered or otherwise qualified for sale, purchasers may buy Common Stock or Class C Warrants in the aftermarket or may move to jurisdictions in which the shares of Common Stock issuable upon exercise of the Class C Warrants are not so registered or qualified during the period that the Class C Warrants are exercisable. The Company will be unable to issue the Common Stock to those persons desiring to exercise their Class C Warrants if a current prospectus covering the securities issuable upon the exercise of the Class C Warrants is not kept effective or if such securities are not qualified or exempt from qualification in the states in which the holders of the Class C Warrants reside. In addition, the Class C Warrants may not be called for redemption unless a current prospectus relating to the underlying securities is then in effect. Although the Company will use its best efforts to maintain a current prospectus covering the securities underlying the Class C Warrants, there can be no assurance that the Company will be able to do so.

    18. RELATIONSHIP OF UNDERWRITER TO TRADING. The Underwriter may act in a brokerage capacity with respect to the purchase or sale of Common Stock or Class C Warrants in the over-the-counter market where each will trade. Under Rule 10b-6 promulgated under the Exchange Act, except as described below the Underwriter and any soliciting broker-dealer will be prohibited from engaging in any market-making activities or soliciting brokerage activities with regard to the Company's securities during a period beginning nine business days prior to the commencement of any such solicitation and ending on the later of the termination of such solicitation activity or the termination (by waiver or otherwise) of any right that the Underwriter and soliciting broker-dealers may have to receive a fee for soliciting the exercise of the Class C Warrants. As a result, the Underwriter and soliciting broker-dealers may be unable to continue to make a market for the Company's securities during certain periods while the Class C Warrants are exercisable except for passive market making allowed in accordance with Rule 10b-6A promulgated by the Commission under the Exchange Act. Such a limitation, while in effect, could impair the liquidity and market price of the Company's securities. See "Underwriting."

    19. POSSIBLE REDEMPTION OF CLASS C WARRANTS. The Class C Warrants are redeemable by the Company, at a redemption price of $.10 per Class C Warrant,
upon at least 30 days' prior written notice,  commencing on              ,  1997
(one year after the Effective Date) (or sooner with the consent of the Underwriter), if the average of the closing high bid prices of the Common Stock as reported on the NNM (or the last sale prices if listed on a national securities exchange) exceeds 150% of the then exercise price of the Class C
Warrants  (initially $           ) for 10 consecutive trading days ending on the
third day prior to the date on which notice of redemption is given, and provided that a current prospectus relating to the underlying securities is then in effect. If the Class C Warrants are redeemed, Class C Warrant holders will lose their right to exercise the Class C Warrants except during such 30 day redemption period. Redemption of the Class C Warrants could force the holders to exercise the Class C Warrants at a time when it may be disadvantageous for the holders to do so or to sell the Class C Warrants at the then market value of the Class C Warrants at the time of redemption. See "Description of Securities -- Class C Warrants."

                                  THE COMPANY

GENERAL

    The Kushner-Locke Company (the "Company") is a leading independent entertainment company principally engaged in the development, production and distribution of original feature films and television programming. The Company's feature films are developed and produced for the made-for-video, pay cable and theatrical motion picture markets. The Company's television programming has included television series, mini-series, movies-for-television, animation and reality and game show programming for the major networks, pay cable television, first-run syndication and international markets. The Company established its feature film production operations in April 1993. In September 1994, the Company employed certain new, experienced international theatrical film sales personnel to expand the Company into foreign theatrical distribution. In 1995, the Company formed KLC/New City Tele-Ventures ("KLC/New City") to acquire films for distribution through emerging new delivery systems, including pay cable, pay-per-view, basic cable, video-on-demand and satellite.


    The Company's feature film activities can be grouped into three areas: higher-budget films intended for wide-screen domestic theatrical release (historically, no more than one project per year), low-to-moderate budget films released direct-to-video or on cable television and films and film rights acquired for distribution only. In certain cases, the Company's low-to-moderate budget films may have a limited theatrical release or a cable premiere before being released in home video. For fiscal 1996, in the higher-budget film category, the Company's feature film THE ADVENTURES OF PINOCCHIO, starring Martin Landau, Jonathan Taylor Thomas and a puppet from Jim Henson's Creature Shop and budgeted at approximately $29 million, is scheduled to be released theatrically on July 26, 1996 in the U.S. in July 1996 by New Line Pictures (a division of Turner Entertainment, "New Line"). The Company's lower-budget feature slate for 1996 includes approximately 20 films, including SERPENT'S LAIR starring Jeff Fahey, THE GRAVE starring Gabrielle Anwar, Eric Roberts and Craig Sheffer, FREEWAY executive produced by Oliver Stone and starring Reese Witherspoon, Kiefer Sutherland and Brooke Shields, WHOLE WIDE WORLD starring Vincent D'Onofrio and Renee Zewelleger and being distributed in the U.S. by Sony Classics, THE LAST TIME I COMMITTED SUICIDE starring Keanu Reeves, five children's fantasy adventure films for Paramount Pictures under Paramount Pictures' Moonbeam label and two animated feature film sequels to the Company's 1988 video release THE BRAVE LITTLE TOASTER for a division of The Walt Disney Company. The Company's distribution activities consist primarily of foreign distribution of product produced, overseen or acquired by the Company and, through the KLC/ New City joint venture, domestic distribution of 60 low-budget feature films to the pay-per-view, pay cable, basic cable and other ancillary markets.


    On May 6, 1996, the Company and Decade Entertainment ("Decade") entered into an agreement to produce four theatrical action motion pictures. The motion pictures will be produced, subject to approval by the Company of certain creative aspects of such movies, by Decade and executive produced by Joel Silver (producer of EXECUTIVE DECISION and the LETHAL WEAPON and two DIE HARD action pictures) and Richard Donner (director/producer of THE OMEN and SUPERMAN). Under the agreement, the Company has agreed to guarantee payment of $3,200,000 per picture payable upon the delivery of the "mandatory delivery items" (as defined in such agreement) for each picture in consideration of receipt of foreign distribution rights. The agreement may be extended, at Decade's option, to include a fifth picture. The initial two films under the agreement are WHITE ROSE and MADE MEN, neither of which yet has a scheduled release date.


    Since its inception 1983, the Company has produced or distributed over 1,000 hours of original television programming, including various television series, movies-for-television and mini-series. The Company's movies-of-the-week currently in production or which have aired recently include PRINCESS IN LOVE starring Julie Cox in the book version of Princess Diana's affair for CBS, EVERY WOMAN'S DREAM starring Jeff Fahey for CBS, A HUSBAND, A WIFE AND A LOVER starring Judith Light for CBS and ECHO starring Jack Wagner for ABC. In addition, in pre-production for NBC is the fifth sequel to the JACK REED movies starring Brian Dennehy. The Company has produced a one-hour prime time pilot for ABC as a potential mid-season replacement series entitled THE GUN written and directed by Emmy award winner Jim Sadwith starring Rosanna Arquette and Peter Horton. The pilot was co-executive produced by Robert Altman (director of M*A*S*H., THE PLAYER and PRET-A-PORTER). As of March 31, 1996, the Company had 10 movies-for-television and various television series in different stages of development for potential production.


CERTAIN FORWARD LOOKING STATEMENTS

    CREDIT FACILITY. The Company's current line of credit with Imperial Bank provides for borrowings up to $15,000,000 based on specified percentages of eligible domestic and international accounts and contracts receivable and net film costs balances expiring December 31, 1996, subject to scheduled principal reductions commencing May 31, 1996. The May 31, 1996 scheduled principal reduction of $417,000 was extended to June 28, 1996; see "Management's
Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Facility." The line of credit is secured by substantially all of the Company's assets, bears interest at an annual rate of prime plus 1.25% (8.25% as of May 24, 1996) and matures on December 31, 1996. As of May 31, 1996, the Company had drawn down $15,000,000 under this facility and had no further availability.

    On April 14, 1996, the Company received a commitment letter from Chase for a $40 million syndicated line of credit. Such line of credit will provide for borrowings by the Company based on specified percentages of domestic and international accounts and contracts receivable and a specified percentage of the Company's book value of unamortized library film costs (as adjusted). In addition, the commitment letter contemplates that the Company will from time to time allocate a production tranche in its line of credit for the Company's productions. Such tranche would allow the Company to borrow up to 50% of the production deficit after accounting for specified percentages of pre-sales, licensing fees and similar revenues from third parties and a required Company equity participation. The Company anticipates closing the new credit facility with Chase in June 1996.

    In addition, Chase has agreed to fund one of the Company's productions prior to the funding of the proposed credit facility. It is contemplated that any such funding may be repaid through borrowings under the new credit facility once it is implemented.

    Pursuant to the commitment letter, Chase has the right to determine, for various reasons, including changes in market conditions, changes in the results of operations of the Company, changes in general economic conditions or changes in the prospects of the Company, not to proceed with the new credit line. The line of credit is also subject to Chase syndicating to other banks participation in amounts satisfactory to Chase. Accordingly, there is no assurance that the Company will be able to finalize the credit arrangement with Chase and, if a credit agreement with Chase is entered into by the Company, when such agreement will be finalized and what terms such credit agreement will contain.

    THE ADVENTURES OF PINOCCHIO. The Company's largest theatrical feature film project to date is currently titled THE ADVENTURES OF PINOCCHIO. The film has a current budgeted cost of approximately $29 million. Such film is scheduled to be released domestically on July 26, 1996 in a wide theatrical release. The film stars Academy Award winner Martin Landau as "Geppetto," Jonathan Taylor Thomas, from the hit T.V. series "Home Improvement," as Pinocchio and a puppet from Jim Henson's Creature Shop. While it is possible that THE ADVENTURES OF PINOCCHIO may be a success, it is also possible that such film will not be widely accepted by the viewing public and thus will not be economically successful for the Company. It is also possible that the success of the film will be adversely impacted by other, more popular summer feature film releases or by competition from the Summer Olympics which will be held from July 19 to August 4, 1996.

    The film is being distributed domestically through New Line Pictures (a division of Turner Entertainment Co., "New Line"). The Company's only prior wide release theatrical feature film, ANDRE, achieved $17 million in domestic box office receipts (I.E., the total of theatrical ticket sales, which revenue is allocated among various parties). While the Company has entered into licenses and pre-sales which substantially cover its portion of the budgeted cost of THE ADVENTURES OF PINOCCHIO, the film will have to achieve domestic and foreign box office levels substantially in excess of the levels achieved by ANDRE for the Company to realize significant additional profitability on the film. See "Risk Factors -- Dependence on a Limited Number of Projects." In addition, while the popular and better known Walt Disney animated version of the Carlo Collodi story was successful, it is possible that the Company's live action version may not be. The film is still in the post-production process and is currently in front of preview and test audiences. It is anticipated that the film's target audience will include children who will be off from school during the summer periods. It is possible that a delay, if any, which precludes the release during the summer months or limits the time during the summer during which the film is available for viewing could have a negative effect on the success of the film. In addition, while the Company anticipates that sufficient funds for prints and advertising will be devoted to the project commensurate with the funds usually spent with the level of the screens to which the film is scheduled to be released, if such amounts were not spent by New Line or were not spent in ways that effectively promote and support the picture, the success of the film could be negatively affected.

    As part of its arrangement with New Line, the Company has retained primarily the international distribution rights for the film and certain overages on the picture. As part of its effort to fund its portion of the film's budget, the Company has pre-sold most of the foreign markets and thus limited its potential upside in the project above that which it otherwise would have had. The agreements the Company has entered into for such pre-sales typically allow the Company to participate in the revenues of the film only after the foreign distributor has recouped its fees and costs. In addition, the Company will participate in the domestic gross proceeds of the film in excess of certain minimum amounts, which may not be exceeded. Further, the Company may participate in certain other ancillary revenue streams related to the film. If the film does not reach certain sales levels (domestically, internationally or in the ancillary markets, including merchandising), including sales which would allow for the recoupment of costs related to the realization of such revenues, additional revenues to the Company would be limited or non-existent. In the event the film is successful, the Company will be required to share its net profits with certain third parties, including the production lender for the film. The Company has also entered into an oral settlement agreement with a third party pursuant to which the Company has paid $10,000 to such third party and given such third party ten percent of the Company's net profit participation in connection with the film.

    The foregoing are some of the potential issues which could impact the success of THE ADVENTURES OF PINOCCHIO, and thus the Company. In addition, there are many other events which could adversely affect this or any film which are not specifically set forth herein. Any potential investor must be aware that the production and distribution of feature films is a risky, unpredictable venture. The actual results may differ materially based upon these or other factors. See "Risk Factors -- Television and Feature Film Industries."

    KLC/NEW CITY TELE-VENTURES; NEW CITY RELEASING. In 1995, the Company formed KLC/ New City Tele-Ventures ("KLC/New City") with New City Releasing, Inc. ("New City") to acquire films for distribution through the emerging new delivery systems. The Company has begun preliminary discussions with New City in connection with the possible acquisition by the Company of the 35% of the KLC/New City joint venture it does not currently own and/or the possible acquisition by the Company of all or a portion of New City itself. New City owns the right to distribute certain third party programs and films through its distribution channels. While such discussions are preliminary in nature and the amount and type of consideration has not been agreed upon, the Company believes that any such transaction would involve an option to acquire KLC/New City and/or a combination of cash and a stock for stock exchange (which may require approval by the Company's shareholders) and a possible employment agreement for New City's principals. Any such stock for stock exchange may result in additional dilution of the Common Stock and additional shares which may be available for public sale and could impact the trading value of the Common Stock. The parties may determine, for various reasons, including differences in valuation of the business, differences over control and operational issues and differences over artistic issues to not proceed with any such transaction. Accordingly, there is no assurance that any transaction will be consummated with New City and, if consummated, upon what terms such transaction would be consummated.

    TVFIRST. In fiscal 1995 the Company entered into a partnership with David Sams Industries, Inc. named TVFirst ("TVFirst") which creates and markets infomercials. One of TVFirst's current projects is a Christian music infomercial, in which a recording of Christian music sung by leading gospel artists is marketed. TVFirst has purchased air time for such infomercial but neither TVFirst nor either of its partners (including the Company) had the excess available resources to fund such purchases. Messrs. Locke and Kushner have loaned to TVFirst $30,000 as of March 31, 1996 to enable TVFirst to purchase such air time; subsequent loans by Messrs. Locke and Kushner have totaled an additional $325,000 through May 10, 1996. Such loans, subject to final documentation, will be guaranteed by the Company, will bear interest at a rate of prime (8.25% as of May 24, 1996) plus 1% and are anticipated to be repaid within six months, or possibly earlier based upon the cash flow of TVFirst. In addition, each lender will also receive an additional amount equal to 10% of the principal amount loaned by such lender, which amount will be payable on the repayment date. Furthermore, each lender will receive a profit participation in the profits, if any, related to the Christian music infomercial, up to an amount equal to 5% of its principal amount, which amount will be payable on the first anniversary of such repayment. There is no assurance that the infomercial will generate revenues in excess of its programming and media costs. The foregoing transaction was approved by a majority of the independent directors of the Company's Board of Directors.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Units, after deducting underwriting commissions and expenses of the Offering payable by the Company, are estimated to be approximately $8,185,000, assuming no exercise of the Over-allotment Option. The Company will use $1,500,000 of the net proceeds of the Offering to repay the Bridge Notes with the remainder of such net proceeds to be added to working capital. Any additional proceeds from the exercise of the Warrants or from the exercise of the Over-allotment Option will be added to working capital. All amounts added to working capital will be available for general corporate purposes.

    On May 10, 1996, in order to increase its working capital, the Company completed an offering and sale of $1,500,000 of the Bridge Notes pursuant to a private placement. As part of such transaction, the purchasers of the Bridge Notes have the right to receive repayment in full of the Bridge Notes and issuance of Bonus Shares equal in value to 50% of the principal amount of the Notes so purchased based upon the closing high bid price of the Common Stock on the NNM on the Effective Date. The proceeds from such transaction were used for working capital purposes. The Bonus Shares are among the securities being registered pursuant to the registration statement of which this prospectus is a part. See "The Offering." The Bridge Notes bear interest at a rate of 5% per annum and will mature upon the Effective Date of this Offering.

    The Company expects to continue to use a significant amount of its working capital to finance its development, production and distribution activities, including those of its feature film division, and to fund its obligations pending collection of license fees. The amount of working capital required for production activities will vary depending on, among other things, actual production costs, the timing of payments from, among others, proceeds from output arrangements, the networks and other third parties and the availability of additional licensing revenue. Additionally, the Company has expanded its distribution activities and may use a portion of the net proceeds to finance distribution activities in international or other markets. Further, the Company expects to use a portion of its working capital to fund the purchase of additional air time by TVFirst. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

    The Company from time to time considers the acquisition of assets or businesses complimentary to its current operations and may use a portion of the net proceeds for such purposes. However, the Company does not have pending any agreements for the acquisition of any business nor has it allocated any portion of the net proceeds of this Offering for any specific acquisitions.

    Pending the application of the net proceeds of this Offering for the purposes described above, the Company intends to invest the funds in short-term interest-bearing instruments.

    The Company will not receive any of the proceeds from the sales of the Selling Security Holders' Shares.

           MARKET FOR COMMON STOCK AND CLASS A WARRANTS AND DIVIDENDS

MARKET INFORMATION

    The Company's Common Stock is quoted on the NNM under the symbol "KLOC." Additionally, the stock is listed on the Pacific Stock Exchange under the symbol "KLO." The Class A Warrants are quoted on the NNM under the symbol "KLOCW." The following table sets forth the range of high and low closing prices for the Common Stock and the Class A Warrants, as reported on the NNM, for the periods indicated.

                                                                                                  CLASS A
                                                                          COMMON STOCK            WARRANTS
                                                                      --------------------  --------------------
                                                                        HIGH        LOW       HIGH        LOW
                                                                      ---------  ---------  ---------  ---------
FISCAL 1994
  First Quarter (ended December 31, 1993)...........................  $    1.38  $    0.84  $    0.28  $    0.19
  Second Quarter (ended March 31, 1994).............................       1.09       0.75       0.28       0.19
  Third quarter (ended June 30, 1994)...............................       1.53       0.72       0.53       0.41
  Fourth Quarter (ended September 30, 1994).........................       1.91       0.88       0.28       0.22

FISCAL 1995
  First Quarter (ended December 31, 1994)...........................  $    1.03  $    0.69  $    0.31  $    0.19
  Second Quarter (ended March 31, 1995).............................       0.97       0.69       0.22       0.16
  Third quarter (ended June 30, 1995)...............................       0.88       0.69       0.13       0.09
  Fourth Quarter (ended September 30, 1995).........................       0.81       0.50       0.19       0.13

FISCAL 1996
  First Quarter (ended December 31, 1995)...........................  $    0.75  $    0.47  $    0.16  $    0.09
  Second Quarter (ended March 31, 1996).............................       1.03       0.63       0.50       0.28
  Third Quarter (through May 31, 1996)..............................       1.50       0.91       0.53       0.28

    On May 31, 1996, the closing high bid price for the Common Stock as reported on the NNM was $1.25 and the closing high bid price for the Class A Warrants was $0.44. At May 24, 1996, there were approximately 762 record holders of the Common Stock and 14 record holders of the Class A Warrants.

DIVIDENDS

    The Company has never paid any cash dividends and has no present intention to declare or to pay cash dividends. The payment of dividends also is restricted by covenants in the Company's credit agreement and the indentures and fiscal agency agreements under which the Company's Convertible Subordinated Debentures were issued. It is the present policy of the Company to retain any earnings to finance the growth and development of the Company's business.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of March 31, 1996, on a pro forma basis to reflect the Bridge Notes and as adjusted to give effect to the sale by the Company of the Units being offered hereby and the application of the net proceeds therefrom (assuming no exercise of the Underwriter's Over-allotment Option).

                                                                                    AS OF MARCH 31, 1996
                                                                            -------------------------------------
                                                                             ACTUAL    PRO FORMA(1)   AS ADJUSTED
                                                                            ---------  -------------  -----------
                                                                                   (DOLLARS IN THOUSANDS)
Short-term obligations (net of unamortized issuance costs):
  5% Convertible Subordinated Notes (1)...................................  $       0   $     1,307    $       0
  Notes payable (2).......................................................     16,690        16,690       16,690
                                                                            ---------  -------------  -----------
                                                                            ---------  -------------  -----------
Long-term obligations, including current portion (net of unamortized issuance costs):
  Bank line of credit (3).................................................     15,000        15,000       15,000
  Series A, Convertible Subordinated Debentures due 2000, net (4).........         76            76           76
  Series B, Convertible Subordinated Debentures due 2000, net (4).........      2,955         2,955        2,955
  8% Convertible Subordinated Debentures due 2000, net (4)................      8,482         8,482        8,482
  9% Convertible Subordinated Debentures due 2002, net (4)................      4,598         4,598        4,598
Stockholders' equity:
  Common Stock, no par value; 80,000,000 shares authorized, 37,437,553 shares outstanding at March 31, 1996, 38,069,287 shares outstanding on
   a pro forma basis and        shares outstanding as adjusted (4)........     22,099        22,099       30,091
                                                                            ---------  -------------  -----------
                                                                            $  69,900   $    71,207    $  77,892
                                                                            ---------  -------------  -----------
                                                                            ---------  -------------  -----------

- ------------------------
(1) On May 10, 1996 the Company completed an offering and sale of $1,500,000 of its Bridge Notes pursuant to a private placement. The Company incurred $193,000 of issuance costs in connection with such transaction. As part of the transaction, purchasers of the Bridge Notes have the right to receive payment in full of the Bridge Notes on the closing of this Offering together with the issuance of the Bonus Shares. See "Use of Proceeds."

(2) Represents short-term production obligations of entities presented on a consolidated basis with the Company. Of such obligations, $4,826,667 was guaranteed by The Kushner-Locke Company as of March 31, 1996 and the balance is recourse to the related film assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Production/Distribution Loans."

(3) Bank line of credit matures on December 31, 1996, subject to certain possible required principal repayments commencing May 31, 1996, which scheduled principal reduction was extended to June 28, 1996. The Company is in discussions to refinance this obligation as a long-term obligation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Facility" and "-- Chemical Bank."

(4) As of March 31, 1996, an aggregate of 14,916,113 additional shares of Common Stock were issuable upon conversion of the Company's outstanding Convertible Subordinated Debentures, an aggregate of 5,472,808 additional shares of Common Stock were issuable upon the exercise of the Company's outstanding warrants and an aggregate of 4,647,096 additional shares of Common Stock were issuable upon the exercise of the Company's outstanding options.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    The following selected financial data are derived from the consolidated financial statements of The Kushner-Locke Company. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included or incorporated by reference herein.

CONSOLIDATED STATEMENT OF OPERATIONS DATA:

                                                                                          SIX MONTHS ENDED
                                               YEARS ENDED SEPTEMBER 30,                     MARCH 31,
                                 -----------------------------------------------------  --------------------
                                   1991       1992       1993       1994       1995       1995       1996
                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                            (UNAUDITED)
Operating Revenues.............  $  28,006  $  24,052  $  42,487  $  50,736  $  20,407  $  11,614  $  29,337
Earnings (Loss) from
 Operations....................      3,152      1,529     (1,807)    (7,424)      (835)       469      3,004
Net Earnings (Loss)............  $   1,445  $     244  $  (1,826) $  (6,765) $  (3,975) $  (1,003) $   1,140
Net Earnings (Loss) Per Common
 and Common Equivalent Shares
 Outstanding...................  $    0.08  $    0.01  $   (0.06) $   (0.23) $   (0.13) $   (0.03) $    0.03
Weighted Average Shares
 Outstanding...................     17,846     20,958     28,372     29,373     31,713     31,159     35,961

CONSOLIDATED BALANCE SHEET DATA:

                                                                                    AT MARCH 31, 1996
                                                                        ------------------------------------------
                                                                          ACTUAL     PRO FORMA(1)   AS ADJUSTED(2)
                                                                        -----------  -------------  --------------
                                                                        (UNAUDITED)   (UNAUDITED)    (UNAUDITED)
Cash and cash equivalents.............................................   $   3,060    $     4,367    $     11,052
Restricted Cash.......................................................       2,420          2,420           2,420
Accounts Receivable, Net..............................................      18,484         18,484          18,484
Film Costs, Net of Accumulated Amortization...........................      75,022         75,022          75,022
Total Assets..........................................................   $ 102,184    $   103,491    $    110,176

Bank Line of Credit...................................................   $  15,000    $    15,000    $     15,000
Notes Payable.........................................................      16,690         16,690          16,690
Convertible Subordinated Debentures, Net..............................      16,110         17,417          16,110
Total Liabilities.....................................................      80,085         81,392          80,085

Stockholders' Equity..................................................   $  22,099    $    22,099    $     30,091
                                                                        -----------  -------------  --------------
                                                                        -----------  -------------  --------------

- ------------------------
(1) On May 10, 1996 the Company completed an offering and sale of $1,500,000 of its Bridge Notes pursuant to a private placement. As part of the transaction, purchasers of the Notes have the right to receive payment in full of the Bridge Notes upon the closing of this Offering together with the issuance of the Bonus Shares. The Company incurred $193,000 of issuance costs in connection with such transaction. See "Use of Proceeds."

(2) Gives effect to the sale by the Company of $10 million of Units, net of discounts, commissions and expenses of the Company in connection with the Offering, and the repayment by the Company of the Bridge Notes.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
GENERAL
    The Company's revenues are currently derived primarily from the production or the acquisition of distribution rights of films released in the U.S. by studios, pay cable, basic cable, and videocassette companies; and from the development, production and distribution of television programming for the major U.S. television networks, basic and pay cable television and first-run syndication; as well as from the licensing of all rights to the films and television programs in international territories. While the Company generally finances all or a substantial portion of the budgeted production costs of its programming through domestic and international licensing and other arrangements, the Company typically retains rights in its programming which may be exploited in future periods or in additional territories. In April 1993, the Company established a feature film operation to produce low and medium budget films for theatrical and/or home video or cable release. The Company produces a limited number of higher-budget theatrical films to the extent the Company is able to obtain an acceptable domestic studio to release the film theatrically in the U.S.

    The Company's revenues and results of operations are significantly affected by accounting policies required for the industry and management's estimates of the ultimate realizable value of its films and programs. Production advances received prior to delivery or completion of a program are treated as deferred revenues and are recorded as either production advances or deferred license fees. Production advances are generally recognized as revenue on the date the program is delivered or available for delivery. Deferred license fees are recognized as revenue on the date of availability and/or delivery of the item of product.

    The Company generally capitalizes all costs incurred to produce a film, including the interest expense funded under production loans. Such costs also include the actual direct costs of production, certain exploitation costs and production overhead. Capitalized exploitation or distribution costs include those costs that clearly benefit future periods such as film prints and prerelease and early release advertising that is expected to benefit the film in future markets. These costs, as well as participation and talent residuals, are amortized each period on an individual film or television program basis in the ratio that the current period's gross revenues from all sources for the program bear to management's estimate of anticipated total gross revenues for such film or program from all sources. In the event management reduces its estimates of the future gross revenues associated with a particular item of product, which had been expected to yield greater future proceeds, a significant write-down and a corresponding decrease in the Company's earnings for the quarter and fiscal year-end could result.

    Gross profits for any period are a function in part of the number of programs delivered in that period and the recognition of costs in that period. Because initial licensing revenues and related costs generally are recognized either when the program has been delivered or is available for delivery, significant fluctuations in revenues and results of operations may occur from period to period. Thus, a change in the amount of entertainment product available for delivery from period to period has materially affected a given period's revenues and results of operations and year-to-year results may not be comparable. The continuing shift of the Company's product mix during the fiscal year may further affect the Company's quarter to quarter or year to year results of operations as new products may be amortized differently as determined by length of product life cycle and the number of related revenue sources.

RESULTS OF OPERATIONS

    COMPARISON OF SIX MONTHS ENDED MARCH 31, 1996 AND 1995

    The Company's operating revenues for the six months ended March 31, 1996 were $29,337,000, an increase of $17,723,000, or 153%, from $11,614,000 from the comparable six month period ended March 31, 1995. This increase was due primarily to the timing of delivery and/or availability of films and television programs. The Company has shifted its current product mix towards a greater percentage of feature films due to opportunities available to the Company.

    The Company recognized approximately $10,534,000 of revenues during the first half of fiscal 1996 from the delivery and/or availability of (a) the ABC network mini-series INNOCENT VICTIMS starring Hal Holbrook and Rick Schroeder, and (b) the CBS network movie A HUSBAND, A WIFE AND A LOVER starring Judith Light and Jay Thomas; and $7,101,000 from the delivery and/or availability of five feature films: (a) FREEWAY, executive produced by Oliver Stone and starring Kiefer Sutherland, Reese Witherspoon and Brooke Shields, (b) NAKED SOULS starring Pamela Anderson, Dean Stockwell and David Warner, (c) SERPENT'S LAIR, starring Jeff Fahey, (d) THE GRAVE starring Gabrielle Anwar, Eric Roberts and Craig Sheffer, and (e) the six JOSH KIRBY: TIME WARRIOR films for Paramount. The majority of remaining revenues for the period came from a license to a German distributor of rights to distribute portions of the Company's library in Germany, from continuing licenses of completed product from the Company's library to domestic cable channel operators and international sub-distributors, and from delivery and/or availability of various product from the Company's library.

    Operating revenues for the first half of fiscal 1995 were primarily attributable to the delivery and/ or availability of the theatrical feature film WES CRAVEN PRESENTS: MINDRIPPER, the two television movies for CBS entitled DANGEROUS INTENTIONS and LADY KILLER, and three direct-to-video titles.

    Costs relating to operating revenues were $24,365,000 during the first six months of fiscal 1996 as compared to $9,168,000 during the comparable period of fiscal 1995. The increase resulted from significantly greater revenues in connection with increased production and distribution levels. This higher level of operating activity resulted from the Company's increased staffing and personnel, primarily in the feature film and international distribution divisions, and the Company's funding of overhead and development costs associated with joint ventures or partnerships related to interactive/ multi-media applications, cable distribution and infomercial production.

    Interest expense for the first six months ended March 31, 1996 was $1,904,000 as compared to $1,592,000 for the comparable period ended March 31, 1995. The increase was due to higher average borrowings under the Company's line of credit primarily associated with increased production and acquisition financing of non-network movies. Total notes payable increased to $31,690,000 at March 31, 1996 from $14,770,000 at March 31, 1995. In the event the Company enters into the $40 million line of credit with Chase and borrows amounts thereunder in excess of the current outstanding balance under the Imperial Bank facility, interest expense will most likely increase.

    The Company's estimated effective income tax rate was approximately 1.75% for the first six months ended March 31, 1996 compared to an estimated income tax expense of approximately 0% for the first six months ended March 31, 1995. The $20,000 tax expense in first half of fiscal 1996 consisted of minimum state taxes related to certain active subsidiary companies.

    The Company reported earnings of $1,140,000, or $.03 per share, for the first six months ended March 31, 1996 as compared to a net loss of $(1,003,000), or $(.03) per share, for the comparable six month period ended March 31, 1995. Weighted number of common shares outstanding for the comparable periods were 35,961,000 in 1996 and 31,159,000 in a 1995. The earnings in the first half of fiscal 1996 resulted primarily from the Company completing a portion of its film and television projects in process and recognition of revenues on existing contracts receivable ("pre-sales") made to third parties licensing the rights to distribute those projects in certain media and territories. The loss in the first half of fiscal 1995 resulted primarily from the delivery and/or availability for delivery of fewer titles and ongoing fixed expenses related to the Company's feature film, television and international distribution divisions.

    COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 1995 AND 1994

    The Company's operating revenues for the fiscal year ended September 30, 1995 were $20,407,000, a decrease of $30,329,000, or 60%, from $50,736,000 from the prior fiscal year. This decrease was due primarily to the timing of delivery and/or availability of films and television programs. The Company has shifted its current product mix towards a greater percentage of feature films due to opportunities available to the Company. Feature films generally have a longer lead time than television programs from the time of financial commitment to the recognition of related revenues.

    The Company recognized approximately $4,028,000 of revenues during fiscal 1995 from the delivery and/or availability of the three low budget feature films LADY IN WAITING, THE LAST GASP and WES CRAVEN PRESENTS: MINDRIPPER to WarnerVision and approximately $9,501,000 for the three television network movies DANGEROUS INTENTIONS for CBS, LADY KILLER for CBS and JACK REED IV: A KILLER AMONGST US for NBC. The majority of remaining revenues for the period came from the release of six adult thriller direct-to-video films; from two of the six fantasy adventure feature films for Paramount Pictures under the banner JOSH KIRBY: TIME WARRIOR; and from continuing sales of licenses for completed product from the Company's library of titles to international distributors.

    Operating revenues for fiscal 1994 were primarily attributable to the delivery and/or availability of the major theatrical feature film Andre of approximately $9,992,000, the three network television movies TO SAVE THE CHILDREN for CBS, GETTING GOTTI for CBS, and JACK REED III: A SEARCH FOR JUSTICE for NBC of approximately $9,333,000, and the network mini-series JFK: RECKLESS YOUTH for ABC of approximately $9,273,000. The Company also recognized approximately $14,511,000 of revenues from the delivery and/or commencement of distribution of fifteen episodes of the television series HARTS OF THE WEST for CBS.

    Costs relating to operating revenues were $17,404,000 during fiscal 1995 as compared to $54,952,000 during fiscal 1994. As a percentage of operating revenues, costs relating to operating revenues were approximately 85% for fiscal 1995 compared to approximately 108% for fiscal 1994. During the fourth quarter of fiscal 1995, the Company revised its estimate of future revenue for certain older television programs which resulted in reductions of the carrying value of such programs and an expense of approximately $888,000 recorded during the fourth quarter of fiscal 1995. After adjusting for this write down, the overall costs related to revenues was 81% during fiscal 1995. During the fourth quarter of fiscal 1994, the Company revised its estimate of future revenue from programming no longer being produced by the Company resulting in a write down expense of approximately $7,800,000 for fiscal 1994. The major component of such reductions consisted of the episodic series 1ST AND TEN starring O.J. Simpson. Without such reductions, costs relating to operating revenues would have been $47,152,000, or approximately 93% of revenues, for fiscal 1994.

    Selling, general and administrative expenses increased to $3,838,000 in fiscal 1995 from $3,280,000 in fiscal 1994. Expenses associated with increased staffing and personnel, primarily in the feature film and international distribution divisions, were the major factors contributing to the increase. In addition, the Company funded overhead and development costs associated with its entry into new business segments including interactive/multimedia, cable distribution and infomercial production, which are conducted through joint ventures or partnerships.

    Interest expense for the year ended September 30, 1995 was $3,409,000 as compared to $2,209,000 for the year ended September 30, 1994. The increase was due to incurring interest costs for the full period on the Company's four issues of Convertible Subordinated Debentures during the 1995 fiscal year; an increase in amortization of capitalized issuance costs related to the Convertible Subordinated Debentures and higher average borrowings under the Company's line of credit associated with increased production and acquisition financing of non-network movies. Total indebtedness for borrowed money increased to $46,143,000 at September 30, 1995 from $31,656,000 at September 30, 1994. The weighted average interest rate under the line of credit was 10% during fiscal 1995 compared to 7.81% in fiscal 1994, while the Convertible Subordinated Debentures Series A, Series B, 8% and 9% bear interest fixed at 10%, 13 3/4%, 8% and 9%, respectively.

    The Company's estimated effective income tax benefit was 0% for the year ended September 30, 1995 compared to an estimated effective income tax benefit of approximately 24% for the year ended September 30, 1994. The tax benefit in fiscal 1994 was due to partial recognition of the benefit of deferred taxes during the fiscal year ended September 30, 1994.

    The Company reported a net loss of ($3,975,000), or ($.13) per share, for the fiscal year ended September 30, 1995 and net loss of ($6,765,000), or ($.23) per share, for the year ended September 30, 1994 when the Company reported a loss before cumulative effect of a change in accounting principle from Statement of Financial Accounting Standards (SFAS) No. 96 to SFAS No. 109 "Accounting for

Income Taxes" of ($7,159,000), or ($.24) per share. The losses in fiscal 1995 and 1994 resulted primarily from the above described non-cash reductions in the carrying value of certain programs no longer being produced by the Company and the increased interest expense and amortization of capitalized issuance costs. The losses in fiscal 1995 were augmented by certain expenses associated with the expansion of the Company's feature film and international distribution divisions.

    COMPARISON OF FISCAL YEARS ENDED SEPTEMBER 30, 1994 AND 1993

    The Company's operating revenues for the fiscal year ended September 30, 1994 were $50,736,000, an increase of $8,249,000, or 19%, from $42,487,000 from the prior fiscal year. This increase was due primarily to the delivery and/or availability of the feature film ANDRE, 15 episodes of the network prime-time series HARTS OF THE WEST, the network television movies TO SAVE THE CHILDREN, GETTING GOTTI, and JACK REED III: A SEARCH FOR JUSTICE and the network mini-series JFK: RECKLESS YOUTH, as well as international distribution revenues from HARTS OF THE WEST and JFK: RECKLESS YOUTH. Operating revenues during fiscal 1993 were primarily attributable to the delivery and/or availability for additional markets of the late-night network series Sweating Bullets, the network mini-series Family Pictures, the made-for-cable series 1ST AND TEN and a pay-cable series for which the Company acted as a producer-for-hire.

    During fiscal 1994 the Company recognized revenues from the delivery and/or availability of the feature film ANDRE of approximately $9,992,000; from the mini-series JFK: RECKLESS YOUTH of approximately $9,273,000; and recognized approximately $14,511,000 of revenues from the delivery and/or commencement of distribution of HARTS OF THE WEST during fiscal 1994 as compared to approximately $3,061,000 for HARTS OF THE WEST during fiscal 1993.

    Costs relating to operating revenues were $54,952,000 during fiscal 1994 as compared to $41,497,000 during fiscal 1993. As a percentage of operating revenues, costs relating to operating revenues were approximately 108% for fiscal 1994 compared to approximately 98% for fiscal 1993. During the fourth quarter of 1994, the Company revised its estimate of future revenue from certain programming no longer being produced by the Company resulting in reductions of the carrying value of such programs and expense of approximately $7,800,000 during the fourth quarter of fiscal 1994. The major component of such reductions consisted of the episodic series 1ST AND TEN starring O.J. Simpson. Without such reductions, costs relating to operating revenues would have been $47,152,000, or approximately 93%, for fiscal 1994. During the fourth quarter of fiscal 1993, the Company revised its ultimate revenue estimates in certain programming resulting in increased amortization of approximately $4.3 million.

    Selling, general and administrative expenses increased to $3,208,000 in fiscal 1994 from $2,797,000 in fiscal 1993. Expenses associated with increased staffing and personnel, primarily in the feature film division, were the major factors contributing to the increase.

    Interest  expense for  the year ended  September 30, 1994  was $2,209,000 as compared to $1,173,000 for the year ended September 30, 1993. Total indebtedness, which consists of amounts due under the Company's line of credit and Convertible Subordinated Debentures, increased to $31,656,000 at September 30, 1994 from $12,203,000 at September 30, 1993. The reason for the increase was the additional interest and amortization of capitalized issuance costs related to the issuance of the 8% and 9% Convertible Subordinated Debentures during fiscal 1994 and higher average borrowings under the Company's line of credit. The weighted average interest rate under the line of credit was 7.81% during fiscal 1994 compared to 7.25% in fiscal 1993, while the Convertible Subordinated Debentures Series A, Series B, 8% and 9% bear interest fixed at 10%, 13 3/4%, 8% and 9%, respectively.

    The Company's estimated effective income benefit was 24% for the year ended September 30, 1994 compared to an estimated effective income tax benefit of approximately 37% for the year ended September 30, 1993. The decrease was due to recognition of the benefit of deferred tax assets during the fiscal year ended September 30, 1994.

    The Company reported a loss before cumulative effect of a change in accounting principle of ($7,159,000), or ($.24) per share, and net loss of ($6,765,000), or ($.23) per share, for the year ended

September 30, 1994 and ($1,826,000), or ($.06) per share, for the year ended September 30, 1993. The losses in fiscal 1994 and 1993 resulted primarily from the above described reductions in the carrying value of certain programs no longer being produced by the Company and the increased interest expense and amortization of capitalized issuance costs incurred as a result of the 8% and 9% Convertible Subordinated Debenture offerings.

QUARTERLY RESULTS OF OPERATION

    A large percentage of a film or television program's revenues is recognized when the film or television program is delivered. As a result, significant fluctuations in the Company's total revenues and net income can occur from period to period depending on the delivery or availability dates of films and television programs. Pursuant to the Company's accounting policy, as required under generally accepted accounting principles, capitalized film and television program costs are reviewed on a quarterly basis and any portion of such costs that subsequently appear not to be fully recoverable from future revenues are charged to expense during the period in which the loss becomes evident. As a result, some quarters or years will have fluctuating levels of expenses due to such losses.

    The following table sets forth selected data by quarter included in the Company's Consolidated Statements of Operations (unaudited). This information has not been audited or reviewed by KPMG Peat Marwick LLP.

                              QUARTER
                              ENDED IN                   QUARTERS ENDED IN 1995
                                1996       ---------------------------------------------------
                            ------------                  SEPTEMBER 30
                              MARCH 31     DECEMBER 31        (1)         JUNE 30    MARCH 31
                            ------------   ------------   ------------   ---------   ---------
                                         (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Operating Revenues........  $     13,230   $    16,107    $     6,889    $   1,904   $   6,176
Costs Related to Operating
 Revenues.................        11,052        13,313          6,669        1,567       4,871
Selling, General and
 Administrative Expenses..         1,072           896            904          957         984
                            ------------   ------------   ------------   ---------   ---------
Earnings (Loss) from
 Operations...............         1,106         1,898           (684)        (620)        321
Interest Expense..........          (969)         (875)          (736)        (917)       (763)
Income Taxes (Benefit)
 (2)......................             9            11            (11)          26          16
                            ------------   ------------   ------------   ---------   ---------
Net Earnings (Loss).......  $        128   $     1,012    $    (1,409)   $  (1,563)  $    (458)
                            ------------   ------------   ------------   ---------   ---------
                            ------------   ------------   ------------   ---------   ---------
Net Earnings (Loss) Per
 Common Share.............  $      0.003   $      0.03    $     (0.13)   $   (0.05)  $   (0.01)
                            ------------   ------------   ------------   ---------   ---------
                            ------------   ------------   ------------   ---------   ---------


                                          QUARTERS ENDED IN 1994                          QUARTERS ENDED IN 1993
                            ---------------------------------------------------   ---------------------------------------
                                           SEPTEMBER 30                                          SEPTEMBER 30
                            DECEMBER 31        (1)         JUNE 30    MARCH 31    DECEMBER 31        (1)         JUNE 30
                            ------------   ------------   ---------   ---------   ------------   ------------   ---------
                                                       (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Operating Revenues........  $     5,438    $    14,664    $   7,107   $  12,953   $    16,012    $    12,871    $   5,533
Costs Related to Operating
 Revenues.................        4,297         21,504        7,440      11,369        14,639         16,238        4,438
Selling, General and
 Administrative Expenses..          993            969          796         742           701            631          707
                            ------------   ------------   ---------   ---------   ------------   ------------   ---------
Earnings (Loss) from
 Operations...............          148         (7,809)      (1,129)        842           672         (3,998)         388
Interest Expense..........         (693)          (633)        (614)       (448)         (317)          (250)        (245)
Income Taxes (Benefit)
 (2)......................      --              (1,900)        (661)        149          (259)        (1,614)          57
                            ------------   ------------   ---------   ---------   ------------   ------------   ---------
Net Earnings (Loss).......  $      (545)   $    (6,542)   $  (1,082)  $     245   $       614    $    (2,634)   $      86
                            ------------   ------------   ---------   ---------   ------------   ------------   ---------
                            ------------   ------------   ---------   ---------   ------------   ------------   ---------
Net Earnings (Loss) Per
 Common Share.............  $     (0.02)   $     (0.23)   $   (0.04)  $    0.01   $      0.02    $     (0.06)   $   0.003
                            ------------   ------------   ---------   ---------   ------------   ------------   ---------
                            ------------   ------------   ---------   ---------   ------------   ------------   ---------

- ----------------------------------
(1) During the fourth quarter of fiscal 1995, the Company revised its estimate of future revenues for ALADDIN, THE BARBARA DE ANGELIS SHOW, TRAIL WATCH, SWEET BIRD OF YOUTH, and PIGASSO'S PLACE. During the fourth quarter of fiscal 1994, the Company revised its estimate of future revenue for 1ST AND TEN and SWEATING BULLETS and other programming no longer being produced by the Company. These revised estimates resulted in a reduction in the carrying value of such programs and amortization expense of approximately $7,800,000. The major component of such reduction consisted of the episodic series 1ST AND TEN starring O.J. Simpson. During the fourth quarter of fiscal 1993, upon commencement of the domestic syndication of 1ST AND TEN, the Company revised certain ultimate revenue estimates based on the initial results of syndication. The revised ultimate revenue estimates on 1ST AND TEN and other film and television programs resulted in increased amortization of film costs of approximately $4.3 million in the fourth quarter of fiscal 1993.
(2) In the quarter ended December 31, 1993, the provision for Income Taxes included a benefit of $394,000 related to the cumulative effect of a change in accounting principle.

LIQUIDITY AND CAPITAL RESOURCES

    Cash and cash equivalents increased to $5,480,000 (including $2,420,000 of restricted cash being used as collateral for certain production loans) at March 31, 1996 from $4,301,000, including $1,162,000 of restricted cash at September 30, 1995 primarily from additional collections from foreign pre-sales. At March 31, 1996, the Company had net negative liquid assets of approximately ($11,386,000) consisting of cash and cash equivalents, accounts receivable and amounts due from affiliates less accounts payable and accrued liabilities, short-term production loans and the $15,000,000 outstanding under the Company's existing line of credit which is due to mature on December 31, 1996.

    The Company's production and distribution operations are capital intensive. The Company has funded its working capital requirements through receipt of third-party domestic license payments and international licensing, as well as other operating revenues, and proceeds from debt and equity financing, and has relied upon its line of credit and transactional production loans to provide bridge production financing prior to receipt of license fees. The Company funds production and acquisition costs out of its working capital, including the line of credit, and through certain pre-sale of rights in international markets. In addition, the expansion of the Company's international distribution business and the establishment of a feature film division have significantly increased the Company's working capital requirements and use of related production loans.

    The Company experienced net negative cash flows from operating activities (resulting principally from the Company's expansion of production) of $(2,816,000) during the six months ended March 31, 1996, which was offset by net cash of $3,068,000 provided by financing activities from production loans and slightly greater usage of the Company's revolving line of credit up to the maximum amount of credit available. As a result primarily of the foregoing factors, net unrestricted cash decreased during the six month period by $79,000 to $3,060,000 on March 31, 1996. Net cash used by operating activities was $(30,420,000) during fiscal 1995 as the Company substantially increased its investment in new film product. To the extent that the Company expands production and distribution activities and increases its debt service burdens, it will continue to experience net negative cash flows from operating activities, pending receipt of licensing revenues, other revenues and sales from its library.

CREDIT FACILITY

    The Company's current line of credit with Imperial Bank provides for borrowings up to $15,000,000 based on specified percentages of eligible domestic and international accounts and contracts receivable and net film costs balances through December 31, 1996. The line of credit is secured by substantially all of the Company's assets and bears interest at an annual rate of prime (8.25% as of May 24, 1996) plus 1.25%. The Company is required to pay a commitment fee of .5% per annum of the unused portion of the credit line. As of March 31, 1996, the Company had drawn down $15,000,000 under this facility and had no further availability.

    The Imperial credit agreement, as amended and restated in August 1993, had an original maturity date of June 2, 1995. The original maturity date was extended in March 1995 to September 30, 1995, then subsequently extended in September 1995, in connection with a proposed $30 million bank refinancing which subsequently was not consummated, to December 29, 1995 and further extended in December 1995 to January 31, 1996. On January 12, 1996, Imperial Bank provided to the Company its commitment to extend the existing credit line through December 31, 1996 and the Company paid a loan fee to the bank in connection with such commitment and agreed to issue warrants to purchase 500,000 shares of common stock to the bank at an exercise price of $0.84 per share. The related amendment to the existing credit agreement became effective on January 31, 1996 upon payment of the balance of the loan fee. The third amendment to the Amended and Restated Credit Agreement eliminated certain existing financial covenants as of December 30, 1995 and substituted revised quarterly net worth and net income requirements and set a minimum liquidity level.

    The outstanding credit agreement contains various covenants, in addition to those mentioned above, to which the Company must adhere. These covenants, among other things, include limitations on additional indebtedness, liens, investments, disposition of assets, guarantees, deficit financing, affiliate transactions and the use of proceeds and prohibit payment of dividends and prepayment of subordinated debt. The Company has obtained all necessary waivers related to the Credit Agreement through the second quarter of fiscal 1996. The outstanding credit agreement also contains a provision permitting the bank to declare an event of default if the services of either of Messrs. Locke or Kushner are not available to the Company unless a replacement acceptable to the bank is named.

    In the second quarter of fiscal 1996, the Company commenced discussions with various commercial banks concerning arranging or participating in a multi-year increased syndicated credit facility to seek to amend or replace the existing facility by May 31, 1996. See description of the Chemical Bank facility below. If such facility is not in place by such time, as required by the Amended and Restated Credit Agreement, the existing Imperial Bank line of credit will be reduced in size from $15,000,000 to $12,500,000 during the period from May 31, 1996 to October 31, 1996 and will mature December 31, 1996. On May 31, 1996, Imperial Bank agreed to extend the $417,000 principal repayment due on May 31, 1996 to June 28, 1996 to provide an additional period of time for the Company to refinance the credit facility.

CHEMICAL BANK

    On April 14, 1996, the Company received a commitment letter from Chemical Bank and Chase Securities, Inc. (collectively, "Chase") for a $40 million syndicated line of credit. Such line of credit will provide for borrowings by the Company based on specified percentages of domestic and international accounts and contacts receivable and a specified percentage of the Company's book value of unamortized library film costs (as adjusted). In addition, the commitment letter contemplates that the Company will from time to time allocate a production tranche in its line of credit for the Company's film and television productions. Such tranche would allow the Company to borrow up to 50% of the production deficit after accounting for specified percentages of pre-sales, licensing fees and similar revenues from third parties and a required Company equity participation. The Company anticipates closing the new credit facility with Chase in early June 1996, but there is no assurance that such facility will be completed prior to such time. Pursuant to the commitment letter, Chase has the right to determine, for various reasons, including changes in market conditions, changes in the results or operations of the Company, changes in general economic conditions or changes in the prospects of the Company, not to proceed with the new credit line. The line of credit is also subject to Chase syndicating to other banks participation of a satisfactory portion of the new facility. There is no assurance that the Company will be able to finalize the credit arrangement with Chase and, if a credit agreement with Chase is entered into by the Company, when such agreement will be finalized and what terms such credit agreement will contain.

SECURITIES OFFERINGS

    In November 1992, the Company completed an offering of 8,050,000 shares of its Common Stock for which the Company received net proceeds of approximately $6,640,000. In connection with such offering, the Company issued warrants to purchase up to 700,000 shares to the underwriter thereof at $1.25 per share.

    During March and April 1994, the Company sold $16,437,000 principal amount of 8% Convertible Subordinated Debentures due 2000. In connection with the issuance of the 8% Debentures, the Company issued warrants to purchase up to 10% of the aggregate principal amount of Debentures sold at an exercise price equal to 120% of the principal amount of the Debentures. The 8% Debentures are convertible into shares of Common Stock at a rate of $.975 per share, subject to customary anti-dilutive provisions and provisions in the event of certain payment defaults. The Company will have the right to redeem the 8% Debentures at redemption prices commencing at 102.7% of par on or after February 1, 1998 and declining to par on or after February 1, 2000. The Debentures are subordinated in right of payment to all Senior Indebtedness (as defined) of the Company and rank PARI PASSU with the Company's Series A and Series B Debentures. The fiscal agency agreement, under which the Company's 8% Debentures were issued, contains various covenants to which the Company must adhere.

    During July 1994, the Company sold $5,050,000 principal amount of 9% Convertible Subordinated Debentures due 2002. In connection with the issuance of the 9% Debentures, the Company issued warrants to purchase up to 9% of the aggregate principal amount of Debentures sold at an exercise price equal to 120% of the principal amount of the Debentures. The 9% Debentures are convertible into shares of Common Stock at a rate of $1.58 per share, subject to customary anti-
dilutive provisions and provisions in the event of certain payment defaults. The Company has the right to redeem the 9% Debentures at redemption prices commencing at 103% of par on or after July 1, 1998 and declining to par on or after July 1, 2000. The Debentures are subordinated in right of payment to all Senior Indebtedness (as defined) of the Company and rank PARI PASSU with the Company's Series A, Series B and 8% Debentures. The fiscal agency agreement, under which the Company's 9% Debentures were issued, contains various covenants to which the Company must adhere. As of March 31, 1996, approximately $9,273,000 principal amount of the 8% Debentures and $5,050,000 principal amount of 9% Debentures were outstanding. Through May 24, 1996, an additional $1,212,000 aggregate principal amount of the 8% Debentures were converted into an aggregate of 1,243,077 shares of Common Stock and $50,000 aggregate principal amount of the 9% Debentures were converted into an aggregate of 31,646 shares of Common Stock.

    In September 1994, the Company filed a registration statement covering an aggregate of 21,388,064 shares of Common Stock comprising the shares of Common Stock issuable upon conversion of the 8% Convertible Subordinated Debentures and the 9% Convertible Subordinated Debentures and certain warrants issued to underwriters. Since the end of the fiscal year (September 30, 1995) , primarily as a result of the conversion of the 8% and 9% Debentures, the number of outstanding shares of Common Stock has increased from 35,466,598 to 37,437,553 as of March 31, 1996 and 39,896,575 as of May 29, 1996.

    In May 1996, the Company issued $1,500,000 of short-term Bridge Notes in a private placement, which will be repaid at the closing of this Offering. See "Use of Proceeds."

    Upon   completion  of   this  Offering,   assuming  full   exercise  of  the
Underwriter's Over-allotment Option, there will be             shares of  Common
Stock issued and outstanding or reserved for issuance out of a total of 80,000,000 shares of Common Stock authorized under the Company's Articles of Incorporation. Accordingly, the Company will be substantially restricted in its ability to issue additional shares of Common Stock, including issuances to raise capital or acquire assets using Common Stock as the means of payment. The Company can only increase its authorized capital stock by amending its Articles of Incorporation. While the Company intends to increase its authorized but unissued capital stock at its next meeting of shareholders, such an amendment requires the approval of the shareholders and, even if approved, any delay in approval could cause the Company to be unable to raise additional equity required for its operations or to miss an available opportunity to raise additional capital or to acquire assets or otherwise. In addition, there can be no assurance that the shareholders of the Company will vote to increase the authorized capital of the Company.

PRODUCTION/DISTRIBUTION LOANS

    The Company's other short term borrowings, totaling $16,689,455 as of March 31, 1996, consist of production loans from Newmarket Capital Group L.P. ("Newmarket"), Banque Paribas (Los Angeles Agency) ("Paribas") and Imperial Bank ("Imperial") to consolidated production entities controlled by the Company, which loans are recourse to the related film assets. The Kushner-Locke Company provides limited corporate guarantees for a portion of the Newmarket and Paribas loans which are callable in the event that the production companies' loan amounts (including a reserve for fees, interest and financing costs) are not adequately collateralized with acceptable contracts receivable from third-party domestic and/or foreign sub-distributors by certain dates or by the maturity date of the loan. Deposits on the purchase price paid by these sub-distributors are held as restricted cash collateral by the Lenders.

    The table below shows production loans as of March 31, 1996. Corporate guarantees have been reduced as of March 31, 1996 due to the Company reaching certain sales milestones as allowed under the Newmarket loans. Three of the production loans were scheduled to mature before April 1996. The

Company requested, and Newmarket agreed, to extend the maturity dates by approximately 90 days on the production loans for SERPENT'S LAIR, THE GRAVE and WHOLE WIDE WORLD for customary delays in the process of delivering and collecting cash from foreign territories.

                                                                                        KUSHNER- LOCKE
                                                                AMOUNTS      WEIGHTED     CORPORATE
FILM                             LENDER       LOAN AMOUNT     OUTSTANDING    INTEREST     GUARANTY     MATURITY
- ---------------------------  --------------  --------------  --------------  ---------  -------------  ---------
JOSH KIRBY: TIME WARRIOR     Imperial        $    1,950,000  $      545,000      9.60%  $     545,000*   5-01-96
THE ADVENTURES OF PINOCCHIO  Newmarket       $   12,500,000  $   10,976,701      8.75%  $   2,175,000    9-30-96
SERPENT'S LAIR               Newmarket       $    1,005,000  $      654,530      9.25%  $     345,000    6-30-96
THE GRAVE                    Newmarket       $    2,100,000  $    1,603,228     10.25%  $     300,000    6-30-96
WHOLE WIDE WORLD             Newmarket       $    1,550,000  $    1,109,195      8.00%  $     500,000    6-30-96
FREEWAY                      Paribas         $    1,983,333  $    1,800,802      7.00%  $     961,667    7-05-96
                                             --------------  --------------             -------------
                                             $   21,088,333  $   16,689,455             $   4,826,667
                                             --------------  --------------             -------------
                                             --------------  --------------             -------------

- ------------------------
* The JOSH KIRBY: TIME WARRIOR loan was repaid in full on May 15, 1996.

    In October 1994, the Company obtained a production loan in the amount of $1,950,000 from Imperial Bank to cover a portion of the budget of the JOSH
KIRBY: TIME WARRIORS series. The Imperial loan accrued interest at Prime (8.25% as of May 15, 1996) plus 3% payable monthly plus loan fees of $97,500 plus a net profit participation. The loan was secured solely by the rights, title and assets related to the film series which has been completed and is in the process of being delivered to domestic and international sub-distributors. Collection of cash from sales had been reducing the loan balance. The loan matured on May 1, 1996 and was repaid in full on May 15, 1996 within its grace period.

    The Kushner Locke Company entered into a long form agreement dated as of February 6, 1995 with Savoy Pictures, Inc. ("Savoy") relating to the development, production, financing and distribution of the live-action feature-length theatrical motion picture THE ADVENTURES OF PINOCCHIO. The film commenced principal photography in July 1995. The film will be distributed in foreign territories by the Company. The film will be distributed domestically by New Line Pictures (a subsidiary of Turner Entertainment Co.) which has acquired the domestic and 50% of certain ancillary rights from Savoy. Pursuant to the February 6, 1995 letter agreement, the Company licensed those domestic and ancillary rights to Savoy in exchange for Savoy funding approximately 50% of the budget to the production entity up to $25 million (which budget has been subsequently increased to approximately $29 million, the majority of which has been financed by Savoy in exchange for certain profit participations). In order to fund the Company's approximately $13 million share of the budgeted negative costs, the Company has assisted the film's production company, a consolidated entity, in obtaining loan documentation from Newmarket Capital Group L.P. ("Newmarket") which agreed to provide for financing in the amount of 50% of the film's original budget up to $12,500,000, a portion of which is reserved to pay the lender's financing fees and costs. The loan bears interest at LIBOR plus 2% and fees were determined on a sliding scale related to the amount of acceptable contracts receivable at the time of initial funding. As of March 31, 1996 $2,175,000 of the obligations of the production company to Newmarket under the loan facility, other than the portion of the loan covered by more than $13 million of foreign pre-sales, was guaranteed by the Company. Newmarket also has the right to certain profit participations in connection with the film.

    There is no assurance that THE ADVENTURES OF PINOCCHIO, which represents the Company's biggest budget theatrical motion picture to date, will be successful. The Company has obtained completion bond insurance to guaranty that the film will be completed and delivered to the technical specifications of Savoy (as assigned to New Line) and international sub-distributors. New Line has agreed to accept the technical specifications ordered by Savoy as its delivery requirements. The Company's ability to complete this project is materially dependent upon both funding by Savoy (against domestic distribution rights it licensed) and by Newmarket (against the Company's foreign pre-sales and remaining foreign rights). See "Certain Forward Looking Statements."

    In May and June 1995 the Company, in its role as worldwide distributor, agreed to guaranty a proportion of two production loans to film producers, which are consolidated entities, from Newmarket with respect to the feature films SERPENT'S LAIR and THE GRAVE. The loans of $1,005,000 and $2,100,000 each bear interest at an annual rate of Prime (8.25% as of May 24, 1996) plus 1% on the first $500,000 advanced under the loan, then pricing options are at either (a) Prime plus 1% or (b) LIBOR plus 3% on the remaining loan balance through February 1, 1996 when the loans have a pricing increase to Prime + 3% through the maturity date of such loans, plus loan fees of $60,000 per loan, plus a net profit participation. The loans are secured solely by the rights, title and assets of the production companies related to those films. The loans mature on June 30, 1996. The Kushner-Locke Company's corporate guaranty is reducible by substitution of contracts receivable from sub-distributors, licensing rights to these films in certain media and territories. Milestone dates for aggregate acceptable contracts receivable were set by Newmarket within the loan documentation. In September and December 1995, Newmarket granted waivers to the borrower for not reaching certain milestones and amended its Loan and Security Agreements accordingly. At March 31, 1996, the outstanding balance on the Company's corporate guaranty of principal and interest for SERPENT'S LAIR was reduced to $345,000 and for THE GRAVE was reduced to $300,000 as a result of reaching certain acceptable sales levels.

    In August 1995 the Company, in its role as worldwide distributor, agreed to guaranty a portion of two other production loans to film producers, which are consolidated entities, provided by Newmarket and Paribas, with respect to the films WHOLE WIDE WORLD and FREEWAY. The $1,550,000 loan from Newmarket for WHOLE WIDE WORLD bears interest at a rate of Prime (8.25 % as of May 24, 1996) plus 1% on the first $500,000 advanced under the loan, then pricing options are at either (a) Prime plus 1% or (b) LIBOR plus 3% on the remaining loan balance through February 1, 1996 when the loan has a pricing increase to Prime +3% through the maturity date of June 30, 1996, plus loan fees of $60,000, plus a net profit participation. The Company's corporate guaranty is reducible by the substitution of acceptable contracts receivable. Milestone dates for aggregate acceptable contracts receivable were set by Newmarket within the loan documentation. In September 1995 and March 1996, Newmarket granted waivers to the borrower for not reaching these milestones and amended its Loan and Security Agreement accordingly. As of March 31, 1996 the Company's outstanding corporate guaranty of principal for WHOLE WIDE WORLD was $500,000, and Newmarket required that the loan be repaid by $500,000 of principal. The Paribus loan for $1,983,333 for FREEWAY bears interest at either (a) Reference Rate (8.25% as of May 24, 1996) plus 1/2% or (b) LIBOR + 2% until the maturity date of July 5, 1996. For this loan, there are no milestone dates for aggregate contracts receivable and the Company's corporate guaranty of $961,667 is not reducible during the life of the loan. The amount of the difference between the cash collected and $961,667 is collectible at the maturity date by Paribus from the Company.

    On May 6, 1996, the Company and Decade entered into an agreement to produce four theatrical action motion pictures. The motion pictures will be produced, subject to approval by the Company of certain creative aspects of such movies, by Decade and executive produced by Joel Silver and Richard Donner. Under the agreement, the Company has agreed to guarantee payment of $3,200,000 per picture payable upon the delivery of the "mandatory delivery items" for each picture in consideration of receipt of foreign distribution rights. The agreement is for a minimum of four feature-length motion pictures and may be extended, at Decade's option, to include a fifth picture. The initial two films under the agreement are WHITE ROSE and MADE MEN, neither of which yet has a scheduled release date.

    RELATED PARTY TRANSACTIONS. In December 1994, the Company advanced August Entertainment, Inc. ("August") $650,000 against distribution rights to third-party product. August is majority owned by Gregory Cascante, who joined the Company as head of its new international film distribution division. The agreement is secured by all assets of August, including a pledge of all sales commissions due to August from the producers thereof on the films SLEEP WITH ME, LAWNMOWER MAN II and

NOSTRADAMUS and certain restricted cash in escrow. While the right of August to receive such commissions with respect to the film LAWNMOWER MAN II is subordinate to the interests of the production lenders, The Allied Entertainments Group PLC, and its subsidiaries which produced the film, has guaranteed payment of such commissions to the extent they would be payable had there been no production loan on that film. The loan bears interest at the lesser of (a) Prime (8.25% at May 24 1996) plus 2% or (b) 10%. Repayment of principal and interest is by collection of commissions assigned as collateral. As of March 31, 1996 the Company had been repaid approximately $170,000 toward interest and principal and $528,000 principal amount remains outstanding. The loan matures in December 1996.

    Stuart Hersch, in addition to compensation paid to him as a member of the Board of Directors of the Company, became a consultant to the Company effective April 1, 1996 for which he is paid $7,500 per month. Mr. Hersch is assisting the Company in analyzing potential strategic acquisitions and is providing the Company consulting services in connection with the Company's involvement in infomercials. This agreement is on a month-to-month basis as needed by the Company. See Note 9 to "Notes to Consolidated Financial Statements to the Audited Financial Statements." Effective on April 29, 1996, the Company hired James L. Schwab as its new Chief Financial Officer replacing its previous Chief Financial Officer after the term of her employment agreement expired.

    In fiscal 1995 the Company entered into a partnership named TVFirst which creates and markets infomercials. One of TVFirst's current projects is a Christian music infomercial, in which a recording of Christian music sung by leading gospel artists is marketed. TVFirst has purchased air time for such infomercial but neither TVFirst nor either of its partners (including the Company) had the excess available resources to fund such purchases. Messrs. Locke and Kushner have loaned to TVFirst $30,000 as of March 31, 1996 to enable TVFirst to purchase such air time; subsequent loans by Messrs. Locke and Kushner have totaled an additional $325,000 through May 10, 1996. Such loans, subject to final documentation, will be guaranteed by the Company, will bear interest at the prime rate (8.25% as of May 24, 1996) plus 1% and are anticipated to be repaid within six months, or possibly earlier based upon the cash flow of TVFirst. In addition, each lender will also receive an additional amount equal to 10% of the principal amount loaned by such lender, which amount will be payable on the repayment date. Furthermore, each lender will receive a profit participation in the profits, if any, related to the Christian music infomercial, up to an amount equal to 5% of its principal amount, which amount will be payable on the first anniversary of such repayment. There is no assurance that the infomercial will generate revenues in excess of its programming and media costs. The foregoing transaction was approved by a majority of the independent directors of the Company's Board of Directors.

SUMMARY

    Management   believes  that  existing  resources  and  cash  generated  from operating activities, together with the net proceeds of this Offering and amounts expected to be available under the proposed Chemical Bank credit facility will be sufficient to meet the Company's working capital requirements for at least the next twelve months. While the Company believes that it will consummate the Chemical Bank facility in June 1996, there is no assurance that the Company will obtain such credit accommodation. If the Company is unable to obtain such credit facility, the Company will seek alternative financing. However, there is no guarantee that alternative financing will be available on acceptable terms. If such credit facility and/or alternative financing is not available, Management believes that existing resources and cash generated from operating activities, together with the net proceeds of this Offering, after a reduction of the level of the Company's investment in film costs, will be adequate to comply with the terms of the extension of the Imperial credit facility through December 1996. To the extent that existing resources and a reduction in the level of the Company's investment in film costs are not adequate, Management intends to reduce operating expenses. In the event that the Company is unable to comply with the terms of such extension or obtain an additional extension or alternative financing after the current maturity date of December 31, 1996, the Company would seek to restructure its obligations under the facility. This would have a significant effect on the Company's operations.

    The Company's business and operations have not been materially affected by inflation.

                                    BUSINESS

THE U.S. MOTION PICTURE INDUSTRY OVERVIEW

    The business of the motion picture industry may be broadly divided into two major segments: production, involving the development, financing and making of motion pictures, and distribution, involving the promotion and exploitation of completed motion pictures in a variety of media.

    Historically, the largest companies, or the so-called "Majors" and "mini-Majors," have dominated the motion picture industry by both producing and distributing in the United States a majority of those theatrical motion pictures which generate significant box office receipts. Over the past decade, however, "Independents" or smaller film production and distribution companies, such as the Company, have played an increasingly significant role in the production and distribution of motion pictures to fill the increasing worldwide demand for filmed entertainment product.

    The Majors (and mini-Majors) include MCA Universal Pictures, Warner Bros. Pictures, Metro-Goldwyn-Mayer Inc., New Line Pictures (a division of Turner Entertainment Co.), Twentieth Century Fox Film Corporation, Paramount Pictures Corporation, Sony Pictures Entertainment (including Columbia Pictures, TriStar Pictures and Triumph Releasing) and The Walt Disney Company (Buena Vista Pictures, Touchstone Pictures and Hollywood Pictures). Generally, the Majors own their own production studios (including lots, sound stages and post-production facilities), have a nationwide or worldwide distribution organization, release pictures with direct production costs generally ranging from $25 million to $60 million, and provide a continual source of pictures to film exhibitors. In addition, some of the Majors have divisions which are promoted as "Independent" distributors of motion pictures. These "Independent" divisions of Majors include Miramax Films (a division of The Walt Disney Company) and Sony Classics (a division of Sony Pictures).

    In addition to the Majors, the Independents engaged primarily in the distribution of motion pictures produced by companies other than the Majors include, among others, Trimark Holdings (through Trimark Pictures and Vidmark Entertainment), Live Entertainment, October Films, Republic Pictures (a division of Viacom), The Samuel Goldwyn Company and Fine Line Pictures (a division of New Line Pictures). The Independents typically do not own production studios or employ as large a development or production staff as the Majors.

MOTION PICTURE PRODUCTION AND FINANCING

    The production of a motion picture usually involves four steps: development, pre-production, production and post-production. The development stage includes obtaining an original screenplay or a screenplay based on a pre-existing literary work, or a screenplay may be acquired and rewritten. Creative personnel may be contacted to determine availability and for planning the timing of the project, or in some cases actually hired. In pre-production, a budget is prepared, the remaining creative personnel, including a director, actors and various technical personnel are hired, shooting schedules and locations are also planned and other steps necessary to prepare the motion picture for principal photography are completed. Production is the principal photography of the project and generally continues for a period of not more than three months. In post-production, the film is edited and synchronized with music and dialogue and, in certain cases, special effects are added. The final edited synchronized product, the negative, is used to manufacture release prints suitable for public exhibition.

    The production of a motion picture requires the financing of the direct costs of production. Direct production costs include film studio rental, cinematography, post-production costs and the compensation of creative and other production personnel. Distribution costs (including costs of advertising and release prints) are not included in direct production costs.

    The Majors generally have sufficient cash flow from their motion picture and related activities, or, in some cases, from unrelated businesses (E.G., theme parks, publishing, electronics, merchandising) to pay or otherwise provide for their production costs, and the studios themselves generally absorb the considerable overhead costs involved in a production. Overhead costs are, in substantial part, the salaries and related costs of the production staff and physical facilities which the Majors maintain on a full-time basis. The Majors often enter into contracts with writers, producers and other creative personnel for multiple projects or for fixed periods of time.

    Independent production companies generally avoid incurring substantial overhead costs by hiring creative and other production personnel and retaining the other elements required for pre-production, principal photography and post-production activities on a project-by-project basis. Unlike the Major studios, the Independents also typically finance their production activities from various sources including bank loans, "pre-sales," equity offerings and joint ventures. Independents generally attempt to complete their financing of a motion picture production prior to commencement of principal photography, at which point substantial production costs begin to be incurred and require payment.

    "Pre-sales" are often used by Independent film companies to finance all or a portion of the direct production costs of a motion picture. Pre-sales consist of fees or advances paid or guaranteed to the producer by third parties in return for the right to exhibit the completed motion picture in theaters or to distribute it in home video, television, international or other ancillary markets. Producers with distribution capabilities may retain the right to distribute the completed motion picture either domestically or in one or more international markets. Other producers may separately license theatrical, home video, television, international and all other distribution rights among several licensees. Commitments in a pre-sale are typically subject to delivery and to the approval of a number of prenegotiated factors, including script, production budget, cast and director.

    Both Major studios and Independent film companies often acquire motion pictures for distribution through a customary industry arrangement known as a "negative pickup" under which the studio or Independent film company agrees to acquire from an Independent production company some or all rights to a film upon completion of production. The Independent production company normally finances production of the motion picture pursuant to financing arrangements with banks or other lenders in which the lender is granted a security interest in the film and the Independent production company's rights under its arrangement with the studio or Independent. When the studio or Independent "picks up" the completed motion picture, it may assume some or all of the production financing indebtedness incurred by the production company in connection with the film. In addition, the Independent production company is paid a production fee and generally is granted a participation in the net profits from distribution of the motion picture.

    Both Major studios and Independent film companies generally incur various third-party participations in connection with the distribution and production of a motion picture. These participations are contractual rights of actors, directors, screenwriters, producers, owners of rights and other creative and financial contributors entitling them to share in revenues or net profits (as defined in the respective agreements) from a particular motion picture. Except for the most sought-after talent, participations are generally payable only after all distribution and marketing fees and costs, direct production costs (including overhead) and financing costs are paid in full.

MOTION PICTURE DISTRIBUTION

    Distribution of a motion picture involves the domestic and international licensing of the picture for (i) theatrical exhibition, (ii) home video, (iii) presentation on television, including pay-per-view, video-on-demand, satellites, pay cable, network, basic cable and syndication, (iv) non-theatrical exhibition, which includes airlines, hotels, armed forces facilities and schools and (v) marketing of the other rights in the picture, which may include books, CD-ROM, merchandising and soundtrack recordings.

    THEATRICAL DISTRIBUTION AND EXHIBITION. Theatrical distribution of motion pictures is the exhibition of a film in a theater open to the public where an admission fee is charged. Theatrical distribution involves the manufacture of release prints; licensing of motion pictures to theatrical exhibitors; and promotion of the motion picture through advertising and promotional campaigns. The size and success of the promotional and advertising campaign may materially affect the revenues realized from its theatrical release, generally referred to as "box office gross." Box office gross represents the total amounts paid by patrons at motion picture theaters for a particular film, as determined from reports furnished by exhibitors. The ability to exhibit films during summer and holiday periods, which are generally considered peak exhibition seasons, may affect the theatrical success of a film. Competition among distributors to obtain exhibition dates in theaters during these seasons is significant. In addition, the costs incurred in connection with the distribution of a motion picture can vary significantly, depending on the number of screens on which the motion picture is to be exhibited and the ability to exhibit motion pictures during peak exhibition seasons. Similarly, the ability to exhibit motion pictures in the most popular theaters in each area can affect theatrical revenues. Exhibition arrangements with theater operators for the first run of a film generally provide for the exhibitor to pay the greater of 90% of ticket sales in excess of fixed amounts relating to the theater's costs of operation and overhead, or a minimum percentage of ticket sales which varies from 40% to 70% for the first week of an engagement at a particular theater, decreasing each subsequent week to 25% to 30% for the final weeks of the engagement. The length of an engagement depends principally on the audience response to the film.

    Films with theatrical releases (which generally may continue for up to six months) typically are made available for release in other media as follows:

                                                      MONTHS AFTER      APPROXIMATE
MARKET                                              INITIAL RELEASE    RELEASE PERIOD
- --------------------------------------------------  ----------------  ----------------
Domestic home video...............................        4-6 months         --
Domestic pay-per-view.............................        6-9 months          3 months
Domestic pay cable................................      10-18 months      12-21 months
Domestic network or basic cable...................      30-36 months      18-36 months
Domestic syndication..............................      30-36 months        3-15 years
International theatrical..........................         --               4-6 months
International home video..........................       6-12 months         --
International television..........................      18-24 months      18-30 months

    HOME VIDEO. The home video distribution business involves the promotion and sale of videocassettes and videodiscs to local, regional and national video retailers (including video speciality stores, convenience stores, record stores and other outlets), which then rent or sell the videocassettes and videodiscs to consumers for private viewing. In the last decade, home video has been one of the fastest growing motion picture distribution media. In terms of total distribution revenues generated, the domestic home video market is currently larger than the domestic theatrical exhibition market.

    Major feature films are usually scheduled for release in the home video market within four to six months after theatrical release to capitalize on the theatrical advertising and publicity for the film. Promotion of new releases is generally undertaken during the nine to twelve weeks before the home video release date. Videocassettes of feature films are generally sold to domestic wholesalers either on a unit basis or pay-per-transaction basis. Unit based sales typically involve the sales of individual videocassettes to wholesalers or distributors at approximately $50 to $60 per unit and generally are rented by consumers for fees ranging from $1 to $5 per day (with all rental fees retained by the retailer). Sales involve the sale of a videocassette at a nominal price ($5-$10) with rental fees divided between the video retailer and the video distributor. Wholesalers who meet certain sales and performance objectives may earn rebates, return credits and cooperative advertising allowances. Selected titles, including certain made-for-video programs, are priced significantly lower to encourage direct purchase by consumers. The market for direct sale to consumers is referred to as the "priced-for-sale" or "sell-through" market.

    Technological developments including videoserver and compression technologies, which regional telephone companies and others are developing could make competing delivery systems economically viable and could significantly impact the Company's home video revenues.

    PAY-PER-VIEW. Pay-per-view television allows cable television subscribers to purchase individual programs, primarily recently released theatrical motion pictures, sporting events and music concerts, on a "per use" basis. The fee a subscriber is charged is typically split among the program distributor, the pay-per-view operator and the cable operator.

    PAY CABLE. The domestic pay cable industry (as it pertains to motion pictures) currently consists primarily of HBO/Cinemax, Showtime/The Movie Channel, Encore/Starz and a number of regional pay services. Pay cable services are sold to cable system operators for a monthly license fee based on the number of subscribers receiving the service. These pay programming services are in turn offered by cable system operators to subscribers for a monthly subscription fee. The pay television networks generally acquire their film programming by purchasing the distribution rights from motion picture distributors.

    INTERNATIONAL MARKETS. The worldwide demand for motion pictures has expanded significantly as evidenced by the development of new international markets and media. This growth is primarily driven by the overseas privatization of television stations, introduction of direct broadcast satellite services, growth of home video and increased cable penetration. Accordingly, in September 1994 the Company established its own foreign theatrical distribution operations for its own and third party product.

    NON-THEATRICAL MARKETS. In addition to the distribution media described above, a number of sources of revenue exist for motion picture distribution through the exploitation of other rights, including the right to distribute films to airlines, schools, libraries and hospitals.

MOTION PICTURE ACQUISITION

    In addition to its own production activities, the Company is actively engaged in the acquisition of rights to films and other programming from Independent film producers, distribution companies and others for use in the emerging new delivery systems. The Company is continually seeking to identify and negotiate the acquisition of motion picture distribution rights in order to maximize the number of films it can distribute. To be successful, the Company must locate and track the development and production of numerous independent feature films.

    TYPES OF MOTION PICTURES ACQUIRED. The Company generally seeks to produce or acquire motion pictures across a broad range of genres -- dramas, thriller, comedy, science fiction, family, action, and fantasy/adventure, etc. -- which will appeal to a targeted audience. Historically, the Company has not attempted to acquire higher production budget (over $3.5 million) films because of the interest that the Majors have shown in acquiring such films, and the associated competition and higher production advances, minimum guarantees and other costs. In most cases, the Company attempts to acquire rights to motion pictures with a recognizable marquis "name" with public recognition, thereby enhancing promotion of the motion pictures in the home video or international markets. The Company believes that this approach enhances the marketability of a film and increases the likelihood of generating a product capable of producing cash flow, ancillary rights income and the possibility of a theatrical release.

    METHOD OF ACQUISITIONS. The Company has typically acquired films on a "pick-up" basis or "pre-buy" basis. Films acquired on a "pick-up" basis are those films to which the Company has acquired distribution rights following completion of most or all of the production and editing process. These films are generally acquired after management of the Company has viewed the film to evaluate its commercial viability.

    Films acquired on a "pre-buy" basis are films to which the Company acquires distribution rights prior to the completion of a substantial portion of production and editing. The Company's willingness to acquire films on a pre-buy basis will be based upon factors which generally include the track record and reputation of the picture's producer, the quality and commercial value of the screenplay, the "package" elements of the picture, including the director and principal cast members, the budget of the picture and the genre of the picture. Before making an acquisition offer on a film to be acquired on a pre-buy basis, the Company may work with the producer to modify certain of these elements. If the matters considered are acceptable, the Company's obligation to accept delivery and make payment will be conditioned upon receipt of a finished film conforming to the script reviewed by the Company and other specifications considered important by the Company.

    SOURCES OF DISTRIBUTION RIGHTS. Typically, projects which may be suitable for the Company are submitted directly to the Company for consideration. In order to promote the submission of projects, the Company relies primarily on its reputation as an Independent having significant access to the international markets. The Company also relies upon the personal contacts of its senior officers, which contacts have been generated through their prior business and personal dealings with Independent production companies, Majors, other Independents, entertainment, legal and accounting firms, business management firms, talent agencies, production lenders and personal managers who are actively involved in the production community.

    ACQUISITION PROCESS. The Company's decision process in acquiring a finished or an unfinished film focuses on productions which seem most likely to fit the Company's requirements. When the Company acquires the distribution rights to a motion picture, the Company may pay the production company granting those rights an advance or a guaranteed minimum payment conditioned upon delivery of a completed film (either, a "minimum guarantee") against a share or participation in the revenue actually received by the Company from the exploitation of a film in each licensed media. The minimum guarantee is generally paid prior to the film's release. Typically, the Company will recoup the minimum guarantee and certain other amounts from the production company's participation prior to paying the production company additional amounts.

    FILM LIBRARY. The Company's distribution rights generally range from seven to 21 years from the date of acquisition, or continue in perpetuity, and primarily extend to home video and free, basic cable and pay cable television and international territories.

    MULTI-PICTURE DISTRIBUTION. On May 6, 1996, the Company and Decade entered into an agreement to produce four theatrical action motion pictures. The motion pictures will be produced, subject to approval by the Company of certain creative aspects of such movies, by Decade and executive produced by Joel Silver and Richard Donner. Under the agreement, the Company has agreed to guarantee payment of $3,200,000 per picture (out of the estimated $6 million to $7 million budget) payable upon the delivery of the "mandatory delivery items" for each picture in consideration of receipt of foreign distribution rights. The agreement is for a minimum of four feature-length motion pictures and may be extended, at Decade's option, to include a fifth picture. The initial two films under the agreement are WHITE ROSE and MADE MEN, neither of which yet has a scheduled release date.

COMPANY FEATURE FILM PRODUCTION

    The Company's feature film division was established in April 1993 to develop and produce low and medium budget films. The Company's low to medium budget films to date have had production budgets ranging from approximately $1 million to $3.5 million although the Company from time to time may release a higher budget film or moderate budget film having higher budgets. The Company anticipates that its low-budget films primarily will be targeted for direct distribution to home video and cable television markets and that its medium-budget films may be targeted for theatrical release. The Company generally retains distribution rights outside of the U.S. with respect to such films. The Company's films primarily will be distributed by third parties in the U.S. market, but, in certain circumstances, the Company may undertake limited U.S. distribution or co-distribution activities for films it produces or acquires.

    The Company's feature film strategy generally is to develop and produce feature films when the production budgets for the films are expected to be substantially covered through a combination of pre-sales, output arrangements, equity arrangements and production loans with "gap" financing. To further limit the Company's financing risk or to obtain production loans, the Company expects to purchase completion bonds when necessary to guaranty the completion of production.

    In fiscal 1995, the Company's feature film division delivered eleven films for the home video market. The horror movie Wes Craven Presents: MINDRIPPER, which premiered on HBO, the supernatural thriller LAST GASP and the detective story LADY-IN-WAITING were all distributed by WarnerVision Home Video. The Company also delivered to Paramount Pictures the six fantasy adventure films (the TIME WARRIOR series) entitled THE HUMAN PETS, PLANET OF THE DINO-KNIGHTS, TRAPPED IN TOYWORLD, JOURNEY TO THE MAGIC CAVERN, EGGS FROM 70 MILLION B.C. and LOST WORLD OF THE GIANTS. In addition, the Company acquired six adult thriller films for distribution purposes.

    For 1996, the Company is currently producing, in a co-venture with Keswick Films, Inc., THE BRAVE LITTLE TOASTER GOES TO MARS and THE BRAVE LITTLE TOASTER GOES TO SCHOOL, two sequels to its successful animated film THE BRAVE LITTLE TOASTER (for Buena Vista Home Video) and five children's fantasy adventure films for Paramount Pictures under its Moonbeam label entitled GENIE, GULLIVER LOST IN LILLIPUT, JOHNNIE MYSTO: BOY WIZARD, KID MIDAS and LITTLE GHOST. The Company will be distributing internationally the live action feature THE ADVENTURES OF PINOCCHIO, the approximately $29 million production which is scheduled for domestic release by New Line Pictures on July 26, 1996, and four other feature films entitled FREEWAY, THE GRAVE, WHOLE WIDE WORLD, and SERPENT'S LAIR. Another upcoming film is THE LAST TIME I COMMITTED SUICIDE starring Keanu Reeves. The Company's low budget feature slate for 1996 includes approximately 20 films, including the projects described above. There is no assurance that any project in development will lead to production commitments or that any feature films which are produced or distributed will be commercially successful.

FILM SCHEDULE

    The  following films  were released  or delivered  by the  Company in fiscal
1995.

                                                   DELIVERY/RELEASE
            PICTURE                INITIAL MEDIA         DATE              FILM TYPE           PRINCIPAL TALENT
- --------------------------------  ---------------  ----------------  ----------------------  --------------------
PLANET OF THE DINO-KNIGHTS        Home Video            Sep-95       Fantasy/Adventure       Corbin Allred
THE HUMAN PETS                    Home Video            Sep-95       Fantasy/Adventure       Corbin Allred
TRAPPED IN TOYWORLD               Home Video            Sep-95       Fantasy/Adventure       Corbin Allred
EGGS FROM 70 MILLION B.C.         Home Video            Sep-95       Fantasy/Adventure       Corbin Allred
JOURNEY TO THE MAGIC CAVERN       Home Video            Sep-95       Fantasy/Adventure       Corbin Allred
LOST WORLD OF THE GIANTS          Home Video            Sep-95       Fantasy/Adventure       Corbin Allred
LAST GASP                         Pay Cable             May-95       Horror                  Robert Patrick
WES CRAVEN PRESENTS: MINDRIPPER   Pay Cable             May-95       Horror                  Lance Henriksen

    The following films were released or delivered on are scheduled for release or delivery by the Company in fiscal 1996. Unless otherwise indicated, each of the films released or to be released theatrically, other than THE ADVENTURES OF PINOCCHIO, are expected to have a limited theatrical release.

                                                ESTIMATED/ACTUAL
                             ACTUAL/ANTICIPATED DELIVERY/RELEASE
          PICTURE              INITIAL MEDIA         DATE              FILM TYPE            PRINCIPAL TALENT
- ---------------------------  -----------------  ---------------  ----------------------  -----------------------
THE BRAVE LITTLE TOASTER     Home Video             Sep-96       Animated                N/A
 GOES TO MARS
THE BRAVE LITTLE TOASTER     Home Video             Sep-96       Animated                N/A
 GOES TO SCHOOL
GENIE                        Home Video             Dec-96       Fantasy/Adventure       N/A
GULLIVER LOST IN LILLIPUT    Home Video             Dec-96       Fantasy/Adventure       N/A
INDECENT BEHAVIOR 3          Home Video             Feb-96       Thriller                Shannon Tweed
JOHNNIE MYSTO: BOY WIZARD    Home Video             Sep-96       Fantasy/Adventure       N/A
KID MIDAS                    Home Video             Sep-96       Fantasy/Adventure       N/A
LITTLE GHOST                 Home Video             Nov-96       Fantasy/Adventure       N/A

                                                ESTIMATED/ACTUAL
                             ACTUAL/ANTICIPATED DELIVERY/RELEASE
          PICTURE              INITIAL MEDIA         DATE              FILM TYPE            PRINCIPAL TALENT
- ---------------------------  -----------------  ---------------  ----------------------  -----------------------
NAKED SOULS                  Home Video             Mar-96       Drama                   Pamela Anderson; Dean
                                                                                         Stockwell; David Warner
CAFE SOCIETY                 Pay Cable              Feb-96       Drama                   Laura Flynn Boyle;
                                                                                         Peter Gallager
FREEWAY                      Pay Cable              Feb-96       Drama                   Kiefer Sutherland;
                                                                                         Reese Witherspoon;
                                                                                         Brooke Shields
THE GRAVE                    Pay Cable              Feb-96       Thriller                Craig Sheffer;
                                                                                         Gabrielle Anwar; Eric
                                                                                         Roberts
SERPENT'S LAIR               Pay Cable              Feb-96       Thriller                Jeff Fahey; Lisa B
THE LAST TIME I COMMITTED    Theatrical             Sep-96       Drama                   Keanu Reeves
 SUICIDE
THE ADVENTURES OF PINOCCHIO  Theatrical             Jul-96       Fantasy/Adventure       Martin Landau; Jonathan
                                                                                         Taylor Thomas
RED RIBBON BLUES             Theatrical             Feb-96       Drama                   Debbie Mazar
WHOLE WIDE WORLD             Theatrical             Mar-96       Drama                   Vincent D'Onofrio; Rene
                                                                                         Zewelleger
WAITING FOR SUNSET           Theatrical             Aug-96       Drama                   Robert Mitchum; Cliff
                                                                                         Robertson
WAITING FOR THE MAN          Theatrical             Jun-96       Action                  Jeff Fahey; Rae Dawn
                                                                                         Chong

    There is no assurance that any motion picture which has not yet been released will be released, or that a change in the scheduled release dates of any such films will not occur.

TELEVISION INDUSTRY OVERVIEW

    The United States television market is the largest in the world, consisting of the principal broadcast networks and their affiliates, independent television stations and cable television networks. Expanding international television broadcast, cable and satellite delivery systems offer further opportunities for the exploitation of television programming.

    DOMESTIC MARKET. The U.S. market for television programming primarily is composed of four submarkets: the broadcast television networks (ABC, CBS, NBC and Fox and emerging networks consisting of UPN and WBN), pay cable services (such as HBO, The Disney Channel and Showtime/ The Movie Channel, Inc.), basic cable services (such as USA Network, the Arts & Entertainment Network, Lifetime, The Family Channel and Turner Broadcasting Network) and syndicators of first-run programming (such as MCA, King World Productions and Multimedia, Inc.). The U.S. television market currently is dominated by the three major networks, each of which has approximately 200 affiliated stations and the Fox network, which has approximately 125 affiliated stations. The affiliates broadcast network-supplied programming and national commercials in return for payments by the major networks. This relationship results in the networks being able to reach virtually all of the significant television markets in the U.S. There are also a significant number of independent commercial television stations in the U.S. These stations offer an alternative to network distribution through syndication. The network schedule provides affiliates with only a portion of their daily program schedule, and the balance of the time is filled with programs acquired through television syndication companies or produced locally by the station. Cable services generally are classified as being in one of four categories: telephone delivery (e.g., Disney TeleVentures arrangement with four phone companies to deliver programming over telephone lines), superstations (e.g., Turner Broadcasting Network), pay cable services (e.g., HBO) and basic cable networks (advertiser-supported, e.g., The Family

Channel). The most successful cable networks reach more than 60% of the U.S. television households. Recently developed digital compression technology combined with fiber optics or small-sized satellite dishes may permit cable companies, telephone companies or direct broadcast satellite systems to expand the domestic television market up to 500 or more channels.

    TELEVISION PROGRAMMING. Each of the three major television networks currently broadcasts approximately 22 hours of prime-time programming and approximately 30 hours of daytime programming each week. Prime-time programming generally consists of half-hour series (often situation comedies), reality shows, hour-length series, movies-for-television (films of two hours or less) and mini-series (dramatic epics of three hours or more). The increased channel capacity and large base of cable subscribers that have developed during the 1980s and 1990s have made possible the development of a number of pay cable and basic cable networks which have become important purchasers of both original and rerun television programming, including movies-for-television, mini-series and series. Suppliers of television programming include the production divisions or affiliated companies of the major networks, major film studios, station owners and independent producers, such as the Company.

    INTERNATIONAL  MARKETS.   The number  of outlets  for television programming
outside the U.S. has been increasing with the worldwide proliferation of broadcast, cable and satellite delivery systems. Over the last ten years, European governments have privatized television systems in several countries, including Germany, Italy, France and Spain. The Company believes privatized systems are more likely to broadcast American programming than government-owned networks. In addition, both the number of pay and satellite television systems in Europe and the number of subscribers to these systems have increased. Pay television and satellite distribution systems also are developing in other geographic areas, including many Asian countries. In international markets, suppliers of programming may be subject to local content and quota requirements which prohibit or limit the amount of American programming in particular markets. See "Business -- Government Regulations."

COMPANY TELEVISION STRATEGY

    The Company was founded in 1983 to engage in the business of developing and producing, on a cost-effective basis, quality television programming with broad appeal. The Company's television business has evolved from the production of programs owned by third parties and typically airing on local television stations in the first-run syndication market, such as the long-running daytime series DIVORCE COURT, to the development, production and ownership of series, movies-for-television and mini-series for major domestic and international television networks and the expanding pay and basic cable markets. In August 1991, the Company implemented a key element of its business strategy by establishing an international distribution operation for its own and acquired television programming. The Company believes that through the control of the distribution of its own programming this operation has increased its ability to cover the cost of new programs and to retain the fees and profit potential previously realized by third parties.

    The Company's television strategy is principally focused on increasing the amount of programming it provides to the major U.S. networks, primarily one-hour series, movies-of-the week and mini-series, in part because the Company believes network exhibition enhances a television program's potential value (both in international markets and potential rerun syndication). In order to increase the likelihood of developing programs that will be licensed by the networks, the Company has made significant investments in expanding its roster of network approved writers, producers and actors and acquiring literary materials and rights. As of March 31, 1996, the Company had 10 movies-for-television and various television series in different stages of development for potential production which were being funded at least in part by the networks or other third parties.

    The Company believes that the worldwide proliferation of television delivery systems has expanded the potential purchasers of television programming beyond the major U.S. networks and other traditional purchasers of television programming. As part of its strategy, the Company actively seeks to supply programming to these non-traditional purchasers. The Company has sold original programming developed for pay cable (The Disney Channel and HBO) and for basic cable (The Family Channel and the Arts & Entertainment Network).

    To position itself for the perceived growth in this market, the Company is actively acquiring various forms of U.S. cable, video-on-demand and satellite rights from third party producers for time periods ranging from seven years to perpetuity through its KLC/New City joint venture. The customary order for release is a period of approximately six months of pay-per-view followed by 18-24 months of pay cable and 24 to 48 months of basic cable, which completes a cycle.

    In connection with its programming activities, the Company utilizes licensing and co-production arrangements to fund the costs of production, and generally retains additional licensing rights and, in the case of series, rerun syndication rights which offer future upside profit potential. The Company generally does not commence principal photography of its television programming without first obtaining license or other revenue commitments or production financing which equal all or a substantial portion of the budgeted production costs. By obtaining license fees and other pre-committed revenues through the efforts of its international television distribution division to cover a substantial portion or all of its budgeted production costs, the Company believes that it reduces many of the financial risks associated with an individual production.

TELEVISION PROGRAM FINANCING

    DEVELOPMENT COSTS. The Company generally finances project development costs without third-party participation until the script commitment stage. Because of the substantial likelihood that the significant costs in producing scripts and pilots will not be recovered, the Company generally attempts to limit its financial investment by obtaining financial commitments from networks or other third parties to cover all or a substantial portion of these costs. See "Business -- Television Projects in Development."

    PROGRAM LICENSING. Generally, the Company will license to a network the right to broadcast a program for a period ending the earlier of the second broadcast of the program or four years from delivery in exchange for a license fee equal to 70% to 90% of the program's budgeted production cost (any remaining amount is referred to as the "production deficit"). The Company generally retains all other rights to the program and will usually license certain rights to international broadcasters, enabling the Company to recoup all, or a portion, of the production deficit. A production order sets forth the principal terms for a license of the Company's product to a network and specifies the license fee to be paid and the conditions to be met for payment. Production orders typically are contingent on the producer's obtaining certain approvals from the network, such as script, principal cast and director, prior to commencement of principal photography. The Company usually receives its license fee in installments, e.g., one-third on or prior to commencement of principal photography, one-third upon completion of principal photography and one-third upon delivery of the completed program. International distribution typically involves licensing the rights to exhibit programming in international territories to broadcasters within those territories for a fixed license fee usually payable after the program has been completed. Due to timing differences between the Company's receipt of license fees and its payment of production costs, the Company generally is required to fund at least a portion of its production costs from working capital or financing of the contracts receivable, even if the original license fees equal or exceed budgeted production costs.

    In the case of first-run syndication programs, the license agreements with the first-run syndicator generally provide that the Company is entitled to a fixed license fee and a percentage of revenues from distribution after the syndicator recoups the fixed license fee it pays the Company and deducts its distribution fees and costs. The Company's operating revenues from first-run syndication have not been material in the past three fiscal years.

    An alternate first-run syndication revenue source is called "barter" sales. A television station, in lieu of, or in combination with, licensing fees may grant to the Company's distributor the right to sell advertising spots during the exhibition of the Company's television program. For a program to be barterable, exhibition of the program on stations reaching at least 70% of the U.S. television households and in most of the top ten major metropolitan areas typically is required. The amount of the fee paid by the advertiser is conditioned upon the program achieving certain agreed upon ratings. If the specified rating is not achieved, the distributor is required to "make good" by giving the advertiser additional advertising time or cash payment, and the Company's share of barter revenues decreases. Bartering arrangements were used for PIGASSO'S PLACE during the September 1994 season and were used in the domestic rerun distribution of the first 26 episodes of SWEATING BULLETS and of certain episodes of 1ST AND TEN. See "Rerun Syndication."

    While the Company seeks to cover most or all of its production costs with license fees and other pre-committed revenues, it may finance some of the production costs on its own and rely on subsequent licensing in international or other ancillary markets to recoup the remaining production costs. In many cases, additional profit potential from a television program initially shown on a network or cable service is sought from subsequent reruns of the program on local television stations, international delivery systems and cable services after exhibition on a major network or cable service. In any event, any production is subject to the risk of cost overruns, and there is no assurance that the Company will be able to recover any investment it undertakes in a deficit-financed project.

    INTERNATIONAL CO-PRODUCTIONS. An international co-production is a joint venture or partnership between entities in two or more countries which in certain cases may take advantage of tax or nationality benefits in one or more of the countries. In a typical co-production arrangement, the Company transfers all or part of its copyright ownership in the project to third parties (the co-production entities), which generally provide a portion of the production financing and other services. Typically, the co-production partners grant distribution rights to the Company. The revenues received by the Company from its distribution of the project are allocated to the various parties for recoupment of production funding, production fees, talent participations, distribution fees and expenses. Any remaining receipts are distributed to the various parties in accordance with their agreed-upon profit participation.

    The Company has utilized co-productions with international producers in certain cases in order to take advantage of alternative sources of financing for its productions, to utilize international tax benefits, to pass foreign quota restrictions and to benefit from lower production costs in certain foreign countries.

    PRODUCER-FOR-HIRE. In addition to developing and producing programs that it owns, the Company may be hired as a producer-for-hire in connection with a creative concept or literary property owned by another person. There are at least two types of producer-for-hire arrangements. Under the first type of arrangement, the Company receives a set package fee and agrees to deliver the completed program for that fee. The Company's profit is the excess of the package fee over its production costs. If production costs exceed the package fee, the Company bears the deficit. Under the second type of producer-for-hire arrangement, the Company furnishes personnel as a producer, receives a fixed fee per episode and the production costs of the program are reimbursed directly by the distributor. The Company's production of 860 episodes of DIVORCE COURT from 1984 to 1988 was on a producer-for-hire basis. The Company's current strategy generally is rather to obtain ownership and control of distribution of its television programming.

    RERUN SYNDICATION. Domestic rerun syndication typically involves the exhibition of programming on local television stations and cable services after exhibition on a major network. Since production costs for network series may exceed network license fees and other pre-committed revenues, some television production companies may depend on successful syndication of their programming for profitable operations. Generally, to be successful in rerun syndication, a television series must have at least 66 episodes (the equivalent of three full television seasons). In the past, the Company has licensed rerun syndication distribution rights to 1ST AND TEN to HBO in consideration of certain advances. HBO entered into an agreement with Western International Syndication ("WIS") pursuant to which WIS acquired certain exclusive rights (including rerun syndication) to distribute 1ST AND TEN for a ten-year period. The Company also licensed rerun syndication of the first 26 episodes of SWEATING BULLETS for a one-year period to Multimedia, Inc.

TELEVISION PRODUCTION ACTIVITIES

    As a producer of television programming, the Company first develops or acquires literary properties either internally or from third parties. The Company may undertake expenditures to refine the concept of an acquired property and then attempts to interest one of the networks or another buyer in the project. If the buyer is interested in a concept presented to it, the buyer will usually order a script from the Company. Once the script has been delivered, the buyer may order production of a single pilot episode or a limited number of episodes, in the case of a series, or the entire production, in the case of a movie-for-television or mini-series.

    Once production is ordered, the Company and the buyer negotiate a financing arrangement. The Company then undertakes pre-production activities in which a budget is prepared, the screenplay is polished or rewritten, creative personnel (including director and actors), a line producer and technical personnel are engaged, filming is scheduled, locations are arranged and other steps are taken to prepare the project for principal photography. By this point, the Company generally has negotiated license fees and obtained other commitments to cover a substantial portion of the budgeted production costs. Principal photography is then completed, followed by post-production, in which the film is edited, synchronized with music and dialogue and any special effects are added. In the case of a series, if episodes are ordered and the ratings are sufficiently strong, additional episodes may be ordered for the entire season and then for additional seasons. The production of episodes for subsequent seasons is usually dependent upon the audience ratings for the prior season.

    In undertaking production of its programming, the Company hires writers, directors, cast and crew members on a project-by-project basis. The terms of employment and compensation are negotiated in light of an individual's previous experience, the prevailing market conditions and, where applicable, collective bargaining agreements. The Company also obtains locations, sets and post-production personnel and facilities on an as-needed basis by paying prevailing rates. The Company believes that production and post-production personnel and facilities are in ample supply at competitive rates.

    The production of animated programming is a labor intensive process that commences with artistic sketches of the various characters and the story line. Storyboards, models, songs and voice elements are then sent to various production companies, typically in Asia, where drawings of the animation frames are prepared. The frames are painted and then sequentially photographed to create film. The film is then usually sent back to the United States, where final editing of footage and mixing of sound effects, dialogue and music is completed, although on occasion final editing and mixing may be completed in Asia.

    The following table summarizes the Company's television programming which has aired, is in pre-production, or is scheduled to air after January 1, 1996, the type of program and the network where such programming would be initially exhibited:

                                                                      FIRST
TITLE                                         TYPE OF PROGRAM       EXHIBITION
- -----------------------------------------  ---------------------  --------------
JACK REED IV: A KILLER AMONGST US          Movie-of-the-week           NBC
JACK REED V                                Movie-of-the-week           NBC
PRINCESS IN LOVE                           Movie-of-the-week           CBS
THE GUN                                    One-hour Pilot              ABC
ECHO                                       Movie-of-the-week           ABC
EVERY WOMAN'S DREAM                        Movie-of-the-week           CBS
A HUSBAND, A WIFE AND A LOVER              Movie-of-the-week           CBS
INNOCENT VICTIMS                           Mini-series                 ABC

TELEVISION PROJECTS IN DEVELOPMENT

    The Company's results of operations largely depend on its having adequate access to program concepts, ideas and scripts that are capable of being acquired, produced and successfully marketed. Such access is dependent upon numerous factors, including the reputation and credibility of the Company in the creative community, the relationships the Company has in the entertainment industry and the Company's financial and other resources. In order to provide a supply of ideas and projects, the Company from time to time enters into agreements with producers and writers for the purpose of developing or acquiring new programming. While the Company may finance the early development of its projects, the Company typically does not proceed with the preparation of a script or the production of a pilot, which involves a more significant financial commitment, unless a network or other buyer has agreed to fund all or a substantial portion of the costs associated therewith.

    The following table sets forth, as of March 31, 1996, potential television movies in various stages of development identified below:

WORKING TITLE                    NETWORK      TYPE OF PROGRAM
- ------------------------------  ---------  ---------------------
HAPPY TRAILS                       CBS     MOVIE-OF-THE-WEEK
IN HER SISTER'S NAME               CBS     MOVIE-OF-THE-WEEK
FAMILY IN FEAR                     NBC     MOVIE-OF-THE-WEEK
FAST TRACK                         ABC     MOVIE-OF-THE-WEEK
DOWN THE ROAD                      HBO     ORIGINAL MOVIE
JACK REED VI                       NBC     MOVIE-OF-THE-WEEK
COME HERE                          CBS     MOVIE-OF-THE-WEEK
CHILDREN                           NBC     MOVIE-OF-THE-WEEK
THE LIFE SHE LEFT BEHIND           ABC     MOVIE-OF-THE-WEEK
UNLAWFUL SEDUCTION                 ABC     MOVIE-OF-THE-WEEK

    Although the Company has numerous projects in development, as is typical in the industry, only a relatively small number of such projects are ultimately produced (with the likelihood of production being more remote in the case of television series), and it is rare for any projects in development to have production commitments until late in the development process. There is no assurance that the Company's efforts in developing or acquiring potential new programs, including any of the projects in development described above, will lead to production commitments or that any programs that are ultimately produced will be successful.

TELEVISION DISTRIBUTION ACTIVITIES

    DOMESTIC DISTRIBUTION. The Company's original programming generally has been initially licensed to a network or cable broadcaster for a period expiring on the earlier of two network broadcasts or a license period of up to four years from delivery. Following the expiration of the license, the rights typically revert to the Company's library and become available for additional licensing. Further revenues may be sought from subsequent licensing in the domestic market in other media, including syndication, cable and home video.

    INTERNATIONAL DISTRIBUTION. In August 1991, the Company added experienced personnel and commenced the distribution of its own television programming and, to a lesser extent, acquired television programs in international markets. Prior to such time the Company generally utilized third parties to arrange for the distribution of its television programming in international markets. Programming is distributed primarily to local international broadcasters and, where appropriate, for the home video market, pay television and cable services. The establishment of the Company's international television distribution operation has increased its ability to cover the costs of new programs and to retain the fees and profit potential previously realized by outside distributors through the control of the distribution of its own television programming, including the ability to package such product for distribution in different media. The Company also believes the establishment of its international television distribution operation will enable it to increase its activity as a distributor of programs produced by others. In December 1994, the Company expanded its activities in international distribution by hiring personnel from August Entertainment, Inc., who are experienced in feature film sales. This combined division now gives the Company more control over the marketing of its product line and allows the Company to be more responsive to its customers on a more cost efficient basis. In June 1995, the Company hired Marvina Anderson from World International Network to enhance T.V. sales.

    The Company's strategy has been to remove more of its business risks in international territories by locking in its business relationships with strong sub-distributors. The Company has recently entered into output arrangements in certain foreign territories with broadcasters and distributors who have agreed to license distribution rights in such territories for the Company's product for the next three to five years at a fixed price for specified types of film or television product.

LIBRARY

    Since its inception in 1983, the Company has produced for itself and others or acquired more than 1000 hours of television programming. In addition, as a producer for hire, the Company produced 860 episodes of DIVORCE COURT, 65 episodes of the NIGHT GAMES game show, 34 episodes of the children's game show THE KRYPTON FACTOR, the animated feature film POUND PUPPIES: THE LEGEND OF BIG PAW, and the FAMILY DOG episode of Steven Spielberg's AMAZING STORIES.

    The Company's current library includes a variety of movies-for-television, television series, game shows and talk shows, as well as feature films, produced or acquired by the Company since its inception. The following table sets forth, as of May 29, 1996, certain programming in which the Company has ownership rights, distribution rights or the right to share in future profit participation:

        FEATURE FILM

TITLE                                          NUMBER PRODUCED   FIRST EXHIBITION
- ---------------------------------------------  ----------------  ----------------------
ANIMALYMPICS                                          1          NBC
THE BRAVE LITTLE TOASTER                              1          Disney Channel
ANDRE                                                 1          Theatrical
ALIEN ABDUCTION                                       1          Home Video
CYBERELLA                                             1          Home Video
DEADLY EXPOSURE                                       1          Home Video
DREAM MASTER                                          1          Home Video
EGGS FROM 70 MILLION B.C.                             1          Home Video
THE HUMAN PETS                                        1          Home Video
JOURNEY TO THE MAGIC CAVERN                           1          Home Video
LADY-IN-WAITING                                       1          Home Video
LAST GASP                                             1          Home Video
LAST BATTLE FOR THE UNIVERSE                          1          Home Video
OBLIVION                                              1          Home Video
PLANET OF THE DINO-KNIGHTS                            1          Home Video
LOST WORLD OF THE GIANTS                              1          Home Video
SENSATION                                             1          HBO
TRAPPED IN TOYWORLD                                   1          Home Video
WES CRAVEN PRESENTS: MINDRIPPER                       1          Home Video
ANGEL OF PASSION                                      1          Cable/Home Video
BANISHED BEHIND BARS                                  1          Cable/Home Video
BARE EXPOSURE                                         1          Cable/Home Video
BIKINI DRIVE IN                                       1          Cable/Home Video
BLONDE HEAVEN                                         1          Cable/Home Video
CAGED HEARTS                                          1          Cable/Home Video
CALL GIRL                                             1          Cable/Home Video
CAVE GIRL ISLAND                                      1          Cable/Home Video
DONOR, THE                                            1          Cable/Home Video

TITLE                                          NUMBER PRODUCED   FIRST EXHIBITION
- ---------------------------------------------  ----------------  ----------------------
ELKE'S EROTIC DREAM                                   1          Cable/Home Video
FORBIDDEN GAMES                                       1          Cable/Home Video
HARD BOUNTY                                           1          Cable/Home Video
ILLICIT DREAMS II                                     1          Cable/Home Video
IMPROPER CONDUCT                                      1          Cable/Home Video
INNOCENCE BETRAYED                                    1          Cable/Home Video
INTERNATIONAL BEACH                                   1          Cable/Home Video
IRRESISTIBLE IMPULSE                                  1          Cable/Home Video
JACKO                                                 1          Cable/Home Video
JUNGLE LAW                                            1          Cable/Home Video
LAP DANCER                                            1          Cable/Home Video
LOVE ME TWICE                                         1          Cable/Home Video
LOVER'S CONCERTO                                      1          Cable/Home Video
LURID TALES                                           1          Cable/Home Video
MASSEUSE, THE                                         1          Cable/Home Video
MIAMI MODELS                                          1          Cable/Home Video
MIDNIGHT CONFESSIONS                                  1          Cable/Home Video
MIDNIGHT TEASE II                                     1          Cable/Home Video
MIDNIGHT TEMPTATIONS                                  1          Cable/Home Video
PETTICOAT PLANET                                      1          Cable/Home Video
PLEASURE IN PARADISE                                  1          Cable/Home Video
POWDER BURN                                           1          Cable/Home Video
PRELUDE TO LOVE                                       1          Cable/Home Video
PRIVATE OBSESSION                                     1          Cable/Home Video
SECOND SIGHT                                          1          Cable/Home Video
SEDUCTION OF INNOCENCE                                1          Cable/Home Video
SENSUOUS SUMMER                                       1          Cable/Home Video
SIREN'S KISS                                          1          Cable/Home Video
SOFTBODIES, THE MOVIE                                 1          Cable/Home Video
SPIRIT OF THE NIGHT                                   1          Cable/Home Video
TARGET OF SEDUCTION                                   1          Cable/Home Video
TOTALLY EXPOSED                                       1          Cable/Home Video
UNDER LOCK AND KEY                                    1          Cable/Home Video
UNINHIBITED                                           1          Cable/Home Video
VIRTUAL DESIRE                                        1          Cable/Home Video
WAGER OF LOVE                                         1          Cable/Home Video

TELEVISION MOVIES AND MINI-SERIES

TITLE                                          NUMBER PRODUCED   FIRST EXHIBITION
- ---------------------------------------------  ----------------  ----------------------
ALADDIN                                               1          International
GLORY YEARS                                           6          HBO
FAMILY PICTURES                                       1          ABC
JFK: RECKLESS YOUTH                                   1          ABC
WORLD WAR II: WHEN LIONS ROARED                       1          NBC
CAROLINA SKELETONS                                    1          NBC
CONFESSIONS: TWO FACES OF EVIL                        1          NBC
FATHER AND SON: DANGEROUS RELATIONS                   1          NBC
FIRE IN THE DARK                                      1          CBS
GETTING GOTTI: THE DIANE GIACALONE STORY              1          CBS
GOOD COPS, BAD COPS                                   1          NBC
JACK REED III: A SEARCH FOR JUSTICE                   1          NBC

TITLE                                          NUMBER PRODUCED   FIRST EXHIBITION
- ---------------------------------------------  ----------------  ----------------------
JACK REED IV: A KILLER AMONGST US                     1          NBC
DANGEROUS INTENTIONS                                  1          CBS
LADY KILLER                                           1          CBS
MURDER C.O.D.                                         1          NBC
KISS SHOT                                             1          CBS
LIBERACE: BEHIND THE MUSIC                            1          CBS
OVERRULED                                             1          NBC
SINS OF THE MOTHER                                    1          CBS
SWEET BIRD OF YOUTH                                   1          NBC
TO SAVE THE CHILDREN                                  1          CBS
YOUR MOTHER WEARS COMBAT BOOTS                        1          NBC
CANDLES IN THE DARK                                   1          Family Channel
CITY BOY                                              1          PBS
A HUSBAND, A WIFE AND A LOVER                         1          CBS
INNOCENT VICTIMS                                      1          NBC

TELEVISION SERIES/GAME SHOW

TITLE                                       NUMBER PRODUCED       FIRST EXHIBITION
- -------------------------------------  -------------------------  ----------------------
SWEATING BULLETS                                  66              CBS
PIGASSO'S PLACE                                   13              Syndication
TEEN WOLF                                         21              CBS
MAPLETOWN                                         39              Syndication
CINEMATTRACTIONS                                  26              Syndication
1ST AND TEN                                       80              HBO
HARTS OF THE WEST                                 15              CBS
TRIAL WATCH                                       117             NBC
THE BARBARA DE ANGELIS SHOW                       70              CBS
HEROES: MADE IN THE USA                           38              Syndication
BIOGRAPHIES                                        4              A&E
RELATIVELY SPEAKING                               90              Syndication

    At any given time, a significant portion of the Company's library will be under license in many of the major domestic and international markets. For example, in fiscal 1996 the Company licensed portions of its libraries in Germany and Spain. Following the expiration of the licenses, rights generally revert to the Company where the Company is the copyright owner for resale in the second cycle.

JOINT VENTURES TO EXPLOIT ANCILLARY MARKETS

    The Company has expanded its business through joint ventures and partnerships into areas which exploit the characters and story ideas in its feature films and television programs. These activities provide additional sources of revenues in certain cases without significant additional associated expenses. The Company is actively marketing the music used in its productions through an arrangement with Cherry Lane Music, Inc., a leading music publisher. In addition, the Company has entered into an agreement with Deca Records, a division of Polygram, to distribute the soundtrack of THE ADVENTURES OF PINOCCHIO, which is expected to include two original recordings by Stevie Wonder. Concepts used in films are being developed into CD-ROM computer games under an agreement with IBM. Using its expertise as a television producer, the Company has two infomercials in production through a partnership known as TVFirst. One infomercial is a Christian music infomercial in which a recording of Christian music sung by leading gospel artists is marketed. Such infomercial has begun airing under the name KEEP THE FAITH. The Company believes that the results have been favorable through May 28, 1996 and plans to increase acquisition of air time for such infomercial. The other infomercial is a work-in-process on the subject of personal relationships. Responding to the increased demand for product by the pay-per-view, telephone delivery, pay cable and basic cable services, the

Company formed a joint venture called KLC/New City Tele-Ventures to acquire product from third parties for distribution in the cable, pay service and satellite markets, as well as other emerging markets. The joint venture has acquired over 60 films for this purpose as of May 1, 1996.

GOVERNMENT REGULATIONS

    In a decision released September 6, 1995, the FCC repealed its financial interest and syndication rules effective as of September 21, 1995. Those FCC rules, which were adopted in 1970 to limit television network control over television programming and thereby foster the development of diverse programming sources, had restricted the ability of the three established, major U.S. television networks (i.e., ABC, CBS and NBC), to own and syndicate television programming. The ultimate impact of the repeal of the FCC's financial interest and syndication rules on the Company's operations cannot be predicted at the present time, although there has been an increase in in-house productions of programming for the networks' own use.

    Under the 1996 Act, manufacturers of television set equipment will be required to equip all new television receivers with a so-called "V-Chip" which would allow for parental blocking of violent, sexually-explicit or indecent programming based on a rating for any given program that would be broadcast along with the program. Unless the television industry establishes a voluntary ratings system by February 1998, the FCC is directed by the 1996 Act to develop a ratings system based upon the recommendations of an advisory committee selected by the FCC. A coalition of various segments of the entertainment industry has announced plans to devise a voluntary industry ratings code for rating video programming with respect to violent, sexual or indecent content. The industry coalition has announced its intent to have these new guidelines in place before February 1997. Other provisions of the 1996 Act revise the multiple broadcast ownership rules, allow local exchange telephone companies to offer multichannel video programming service, subject to certain regulatory requirements, and allow for cable companies to offer local exchange telephone service.

    The impact on the Company of the changes brought about by the 1996 Act and by accompanying changes in FCC rules cannot be predicted at the present time, although it is expected that there will be an increase in the demand for video programming product as a result of the likelihood that these regulatory changes will facilitate the advent of additional exhibition sources for such programming. However, it is possible that recent alliances of certain program producers and television station group owners, coupled with the recent FCC rule revisions allowing a single television station licensee to own television stations reaching up to 35% of the nation's television households, may place additional competitive pressures on program suppliers, such as the Company, to the extent they are unaligned with the major networks or any television station group owners.

    In international markets, the Company's programming may be subject to local content and quota requirements which prohibit or limit the amount of programming produced outside of the local market. Although the Company believes these requirements have not affected the Company's licensing of its programs in international markets to date, such restrictions, or new or different restrictions, could have an adverse impact on the Company's operations in the future should opportunities to obtain foreign content not be available.

                           DESCRIPTION OF SECURITIES

COMMON STOCK

    The authorized capital stock of the Company consists of 80,000,000 shares of Common Stock. At May 29, 1996, the Company had 39,896,575 shares of Common Stock issued and outstanding.

    Each share of Common Stock entitles the holder thereof to vote on all matters submitted to the shareholders; in electing directors, however, each shareholder is entitled to cumulate votes for any candidate if, prior to the voting, such candidate's name has been placed in nomination and any shareholder has given notice of an intention to cumulate votes. The Common Stock is not subject to redemption or to liability for further calls. Holders of Common Stock will be entitled to receive such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor and to share pro rata in any distribution to shareholders. The shareholders have no conversion, preemptive or other subscription rights.

CLASS C WARRANTS

    Each Class C Warrant shall entitle the holder thereof to purchase one  share
of  Common Stock commencing on              and expiring on              , 2001.
The exercise price of the Class C Warrants shall be 120% of the price of the Common Stock component of the Unit on the Effective Date as agreed to by the Company and the Underwriter. The Company may redeem the Class C Warrants at a redemption price of $.10 per Class C Warrant commencing one year after the date hereof (or earlier at the sole discretion of the Underwriter) if notice of not less than 30 days is given and the closing high bid price of the Common Stock as reported on the NNM if traded thereon, the closing high bid price if listed on a national securities exchange (or other reporting system that provides last sales prices), or if not traded thereon but traded on the Nasdaq SmallCap Market, over the counter or on the bulletin board, the average of the ask and bid price, has been at least 150% of the then exercise price of the Class C Warrants on all ten of the trading days prior to the third day prior to the day on which such notice is given.

    The exercise price and number of Class C Warrants shall be subject to adjustment upon the occurrence of certain events, including a merger, acquisition, recapitalization or split-up of shares of the Company or the issuance by the Company of a stock dividend. Holders of Class C Warrants will not, as such, have any of the rights of shareholders of the Company. The Warrant
Agent for the Class C Warrants will be             .

CLASS A WARRANTS

    Each Class A Warrant entitles the holder thereof to purchase one share of Common Stock at any time prior to March 20, 1996 for $2.00. Prior to the expiration date of the Class A Warrants, the Company extended the expiration date thereof to March 20, 1997. No fractional shares will be issued upon the exercise of the Class A Warrants. The number and kind of securities or other property for which the Class A Warrants are exercisable are subject to adjustments in certain events, such as mergers, reorganizations or stock splits. At any time, upon thirty days' written notice, the Company may redeem all, but not less than all, unexercised Class A Warrants for $0.25 per Class A Warrant. All Class A Warrants not exercised or redeemed will expire on March 20, 1997. Holders of Class A Warrants will not, as such, have any of the rights of shareholders of the Company.

TRANSFER AGENT AND REGISTRAR; WARRANT AGENT FOR CLASS A WARRANTS

    The Transfer Agent and Registrar for the Common Stock is Corporate Stock Transfer, Denver, Colorado. The Warrant Agent for the Class A Warrants is National City Bank of Minneapolis.

SHARES ELIGIBLE FOR FUTURE SALE

    Substantially all of the           shares of Common Stock to be  outstanding
after this Offering, and, subject to issuance, the 27,483,730 shares of Common Stock issuable upon exercise of outstanding options or warrants (excluding the warrants being sold to the Underwriter and a consultant to the Company) or issuable upon conversion of outstanding convertible securities will be freely tradeable in the public markets, in certain cases pursuant to a registration statement or available exemption from registration. Of such shares issuable upon exercise or conversion of outstanding securities, approximately 14,739,099 shares are issuable at or below $1.27 per share, 6,019,632 additional shares are issuable at or below $1.58 per share and 2,300,000 additional shares are issuable at or below $2.00 per share. Approximately 7,657,875 shares held by affiliates will be subject to a six month lock-up in favor of the Underwriter. The availability of shares for public sale, or the perception of such availability, may have a depressive effect on the market price of the Common Stock.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, which is filed as an exhibit to the registration statement of which this Prospectus is a part, the Underwriter has agreed to purchase from the Company
         Units, each Unit consisting of two shares of Common Stock and one Warrant at the price to the public less the underwriting discount set forth on the cover page of this Prospectus.

    The Underwriting Agreement provides that the Underwriter will be obligated to purchase all of the Units offered hereby on a "firm commitment" basis, if any are purchased. The Company has been advised by the Underwriter that it proposes to offer the Units to the public initially at the public offering price set forth on the cover page of this Prospectus. The Underwriter may allow a concession not exceeding $. per Unit to selected dealers who are members of the NASD, and to certain foreign dealers, and such dealers may reallot to NASD members and to certain foreign dealers a concession not exceeding $. per Unit.

    The Underwriting Agreement provides that the Company will pay a non-accountable expense allowance of 3% of the gross proceeds of the offering to the Underwriter, $40,000 of which has been paid as of the date of this Prospectus. The Company has also granted to the Underwriter an option to
purchase  up to        additional Units during the 45 day period commencing with
the Effective Date, solely to cover over-allotments, if any, in the sale of the Units offered hereby.

    The Underwriting Agreement provides that the Underwriter has the right, for a period of two years from the Effective Date, to nominate an individual to serve on the Company's Board of Directors. The Underwriter has advised the Company that it intends to designate a director to be named in the future to act as its nominee to the Company's Board of Directors upon the closing of the Offering. If the Underwriter does not designate a nominee to the Company's Board of Directors, the Underwriter shall have the right to send a representative (who need not be the same individual from meeting to meeting) to observe each meeting of the Board of Directors. Such designee will be entitled to the same notices and communications sent by the Company to its directors and to attend directors' meetings, but will not be entitled to vote thereat.

    Upon the exercise of the Class C Warrants more that one year after the date of this Prospectus, and to the extent not inconsistent with the guidelines of the NASD and the rules and regulations of the Commission, the Company has agreed to pay to the Underwriter a solicitation fee equal to 4% of the exercise price for the Class C Warrants exercised during the period commencing one year after the Effective Date and ending on the fifth anniversary thereof. However, no compensation will be paid to the Underwriter in connection with the exercise of the Class C Warrants if (a) the market price of the underlying shares of Common Stock is lower than the exercise price, (b) the Class C Warrants are held in a discretionary account, (c) the Class C Warrants are exercised in an unsolicited transaction, or (d) the disclosure of such compensation arrangements has not been made in the documents provided to the customers both as part of the original Offering and at the time of exercise. In addition, unless granted an exemption by the Commission from Rule 10b-6 under the Exchange Act, the Underwriter will be prohibited from engaging in any market making activities or solicited brokerage activities with regard to the Company's securities until the later of the termination of such solicitation activity or the termination by waiver or otherwise of any right the Underwriter may have to receive a fee for the exercise of the Class C Warrants following such solicitations. In addition, the Company has agreed to pay to I. Friedman Equities, Inc., a consultant to the Company since 1990, a fee equal to 1% of the gross proceeds from the exercise of the Class C Warrants.

    The Underwriting Agreement provides for reciprocal indemnification between the Company and the Underwriter against certain liabilities in connection with the registration statement of which this Prospectus is a part, including liabilities under the Securities Act. To the extent that this section may purport to provide exculpation from possible liabilities arising under the federal securities laws, it is the opinion of the Commission that such indemnification is contrary to public policy and unenforceable.

    In connection with the Offering, the Company has agreed to sell to the Underwriter, for nominal consideration, the Underwriter's Warrants to purchase one Unit for each 10 Units sold in the Offering. The Underwriter's Warrants are exercisable at $ per Unit, subject to the anti-dilution provisions thereof, for a period of four years commencing one year from the Effective Date. The Underwriter's Warrants grants to the holders thereof certain "piggyback" and demand registration rights for a period of five years from the Effective Date with respect to the registration under the Securities Act of the securities issuable upon exercise of the Underwriter's Warrants.

    All of the officers and directors of the Company and shareholders holding five percent or more of the outstanding shares of the Common Stock of the Company, exclusive of institutional holders, have agreed not to sell publicly any of their shares of Common Stock for a period of six (6) months following the Effective Date without the prior written approval of the Underwriter. In addition, the Selling Security Holders have agreed not to sell their 631,734 shares of Common Stock for a period of six (6) months following the Effective Date without the prior written approval of the Underwriter.

    The Company has agreed that it will not publicly sell or offer any of its securities except (i) with respect to Common Stock issued upon exercise of outstanding options and warrants, options issued under the Company's stock option plan, the Warrants or the Underwriter's Warrants, or upon conversion of the Company's Convertible Subordinated Debentures and Notes or (ii) pursuant to a merger, acquisition or other business combination, for six (6) months following the Effective Date, without the prior written approval of the Underwriter.

    The Company has engaged the Underwriter or its representative as its financial consultant for a period of 24 months to commence on the Effective Date, in consideration for which the Underwriter shall receive a consulting fee of $144,000, $72,000 of which shall be paid on the completion of the Offering and the balance ($72,000) shall be paid at the rate of $6,000 per month commencing upon completion of the Offering.


    The Company also has agreed to pay all expenses in connection with qualifying the Units offered hereby for sale under the laws of such states as the Underwriter may reasonably designate, including fees and expenses of counsel retained for such purposes. The Company also has agreed to reimburse certain due diligence costs of the Underwriter. Further, the Company has agreed to pay a fee to I. Friedman Equities, Inc. for financial consultation services equal to 1% of the gross proceeds of the offering. In addition, the Company will sell to I. Friedman Equities, Inc., for nominal consideration, a warrant to purchase Units equal to 1% of the Units sold in the Offering at an exercise price equal to
$          , subject to anti-dilution adjustments.


    The offering price of the Units offered hereby and the terms of the Warrants were determined by negotiation between the Company and the Underwriter. Factors considered in determining such prices and terms include the current market price of the Common Stock, the prevailing market conditions, the history of and the prospects of the industry in which the Company competes, an assessment of the Company's management, the prospects of the Company, its capital structure and such other factors as were deemed relevant.

                              CONCURRENT OFFERING

    Concurrently with the Offering, 631,734 shares of Common Stock, representing the estimated number of Bonus Shares, are being registered under the Securities Act for resale as part of the registration statement of which this Prospectus is a part. The holders of such securities have agreed not to sell such securities for a period of (6) months after the Effective Date without the consent of the Underwriter.

                                 LEGAL MATTERS

    The validity of the Units offered hereby will be passed upon for the Company by Kaye, Scholer, Fierman, Hays & Handler, LLP, 1999 Avenue of the Stars, Suite 1600, Los Angeles, California. Certain legal matters will be passed upon for the Underwriter by Schneck, Weltman, Hashmall & Mischel LLP, 1285 Avenue of the Americas, New York, New York.

                                    EXPERTS

    The consolidated financial statements of The Kushner-Locke Company at September 30, 1995 and 1994, and for each of the three years in the period ended September 30, 1995, appearing in this Prospectus and Registration Statement have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein or incorporated by reference herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                           THE KUSHNER LOCKE COMPANY
                                AND SUBSIDIARIES
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                            PAGE
                                                                            ----
Independent Auditor's Report..............................................   F-2

Annual Financial Statements:
  Consolidated Balance Sheets as of September 30, 1995 and 1994...........   F-3
  Consolidated Statements of Operations for each of the Three Years Ended
   September 30, 1995.....................................................   F-4
  Consolidated Statements of Cash Flows for each of the Three Years Ended
   September 30, 1995.....................................................   F-5
  Consolidated Statements of Stockholders' Equity for Each of the Three
   Years Ended September 30, 1995.........................................   F-7
  Notes to Consolidated Financial Statements..............................   F-8

Interim Financial Statements:
  Condensed Consolidated Balance Sheets as of March 31, 1996 (unaudited)
   and September 30, 1995.................................................  F-22
  Condensed Consolidated Statements of Operations for the Six Months Ended
   March 31, 1996 and 1995 (unaudited)....................................  F-23
  Condensed Consolidated Statements of Cash Flows for the Six Months Ended
   March 31, 1996 and 1995 (unaudited)....................................  F-24
  Condensed Consolidated Statements of Stockholder Equity for the Six
   Months Ended March 31, 1996 (unaudited)................................  F-25
  Notes to Condensed Consolidated Financial Statements....................  F-26

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Kushner-Locke Company:

We have audited the accompanying consolidated balance sheets of The Kushner-Locke Company and subsidiaries (the "Company") as of September 30, 1995 and 1994, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the years in the three-year period ended September 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Kushner-Locke Company and subsidiaries as of September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1995, in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 5 to consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standard Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," in 1994.

                                          KPMG PEAT MARWICK LLP

January 12, 1996

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                     ASSETS


                                                                                   SEPTEMBER 30,   SEPTEMBER 30,
                                                                                        1995            1994
                                                                                   --------------  --------------
Cash and cash equivalents........................................................  $    3,139,000  $   15,681,000
Restricted cash..................................................................       1,162,000        --
Accounts receivable, net of allowance for doubtful accounts of $400,000 in 1995
 and $650,000 in 1994............................................................       7,864,000       6,177,000
Due from affiliates..............................................................         309,000         187,000
Notes receivable from August Entertainment, Inc..................................         676,000          32,000
Film costs, net of accumulated amortization......................................      73,716,000      30,688,000
Property and equipment, at cost, net of accumulated depreciation and amortization
 of $1,425,000 in 1995 and $1,187,000 in 1994....................................         515,000         437,000
Other assets.....................................................................       1,571,000       1,052,000
                                                                                   --------------  --------------
                                                                                   $   88,952,000  $   54,254,000
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities.........................................  $    3,245,000  $    2,385,000
Income taxes payable.............................................................        --                10,000
Notes payable....................................................................      28,398,000       9,600,000
Deferred film license fees.......................................................       2,753,000         364,000
Contractual obligations, principally participants' share payable and talent
 residuals.......................................................................         995,000       1,216,000
Production advances..............................................................      16,609,000          82,000
Convertible subordinated debentures, net of deferred issuance costs..............      17,745,000      22,056,000
                                                                                   --------------  --------------
        Total liabilities........................................................  $   69,745,000  $   35,713,000
                                                                                   --------------  --------------
Stockholders' equity:
  Common stock, no par value. Authorized 80,000,000 shares at September 30, 1995 and at September 30, 1994:
   issued and outstanding 35,466,599 shares at September 30, 1995 and 30,069,101
   shares at September 30, 1994..................................................      23,337,000      18,696,000
  Accumulated deficit............................................................      (4,130,000)       (155,000)
                                                                                   --------------  --------------
        Total stockholders' equity...............................................  $   19,207,000  $   18,541,000
                                                                                   --------------  --------------
                                                                                   $   88,952,000  $   54,254,000
                                                                                   --------------  --------------
                                                                                   --------------  --------------

          See accompanying notes to consolidated financial statements.

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                 YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993

                                                                        1995            1994            1993
                                                                   --------------  --------------  --------------
Operating revenues...............................................  $   20,407,000  $   50,736,000  $   42,487,000
Costs related to operating revenues..............................      17,404,000      54,952,000      41,497,000
Selling, general and administrative expenses.....................       3,838,000       3,208,000       2,797,000
                                                                   --------------  --------------  --------------
Loss from operations.............................................        (835,000)     (7,424,000)     (1,807,000)
Interest income..................................................         300,000         197,000          78,000
Interest expense.................................................      (3,409,000)     (2,209,000)     (1,173,000)
                                                                   --------------  --------------  --------------
Loss before income taxes and cumulative effect of a change in
 accounting principle............................................      (3,944,000)     (9,436,000)     (2,902,000)
Income tax expense (benefit).....................................          31,000      (2,277,000)     (1,076,000)
                                                                   --------------  --------------  --------------
Loss before cumulative effect of a change in accounting
 principle.......................................................      (3,975,000)     (7,159,000)     (1,826,000)
Cumulative effect of a change in accounting for income taxes.....        --              (394,000)       --
                                                                   --------------  --------------  --------------
Net loss.........................................................  $   (3,975,000) $   (6,765,000) $   (1,826,000)
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
Loss per common and common equivalent share:
  Loss before cumulative effect of a change in accounting for
   income taxes..................................................  $         (.13) $         (.24) $         (.06)
  Cumulative effect of a change in accounting for income taxes...        --        $          .01        --
                                                                   --------------  --------------  --------------
  Net loss.......................................................  $         (.13) $         (.23) $         (.06)
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
Weighted average number of common and common equivalent shares
 outstanding.....................................................      31,713,000      29,373,000      28,372,000
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

          See accompanying notes to consolidated financial statements.

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993

                                                                     1995             1994             1993
                                                                ---------------  ---------------  ---------------
Cash flows from operating activities:
  Net loss....................................................  $    (3,975,000)      (6,765,000)      (1,826,000)
  Adjustments to reconcile net earnings (loss) to net cash
   used by operating activities:
    Cumulative effect of a change in accounting principle.....        --                (394,000)       --
  Increase in restricted cash.................................       (1,162,000)       --               --
    Amortization of film costs................................       16,977,000       54,281,000       27,730,000
    Depreciation and amortization.............................          239,000          250,000          180,000
    Amortization of capitalized issuance costs and warrants...          414,000          222,000          100,000
    Deferred income taxes.....................................        --              (2,321,000)        (926,000)
    Accounts receivable, net..................................       (1,687,000)        (817,000)      (2,424,000)
    Income taxes receivable...................................        --                  25,000           (9,000)
    Due from affiliates.......................................         (766,000)        (209,000)          11,000
    Notes receivable from distributor.........................        --               --                   1,000
    Film costs................................................      (60,005,000)     (41,938,000)     (28,081,000)
    Accounts payable and accrued liabilities..................          860,000       (3,323,000)       3,005,000
    Income taxes payable......................................          (10,000)          10,000        --
    Deferred film license fees................................        2,389,000         (266,000)      (6,336,000)
    Contractual obligations...................................         (221,000)      (1,134,000)          93,000
    Production advances.......................................       16,527,000       (8,464,000)       2,963,000
                                                                ---------------  ---------------  ---------------
      Net cash used by operating activities...................      (30,420,000)     (10,843,000)      (5,519,000)
                                                                ---------------  ---------------  ---------------
Cash flows from investing activities:
  Increase in property and equipment, net.....................         (317,000)        (134,000)        (178,000)
  Decrease (increase) in other assets.........................         (518,000)        (442,000)         537,000
                                                                ---------------  ---------------  ---------------
      Net cash provided (used) by investing activities........         (835,000)        (576,000)         359,000
                                                                ---------------  ---------------  ---------------
Cash flows from financing activities:
  Increase in notes payable...................................       21,398,000       31,600,000       22,500,000
  Repayment of notes payable..................................       (2,600,000)     (30,007,000)     (20,075,000)
  Net proceeds from issuance of common stock..................        --               --               6,640,000
  Net proceeds from exercise of options.......................        --                 105,000          185,000
  Net proceeds from issuance of debentures and warrants.......        --              18,911,000        --
  Repayment of debentures.....................................          (25,000)         (37,000)         (39,000)
  Other.......................................................          (60,000)         (14,000)       --
                                                                ---------------  ---------------  ---------------
    Net cash provided by financing activities.................       18,713,000       20,558,000        9,211,000
                                                                ---------------  ---------------  ---------------
    Net increase (decrease) in cash...........................      (12,542,000)       9,139,000        4,051,000
Cash and cash equivalents at beginning of year................       15,681,000        6,542,000        2,491,000
                                                                ---------------  ---------------  ---------------
                                                                ---------------  ---------------  ---------------
Cash and cash equivalents at end of year......................  $     3,139,000  $    15,681,000  $     6,542,000
                                                                ---------------  ---------------  ---------------
                                                                ---------------  ---------------  ---------------
Supplemental disclosure of cash flow information:
Cash paid during the year for:
  Interest....................................................  $     2,952,000  $     1,888,000  $     1,260,000
                                                                ---------------  ---------------  ---------------
                                                                ---------------  ---------------  ---------------
  Income taxes................................................  $        27,200  $         8,800  $         8,800
                                                                ---------------  ---------------  ---------------
                                                                ---------------  ---------------  ---------------

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

(1) In fiscal 1993, $844,000 of convertible subordinated debentures before unamortized capitalized issuance costs of $137,000 were converted into 547,979 shares of common stock.

(2) In fiscal 1994, $1,537,000 of convertible subordinated debentures before unamortized capitalized issuance costs of $201,000 were converted into 989,052 shares of common stock.

(3) In fiscal 1995, $5,260,000 of convertible subordinated debentures before unamortized capitalized issuance costs of $559,000 were converted into 5,397,498 shares of common stock.

          See accompanying notes to consolidated financial statements.

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 YEARS ENDED SEPTEMBER 30, 1995, 1994 AND 1993


                                                                   STOCKHOLDERS' EQUITY
                                                    ---------------------------------------------------
                                                                               RETAINED
                                                                               EARNINGS
                                                    NUMBER OF     COMMON     (ACCUMULATED
                                                      SHARES       STOCK       DEFICIT)        TOTAL
                                                    ----------  -----------  ------------   -----------
Balance at September 30, 1992.....................  20,804,570  $ 9,737,000  $  8,436,000   $18,173,000
Issuance of common stock..........................   8,050,000    6,640,000       --          6,640,000
Stock options exercised...........................     110,000      110,000       --            110,000
Warrants exercised................................      62,500       75,000       --             75,000
Conversions of convertible debentures.............     547,979      707,000       --            707,000
Net loss..........................................      --          --         (1,826,000)   (1,826,000)
                                                    ----------  -----------  ------------   -----------
Balance at September 30, 1993.....................  29,575,049  $17,269,000  $  6,610,000   $23,879,000
Retirement of common stock........................    (600,000)     --            --            --
Stock options exercised...........................     105,000      105,000       --            105,000
Costs related to registration statement...........      --          (14,000)      --            (14,000)
Conversions of convertible debentures.............     989,052    1,336,000       --          1,336,000
Net loss..........................................      --          --         (6,765,000)   (6,765,000)
                                                    ----------  -----------  ------------   -----------
Balance at September 30, 1994.....................  30,069,101  $18,696,000  $   (155,000)  $18,541,000
Conversions of convertible debentures.............   5,397,498    4,641,000       --          4,641,000
Net loss..........................................      --          --         (3,975,000)   (3,975,000)
                                                    ----------  -----------  ------------   -----------
Balance at September 30, 1995.....................  35,466,599  $23,337,000  $ (4,130,000)  $19,207,000
                                                    ----------  -----------  ------------   -----------
                                                    ----------  -----------  ------------   -----------


          See accompanying notes to consolidated financial statements.

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    THE COMPANY

    The Kushner-Locke Company (the "Company") is principally engaged in the development, production and distribution of feature films, direct-to-video films, television series, movies-for-television, mini-series and animated programming. Last year, the Company expanded its operations into related business lines in ancillary markets for its product such as merchandising, home video, cable and interactive/multimedia applications for characters and story ideas developed by the Company through various arrangements with established companies having expertise in these respective fields.

    BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of The Kushner-Locke Company, its subsidiaries and certain less than wholly-owned entities where the Company has control. All material intercompany balances and transactions have been eliminated.

    Certain reclassifications have been made to conform prior year balances with the current presentation.

    REVENUE RECOGNITION

    Revenues from feature film distribution agreements and/or from television licensing agreements are recognized on the date the completed film or program is delivered or becomes available for delivery, is available for exploitation in the relevant media window purchased by that customer or by that licensee and certain other conditions of sale have been met. Revenues from barter transactions, whereby the program is exchanged for television advertising time which is sold to product sponsors, are recognized when the television program has aired and all conditions precedent have been satisfied.

    Producer fees received from production of films and television programs for outside parties where the Company has no continuing ownership interest in the project are recognized on a percentage-of-completion basis. The cost of such films and television series is expensed as incurred.

    ACCOUNTING FOR FILM COSTS

    The Company generally capitalizes all costs incurred to produce a film, including the interest expense funded under the production loans. Such costs also include the actual direct costs of production, certain exploitation costs and production overhead. Capitalized exploitation or distribution costs include those costs that clearly benefit future periods such as film prints and prerelease and early release advertising that is expected to benefit the film in future markets. These costs, as well as participation and talent residuals, are amortized each period on an individual film or television program basis in the ratio that the current period's gross revenues from all sources for the program bear to management's estimate of anticipated total gross revenues for such film or program from all sources. Revenue estimates are reviewed quarterly and adjusted where appropriate and the impact of such adjustments could be material.

    Film costs are stated at the lower of unamortized cost or estimated net realizable value. Losses which may arise because unamortized costs of individual films or television series exceed anticipated revenues are charged to operations through additional amortization.

    PARTICIPANTS' SHARE PAYABLE AND TALENT RESIDUALS

    The Company charges profit participations and talent residuals to expense in the same manner as amortization of production costs, based on the ratio of current period gross revenues to management's estimate of total ultimate gross revenues, if it is anticipated they will be payable. Payments for profit participations are made in accordance with the participants' contractual agreements. Payments for talent residuals are remitted to the respective guilds in accordance with the provisions of their union agreements or earlier, if assessed.

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    PRODUCTION ADVANCES

    The Company receives license fees for projects in the production phase. Production advances are generally nonrefundable and are recognized as earned revenue when the film or television program is available for delivery.

    ALLOWANCE FOR DOUBTFUL ACCOUNTS

    The Company provides for doubtful accounts based on historical collection experience and periodically adjusts the allowance based on the aging of accounts receivable and other conditions. Receivables are written off against the allowance in the period they are deemed uncollectible.

    PROPERTY AND EQUIPMENT

    Property and equipment, at cost, is depreciated using the straight-line method over the estimated useful lives of the assets (ranging from five to eight years).

    CASH AND CASH EQUIVALENTS

    The Company considers certificates of deposit and other highly liquid investments with original maturities of three months or less to be cash equivalents.

    RESTRICTED CASH

    During the fiscal year ended September 30, 1995, the Company had $1,162,000 in restricted cash related to advances made by the Company to film producers for the acquisition of distribution rights. These cash advances were being held in escrow accounts as collateral by financial institutions providing production loans to those producers.

    INTERNATIONAL CURRENCY TRANSACTIONS

    The majority of the Company's foreign sales transactions are payable in U.S. dollars. Accordingly, international currency transaction gains and losses included in the consolidated statements of operations for the three years ended September 30, 1995 were not significant.

    INCOME TAXES

    Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." This statement supersedes SFAS No. 96, "Accounting for Income Taxes." Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in operating results in the period encompassing the enactment date.

    The Company elected to reflect the cumulative effect of adopting this pronouncement as a change in accounting principle at the beginning of fiscal 1994 with a credit to results of operations of $394,000. Prior year consolidated financial statements were not restated.

    EARNINGS (LOSS) PER SHARE

    Earnings (loss) per common and common equivalent share is based upon the weighted average number of shares of common stock outstanding plus common equivalent shares consisting of dilutive outstanding warrants and stock options. The weighted average number of common and common equivalent shares outstanding for the calculation of primary earnings per share was 31,713,000, 29,373,000 and 28,372,000 for the years ended September 30, 1995, 1994 and 1993, respectively. The inclusion of the additional shares assuming the conversion of the Company's convertible subordinated debentures would have been anti-dilutive for all periods.

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(2) FILM COSTS
    Film costs consist of the following:

                                                                        SEPTEMBER 30,   SEPTEMBER 30,
                                                                            1995            1994
                                                                        -------------   -------------
In process or development.............................................   $ 42,115,000    $  5,177,000
Released, principally television productions, net of accumulated
 amortization.........................................................     31,601,000      25,511,000
                                                                        -------------   -------------
                                                                         $ 73,716,000    $ 30,688,000
                                                                        -------------   -------------
                                                                        -------------   -------------

    Based upon the Company's present estimates of anticipated future revenues at September 30, 1995, approximately 76% of the film costs related to released films and television series will be amortized during the three-year period ending September 30, 1998.

(3) NOTES PAYABLE AND LIQUIDITY
    Notes payable are comprised of the following:

                                                                        SEPTEMBER 30,   SEPTEMBER 30,
                                                                            1995            1994
                                                                        -------------   -------------
Note payable to bank, secured by substantially all Company assets, interest at prime (8.75% at September 30, 1995) plus 1.25%,
 outstanding principal balance due January 1996.......................   $ 14,804,000    $  9,600,000
Notes payable, secured by certain film rights held by producers
 payable through September 1996.......................................     13,594,000        --
                                                                        -------------   -------------
                                                                         $ 28,398,000    $  9,600,000
                                                                        -------------   -------------
                                                                        -------------   -------------

    The Imperial credit agreement, as amended and restated in August 1993, had an original maturity date of June 2, 1995. The original maturity date was extended in March 1995 to September 30, 1995, then subsequently extended in September 1995 to December 29, 1995 and further extended in December 1995 to January 31, 1996. During the beginning of this period, the Company initially held discussions with Imperial Bank seeking a longer-term extension and increase of the facility to $25,000,000 through a syndication to include additional financial institutions. In September 1995, however, the Company obtained a commitment letter from the U.S. division of a major international financial institution to provide a new syndicated credit facility to refinance the Company's existing line and provide credit availability up to $30,000,000 (or the available borrowing base, if less). Completion of the new facility was subject to negotiation and execution of mutually satisfactory definitive credit documentation, among other conditions.

    In January 1996, the Company decided to seek a longer-term extension of its existing $15,000,000 credit line from Imperial Bank, in lieu of proceeding further at such time with negotiations concerning documentation and completion of a new facility. On January 12, 1996, Imperial Bank provided to the Company its commitment to extend the existing credit line through December 31, 1996 and the Company paid a loan fee to the bank in connection with such commitment and agreed to issue warrants to purchase 500,000 shares of common stock to the bank at an exercise price no less than fair market value at the time of the grant thereof. Imperial Bank's commitment is subject to completion and effectiveness of an amendment to the existing credit agreement satisfactory to the bank by January 31, 1996, which amendment will eliminate existing financial covenants as of September 30,

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(3) NOTES PAYABLE AND LIQUIDITY (CONTINUED)
1995 and substitute revised net worth, liquidity and minimum quarterly net income requirements. Imperial Bank has advised the Company that based on its knowledge of the Company the bank believes it is highly probable such documentation will be executed shortly.

    Following completion and effectiveness of the amendment, the Company intends to commence discussions with Imperial Bank concerning arranging or participating in a multi-year increased syndicated credit facility to amend or replace the existing facility by May 31, 1996 in which it is expected that Imperial Bank would continue to participate in a decreased amount. If such facility is not in place by such time, as required by Imperial Bank's commitment letter, the existing line of credit will be reduced in size from $15,000,000 to $12,500,000 during the period from May 31, 1996 to October 31, 1996, and further reduced to $10,000,000 prior to December 31, 1996 to the extent of excess available cash flow.

    The line is secured by substantially all of the Company's assets and bears interest at an annual rate of Prime (8.5% at December 22, 1995) plus 1.25%. The Company is required to pay a commitment fee of .5% per annum of the unused portion of the credit line. As of September 30, 1995, the Company had drawn down $14,804,000 under this facility out of a total eligible collateral at such date of $16,233,000 but which was capped at the credit limit of $15,000,000.

    The outstanding credit agreement described above contains various covenants to which the Company must adhere. These covenants, among other things, require the maintenance of minimum net worth and various financial ratios which are reported to the bank on a quarterly basis and include limitations on additional indebtedness, liens, investments, disposition of assets, guarantees, deficit financing, affiliate transactions and the use of proceeds and prohibit payment of dividends and prepayment of subordinated debt. The outstanding credit agreement also contains a provision permitting the bank to declare an event of default if the services of either of Messrs. Kushner or Locke are not available to the Company unless a replacement acceptable to the bank is named. The Company is in compliance with the non-financial terms and conditions of the outstanding credit agreement and the bank has agreed to waive the violation, if any, of any existing financial covenants for the period ending September 30, 1995 upon completion of documentation.

    While the Company believes that it will obtain a multi-year increased syndicated credit facility by May 31, 1996, the Company has not received any commitment for such facility. If the Company is unable to obtain such increased credit facility, the Company will seek alternative financing. However, there is no guarantee that alternative financing will be available on acceptable terms. If such increased credit facility and/or alternative financing is not available, Management believes that existing resources and cash generated from operating activities, after a reduction of the level of Company's investment in film costs, will be adequate to comply with the terms of the anticipated extension of the credit facility through December 1996. To the extent that existing resources and a reduction in the level of Company's investment in film costs are not adequate, Management has the ability and intent to reduce operating expenses. Further, while the Company has in any event received the bank's commitment to extend the existing facility through December 31, 1996 (subject to reduction commencing May 31, 1996), such commitment is subject to completion and effectiveness of the amendment by January 31, 1996. In the event that the company does not receive an extension of its existing credit facility or is unable to comply with the terms of the anticipated extension, the Company would seek to restructure its obligations under the facility. This would have a significant effect on the Company's operations.

    The Company's other short term borrowings totaling $13,594,000 as of September 30, 1995, consist of production loans from Newmarket Capital Group L.P. ("Newmarket"), Banque Paribas

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(3) NOTES PAYABLE AND LIQUIDITY (CONTINUED)
(Los Angeles Agency) ("Paribas") and Imperial Bank ("Imperial") to consolidated production entities. Newmarket's loans require an interest rate of Prime (8.5% as of December 22, 1995) plus 1% on the first $500,000 advanced under the loan, then pricing options are at either (a) Prime plus 1% or (b) LIBOR plus 3% on the remaining loan balance plus loan fees of $60,000 plus a net profit participation. The Paribas loan bears interest at either (a) Reference Rate (8.5% as of December 22, 1995) plus 1/2% or (b) LIBOR plus 2% plus loan fees of $120,000. The Imperial loan bears interest at Prime (8.5% as of December 22,
1995) plus 3% plus loan fees of $97,500 plus a net profit participation. The Kushner-Locke Company provides limited corporate guarantees for a portion of the Newmarket and Paribas loans which are callable in the event that the production companies' loan amounts (including a reserve for fees, interest and financing costs) are not adequately collateralized with acceptable contracts receivable from third party domestic and/or foreign sub-distributors by certain dates or by the maturity date of the loan. Deposits on the purchase price paid by these sub-distributors are held as restricted cash collateral by the Lenders.

    The table below shows production loans as of September 30, 1995. Any events of default have been waived and all loans are in compliance with Lender's covenants:

                                                                              AMOUNTS      WEIGHTED
                       FILM                          LENDER    LOAN AMOUNT  OUTSTANDING    INTEREST    GUARANTY   MATURITY
- --------------------------------------------------  ---------  -----------  ------------   --------   ----------  --------
THE LEGEND OF PINOCCHIO...........................  Newmarket  $12,500,000  $  7,596,000     8.75%    $3,250,000   9-30-96
SERPENT'S LAIR....................................  Newmarket  $ 1,005,000  $    751,000     9.25%    $  345,000   2-28-96
THE GRAVE.........................................  Newmarket  $ 2,100,000  $  1,343,000    10.25%    $  740,000   3-14-96
WHOLE WIDE WORLD..................................  Newmarket  $ 1,550,000  $    955,000     8.00%    $  500,000   3-31-96
FREEWAY...........................................   Paribas   $ 1,983,333  $  1,225,000     7.00%    $  961,667    7-5-96
TIME WARRIORS.....................................  Imperial   $ 1,950,000  $  1,724,000     9.60%    $1,724,000   2-28-96
                                                               -----------  ------------              ----------
                                                               $21,088,333  $ 13,594,000              $7,520,667
                                                               -----------  ------------              ----------
                                                               -----------  ------------              ----------

(4) CONVERTIBLE SUBORDINATED DEBENTURES

                                                                                   SEPTEMBER 30,   SEPTEMBER 30,
                                                                                        1995            1994
                                                                                   --------------  --------------
Series A Convertible Subordinated Debentures due December 15, 2000, bearing interest at 10% per annum payable June 15 and December 15, net of unamortized
 capitalized issuance costs and warrants of $13,000 and $17,000, respectively....  $       84,000  $       80,000
Series B Convertible Subordinated Debentures due December 15, 2000, bearing interest at 13 3/4% per annum payable monthly, net of unamortized capitalized
 issuance costs of $354,000 and $423,000, respectively...........................       2,972,000       2,938,000
Convertible Subordinated Debentures due December 15, 2000, bearing interest at 8%
 per annum payable February 1 and August 1, net of unamortized capitalized
 issuance costs of $1,058,000 and $1,887,000, respectively.......................      10,129,000      14,550,000
Convertible Subordinated Debentures due July 1, 2002, bearing interest at 9% per annum payable January 1 and July 1, net of unamortized capitalized issuance
 costs of $490,000 and $561,000, respectively....................................       4,560,000       4,488,000
                                                                                   --------------  --------------
                                                                                   $   17,745,000  $   22,056,000
                                                                                   --------------  --------------
                                                                                   --------------  --------------

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(4) CONVERTIBLE SUBORDINATED DEBENTURES (CONTINUED)
    SERIES A DEBENTURES

    During fiscal 1991, the Company sold $1,500,000 principal amount of Series A Convertible Subordinated Debentures due 2000 and 4,200 units which represented an additional $4,200,000 principal amount of Series A Debentures. Each unit included warrants to purchase 500 shares of common stock of the Company at $2.00 per share. Each warrant has been valued for reporting purposes at $.25 (2.1 million warrants with a total value of $525,000) and is included in common stock.

    As of September 30, 1995, the Company had outstanding $97,000 principal amount of Series A Debentures. The debentures are recorded net of unamortized underwriting discounts, expenses associated with the offering and warrants totaling $13,000 which are amortized using the interest method to interest expense over the term of the debentures. Approximately $4,000 of capitalized issuance costs have been amortized to interest expense for the year ended September 30, 1995.

    The Series A Debentures bear interest at 10% per annum, payable on June 15 and December 15 in each year. The Series A Debentures are convertible into common stock of the Company at the rate of 788 shares for each $1,000 principal amount of debentures, subject to adjustment under certain circumstances. As of September 30, 1995, approximately $5,603,000 principal amount of Series A Debentures and unamortized capitalized issuance costs and warrants of $1,744,000 had been converted into 4,865,754 shares of common stock of the Company.

    The debentures are redeemable at the option of the Company in whole or in part at 110% of the face amount of the debentures provided that the closing bid price (or, if applicable, closing price) of the common stock has equaled or exceeded 150% of the conversion price for the 20 consecutive trading days ending five trading days prior to the date of notice of redemption. The Company may also redeem the debentures at redemption prices commencing at 105% of par and declining to par after September 30, 1997. The debentures are subordinated to all existing and future "senior indebtedness." The term "senior indebtedness" is defined to mean the principal of (and premium, if any) and interest on any and all indebtedness of the Company that is (i) incurred in connection with the borrowing of money from banks, insurance companies and similar institutional lenders, (ii) issued as a result of a public offering of debt securities pursuant to registration under the Securities Act of 1933, or (iii) incurred in connection with the borrowing of money with an original principal amount of at least $100,000 secured at least in advanced by companies engaged in the ordinary course of their business in the entertainment industry. Senior indebtedness does not include (i) the Series B Debentures, (ii) indebtedness to affiliates and
(iii) indebtedness expressly subordinated to or on parity with the Series A Debentures, whether outstanding on the date of execution of the indenture or thereafter created, incurred, assumed or guaranteed.

    SERIES B DEBENTURES

    During fiscal 1991, the Company sold $6,000,000 principal amount of Series B Convertible Subordinated Debentures due 2000.

    As of September 30, 1995 the Company had outstanding $3,326,000 principal amount of Series B Debentures due 2000. The debentures bear interest at 13 3/4% per annum. The Series B Debentures are recorded net of unamortized underwriting discounts and expenses associated with the offering totaling $354,000, which are amortized using the interest method to interest expense over the term of the debentures. Approximately $69,000 of capitalized issuance costs had been amortized as interest expense for the year ended September 30, 1995.

    The terms of the Series B Debentures are generally similar to those of the Series A Debentures other than with respect to the interest rates, except that
(i) interest is payable monthly on the Series B Debentures and (ii) the Series B Debentures are convertible into common stock of the Company at

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(4) CONVERTIBLE SUBORDINATED DEBENTURES (CONTINUED)
$1.5444 per share. The Series B Debentures rank pari passu (i.e., equally) in right of payment with the Company's other debentures. Approximately $10,000 principal amount of the Series B Debentures and unamortized costs of $1,000 had been converted to 6,732 shares of common stock of the Company in fiscal year 1995. As of September 30, 1995, approximately $2,508,000 principal amount of Series B Debentures and unamortized capitalized issuance costs of $361,000 had been converted into 1,618,357 shares of common stock of the Company. An additional $166,000 principal amount of Series B Debentures were repurchased upon the death of bondholders.

    8% DEBENTURES

    During fiscal 1994, the Company sold $16,437,000 principal amount of 8% Convertible Subordinated Debentures due 2000. In connection with the issuance, the Company issued warrants to purchase up to 10% of the aggregate principal amount of debentures sold at an exercise price equal to 120% of the principal amount of the debentures which are exercisable during the four year period commencing March 10, 1995 for $9,613,700 principal amount and April 12, 1995 for $30,000 principal amount.

    As of September 30, 1995, the Company had outstanding $11,187,000 principal amount of 8% Debentures. The debentures are recorded net of unamortized underwriting discounts and expenses associated with the offering totaling $1,058,000 which are amortized using the interest method to interest expense over the term of the debentures. Approximately $270,000 of capitalized issuance costs had been amortized as interest expense for the year ended September 30, 1995. Approximately $5,250,000 principal amount of the 8% Debentures and unamortized capitalized issuance costs of $559,000 had been converted into 5,390,766 shares of common stock of the Company in fiscal year 1995.

    The terms of the 8% Debentures are generally similar to those of the Series A Debentures, other than with respect to the interest rates, except that (i) interest is payable on February 1 and August 1 in each year; (ii) the 8% Debentures are convertible into common stock of the Company at $.975 per share; and (iii) the Company has the right to redeem the 8% Debentures at redemption prices commencing at 102.7% of par on or after February 1, 1998 and declining to par on or after February 1, 2000. The 8% Debentures rank pari passu in right of payment with the Company's other debentures.

    9% DEBENTURES

    During fiscal 1994, the Company sold $5,050,000 principal amount of 9% Convertible Subordinated Debentures due 2002. In connection with the issuance, the Company issued warrants to purchase up to 9% of the aggregate principal amount of debentures sold at an exercise price equal to 120% of the principal amount of debentures which are exercisable during the four year period commencing July 25, 1995.

    As of September 30, 1995, the Company had outstanding $5,050,000 principal amount of 9% Debentures. The debentures bear interest at 9% per annum. The debentures are recorded net of unamortized underwriting discounts and expenses associated with the offering totaling $490,000, which are amortized using the interest method to interest expense over the term of the debentures. Approximately $72,000 of capitalized issuance costs had been amortized as interest expense for the year ended September 30, 1995

    The terms of the 9% Debentures are generally similar to those of the Series A Debentures, other than with respect to the interest rates, except that: (i) interest is payable on January 1 and July 1 in each year; (ii) the 9% Debentures are convertible into common stock of the Company at $1.58 per share; and (iii) the Company has the right to redeem the 9% Debentures at redemption prices commencing at 103% of par on or after July 1, 1998 and declining to par on or after July 1, 2000. The 9% Debentures rank pari passu in right of payment with the Company's other debentures.

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(5) INCOME TAXES
    As discussed in Note 1 of "Notes to Consolidated Financial Statements," the Company adopted SFAS No. 109 as of October 1, 1993.

Income tax expense (benefit) consisted of the following:

                                                                  YEARS ENDED SEPTEMBER 30,
                                                              ---------------------------------
                                                               1995       1994         1993
                                                              -------  -----------  -----------
Current:
  Federal...................................................  $ --     $   --       $  (150,000)
  State.....................................................   31,000       44,000      --
                                                              -------  -----------  -----------
                                                              $31,000  $    44,000  $  (150,000)
                                                              -------  -----------  -----------
Deferred:
  Federal...................................................  $ --     $(2,036,000) $  (926,000)
  State.....................................................    --        (285,000)     --
                                                              -------  -----------  -----------
                                                                --      (2,321,000)    (926,000)
                                                              -------  -----------  -----------
    Total income tax expense (benefit)......................  $31,000  $(2,277,000) $(1,076,000)
                                                              -------  -----------  -----------
                                                              -------  -----------  -----------

    A reconciliation of the statutory Federal income tax rate to the Company's effective rate is presented below:

                                                                                YEARS ENDED
                                                                               SEPTEMBER 30,
                                                                             ------------------
                                                                             1995   1994   1993
                                                                             ----   ----   ----
Statutory Federal income tax rate..........................................  (34)%  (34)%  (34)%
Change in valuation allowance..............................................   34%    13    --
Other......................................................................  --      (3)    (3)
                                                                             ----   ----   ----
                                                                             --     (24)%  (37)%
                                                                             ----   ----   ----
                                                                             ----   ----   ----

    Significant components of the Company's deferred tax assets and liabilities, at September 30, 1995 and September 30, 1994 are as follows:

                                                                                  YEARS ENDED SEPTEMBER 30,
                                                                                  --------------------------
                                                                                     1995          1994
                                                                                  -----------  -------------
Deferred tax assets:
  Net operating loss carryforwards..............................................  $ 8,652,000  $   2,598,000
  Tax and general business tax credit carryforwards.............................      559,000        556,000
  Allowance for doubtful accounts and other reserves............................      145,000        289,000
  Deferred film license fees....................................................      995,000        134,000
  Deferred rent.................................................................       65,000         81,000
                                                                                  -----------  -------------
    Total gross deferred assets.................................................   10,416,000      3,658,000
    Valuation allowance.........................................................   (3,679,000)    (1,216,000)
                                                                                  -----------  -------------
    Net deferred tax assets.....................................................  $ 6,737,000  $   2,442,000
                                                                                  -----------  -------------
                                                                                  -----------  -------------
Deferred tax liabilities:
  Film amortization.............................................................  $ 6,701,000  $   2,417,000
  Depreciation..................................................................       36,000         25,000
                                                                                  -----------  -------------
    Total deferred tax liabilities..............................................  $ 6,737,000  $   2,442,000
                                                                                  -----------  -------------
                                                                                  -----------  -------------

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(5) INCOME TAXES (CONTINUED)
    Deferred income taxes result from timing differences in the recognition of revenue and expense for tax and financial reporting purposes. The sources of these differences and the related tax effects are as follows:

                                                                YEAR ENDED
                                                               SEPTEMBER 30,
                                                              ---------------
                                                                   1993
                                                              ---------------
Amortization of film costs..................................  $    (2,875,000)
Deferred film license fees..................................        1,142,000
Allowance for doubtful accounts.............................           34,000
Deferred rent...............................................           31,000
Participant's share and talent residuals....................          757,000
Other, net..................................................          (15,000)
                                                              ---------------
                                                              $      (926,000)
                                                              ---------------
                                                              ---------------

    At September 30, 1995, the Company had net operating loss carryforwards of approximately $24,631,000 for federal tax purposes. Such carryforwards expire in fiscal 2010. For state tax purposes, the Company had net operating loss carryforwards of $4,527,000 which expire in fiscal 1998 through 2000. The Company's international tax credits, amounting to approximately $386,000, expire in fiscal 1997 through 2000. The Company's general business credit carryforwards, amounting to approximately $190,700, expire in fiscal 2002 and 2003. Finally, the Company's alternative minimum tax credit carryforwards, amounting to approximately $173,000, have no expiration date.

(6) WARRANTS
    In fiscal 1991, in connection with the Series A Convertible Subordinated Debenture offering, the Company issued warrants to the underwriter to purchase up to $150,000 principal amount of Series A Debentures for $1,200 for each $1,000 principal amount of Series A Debentures purchased. The warrants are exercisable through December 20, 1995. The Company issued warrants to the underwriter to purchase up to 400 units of Series A Debentures at $1,200 per unit. Each unit consists of $1,000 principal amount of Series A Debentures and warrants to purchase 500 shares of common stock of the Company at $2.00 per share. The underlying warrants are exercisable through March 20, 1996 and the Company has agreed to extend the exercise period through March 20, 1997. The Company issued 2,100,000 warrants valued at $525,000 to purchase common stock at $2.00 per share. The warrants are exercisable through March 20, 1997 (as agreed to be extended). As of September 30, 1995, no warrants had been exercised.

    In fiscal 1992, in connection with its public offering of common stock, the Company issued warrants to the underwriters of the offering to purchase 700,000 shares of common stock. The warrants are exercisable during the four-year period commencing on November 13, 1993 at a price of $1.25 per share.

    In fiscal 1994, in connection with the 8% Convertible Subordinated Debentures offering, the Company issued warrants to the underwriter to purchase up to 10% of the aggregate principal amount of debentures sold ($1,643,700) at an exercise price equal to 120% of the principal amount of the debentures. The warrants are exercisable during the four year period commencing March 10, 1995 for $1,613,700 principal amount and April 12, 1995 for $30,000 principal amount. In connection with the 9% Convertible Subordinated Debenture offering, the Company issued warrants to the underwriters to purchase up to 10% of the aggregate principal amount of debentures sold ($505,000) at an exercise

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(6) WARRANTS (CONTINUED)
price equal to 120% of the principal amount of the debentures. The warrants are exercisable during the four year period commencing July 25, 1995. As of September 30, 1995, no warrants had been exercised.

(7) OPTIONS
    In fiscal 1989, the Board of Directors approved a stock incentive plan (the "Plan") that covers directors, third party consultants and advisors, independent contractors, officers and other employees of the Company. In May 1994, the stockholders of the Company voted to increase the authorized number of shares available under the Plan from 1,500,000 to 4,500,000. The Plan allows for the issuance of options to purchase shares of the Company's common stock at an option price at least equal to the fair value of the stock on the date of grant. As of September 30, 1995, 3,880,000 stock options had been granted and were outstanding under the Plan.

    In fiscal 1994, the Company granted 3,182,500 unvested options to purchase shares of common stock to certain employees entering into employment contracts under the Plan.

    In fiscal 1995, the Company granted 415,000 unvested options to purchase shares of common stock to certain employees revising their employment contracts under the Plan.

    The schedule below includes stock options that the Company has granted as of September 30, 1995:

               STOCK OPTIONS OUTSTANDING AS OF SEPTEMBER 30, 1995

                                                                                    NUMBER OF OPTIONS
                                                                             -------------------------------
                                                                                        OUTSIDE
PRICE                                                                          PLAN     THE PLAN     TOTAL      EXERCISE
- ---------------------------------------------------------------------------  ---------  --------   ---------  -------------
Balance at September 30, 1992..............................................    853,500   652,096   1,505,596
Granted Fiscal 1993........................................................     43,500     --         43,500      $1.00
Options Expired/Canceled...................................................    (43,500)    --        (43,500)     $1.00
Options Exercised..........................................................   (110,000)    --       (110,000)     $1.00
                                                                             ---------  --------   ---------
Balance at September 30, 1993..............................................    743,500   652,096   1,395,596
                                                                             ---------  --------   ---------
                                                                             ---------  --------   ---------
Granted Fiscal 1994........................................................  2,962,500    20,000   3,182,500  $.75 - $1.16
Options Expired/Canceled...................................................    (83,500)    --        (83,500) $1.00 - $1.94
Options Exercised..........................................................   (105,000)    --       (105,000)     $1.00
                                                                             ---------  --------   ---------
Balance at September 30, 1994..............................................  3,517,500   672,096   4,389,596
                                                                             ---------  --------   ---------
                                                                             ---------  --------   ---------
Granted Fiscal 1995........................................................    415,000         0     440,000  $.75 - $0.78
Options Expired/Canceled...................................................    (72,500)    --         32,500  $.75 - $2.63
Options Exercised..........................................................     --         --         --
                                                                             ---------  --------   ---------
Balance at September 30, 1995..............................................  3,860,000   672,096   4,797,096
                                                                             ---------  --------   ---------
                                                                             ---------  --------   ---------
Exercisable at September 30, 1995..........................................  1,590,000   672,096   2,273,096
                                                                             ---------  --------   ---------
                                                                             ---------  --------   ---------

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(8) COMMITMENTS AND CONTINGENCIES

    OFFICER COMPENSATION

    In March 1994, Messrs. Kushner and Locke each amended his respective employment agreement with the Company to (i) extend the term of the agreement to five years from the effective date thereof (March 1999) and (ii) reduce the maximum annual performance bonus that each may receive to 4% of pre-tax earnings for the applicable period up to a maximum of $200,000 in fiscal 1994, $220,000 in fiscal 1995, $250,000 in fiscal 1996, $270,000 in fiscal 1997 and $290,000 in fiscal 1998. In fiscal 1992, Messrs. Kushner and Locke elected to forego certain executive production and incentive bonuses. Under the revised employment agreements, Messrs. Kushner and Locke each have a base salary of $400,000 in fiscal 1994 and $425,000 in fiscal 1995 through fiscal 1998, subject to potential increase upon review by the Company's Board of Directors after fiscal 1995. Messrs. Kushner and Locke also are each entitled to 5% of the gross profit (as defined) earned by the Company on a sale or other disposition of substantially all rights of the Company to 1ST AND TEN (other than pay cable and distribution rights heretofore granted to a pay cable network).

    In order to induce Messrs. Kushner and Locke to amend their employment agreements in March 1994, the Company granted to each as of March 10, 1994 options to purchase 900,000 shares of Common Stock at an exercise price per share equal to $0.84 (the last reported sale price of the Common Stock on the date of the initial closing of the 8% Debentures). The options vest over a five year period, with 20% vesting at each anniversary of the date of grant (subject to possible acceleration following a "change-in-control").

    The Company also provides Messrs. Kushner and Locke with certain fringe benefits, including payment of an amount equal to the premiums in respect of $3,500,000 of term life insurance with beneficiaries to be designated by each person and disability insurance for each person. After the employment agreements expire or are terminated, Messrs. Kushner and Locke will be entitled to certain payments should they continue to provide executive producer or consulting services to the Company. The agreements permit Messrs. Kushner and Locke to collect outside compensation to which they may be entitled and to provide incidental and limited services outside of their employment with the Company and to receive compensation therefor, so long as such activities do not materially interfere with the performance of their duties under the agreements. Each of Messrs. Kushner and Locke also may require the Company to change its name to remove his name within one year after the expiration or termination of the term of his employment, except for product released prior to such termination, and except that the Company may continue to use such name for a period of one year after such notice.

    In fiscal 1992, in connection with the Company's public offering of common stock, Messrs. Kushner and Locke deposited 600,000 shares of the Company's common stock with an escrow agent. Under the agreement with the Company, as revised, if a designated earnings before income taxes and extraordinary items requirement was not met for the year ending September 30, 1993, Messrs. Kushner and Locke would make capital contributions by releasing the shares of common stock to the Company. Effective October 1, 1993, these shares were contributed back to the Company for no consideration and retired.

    In April 1994, Ms. Nelson entered into a two-year employment contract with an option for a third year with the Company providing for a base salary of $175,000 per year, subject to annual increases of 7 1/2% commencing in the second year of the agreement. Ms. Nelson received a signing bonus equal to $25,000 and is entitled to an incentive bonus equal to 1/2% of the Company's pre-tax earnings, which incentive bonus cannot exceed 50% of Ms. Nelson's base salary. The Company has also granted Ms. Nelson options to acquire an aggregate of 225,000 shares of Common Stock at an exercise price of

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(8) COMMITMENTS AND CONTINGENCIES (CONTINUED)
$0.75 per share (the last reported sale price of the Common Stock on the date of the grant); such options vest in installments of 75,000 shares over the three year term of Ms. Nelson's employment agreement.

    DIRECTOR COMPENSATION

    During fiscal 1989, the Company entered into a consulting agreement with Mr. Stuart Hersch to engage his services until September 30, 1994 as an executive consultant. Pursuant to the consulting agreement the Company granted Mr. Hersch stock options to purchase 854,192 shares of common stock at $1.555 per share. During fiscal 1990, the consulting agreement was amended, reducing the options granted to 427,096 shares. As of September 30, 1995, 427,096 options had vested.

    In consideration of the elimination of certain demand registration rights, the Company indemnified Mr. Hersch in the event Mr. Hersch sold 510,000 shares of the Company's common stock to third parties at a price less than $1.75 per share. The Company paid Mr. Hersch a total of $275,000 during the three-year period ended September 30, 1994 related to such indemnification. Mr. Hersch was paid $100,000 as a consulting fee under the amended consulting agreement during each year in the three year period ended September 30, 1993.

    EMPLOYEE BENEFIT PLANS

    The Company participates in various multiemployer defined benefit and defined contribution pension plans under union and industry agreements. These plans include substantially all participating film production employees covered under various collective bargaining agreements. The Company funds the costs of such plans as incurred. Corporate employees not related to actual film production are covered under medical, dental and vision care plans; and after one year of employment, may participate in a 401(k) retirement plan with an option for a 125 Flexible Savings plan which are administered by Mutual of Omaha.

    LEASE

    The Company is obligated under a noncancelable operating lease for office space on the 20th and 21st floors at its principal executive offices and for office space at 83 Maryleborne High Street in London at September 30, 1995 as follows:


        Fiscal 1996 (20th and 21st floors)..................  $  568,000
        Fiscal 1997.........................................     561,000
        Fiscal 1998.........................................     540,000
        Fiscal 1999.........................................     540,000
        Thereafter..........................................     273,000
                                                              ----------
Total minimum future lease rental payments..................  $2,482,000
                                                              ----------
                                                              ----------


    Rental expense for the years ended September 30, 1995, 1994 and 1993 was approximately $505,000, $401,000 and $493,000, respectively.

    CONTINGENCIES

    On December 26, 1995, Guano Holdings Ltd. ("Guano") filed a complaint against the Company, two of the Company's subsidiaries, an employee of the Company, Savoy Pictures, Inc., and Allied Pinocchio Productions, Ltd. claiming that Guano was entitled to be a partner in the film project entitled THE LEGEND OF PINOCCHIO and that it is seeking approximately $5,000,000 as damages. While this proceeding is in the preliminary stages and there can be no assurance that the Company will be successful on the merits of this lawsuit, the Company believes it has good and meritorious defenses to the claims and that this action will not have a material adverse effect on the Company's financial condition.

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(8) COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The Company is involved in certain other legal proceedings and claims arising out of the normal conduct of its business. Management of the Company believes that the ultimate resolution of these matters will not have a material adverse effect upon the Company's results of operations or financial position.

    In its normal course of business as a entertainment distributor, the Company makes contractual down payments for the acquisition of distribution rights upon signature of documentation. This initial advance for rights ranges for 10% to 30% of the total purchase price. The balance of the payment is generally due upon the complete delivery by unrelated third party producers of acceptable film and video materials and other proof of rights held and insurance policies that may be required for the Company to begin exploitation of the product. As of September 30, 1995 the Company had made contractual agreements for an aggregate of $1,300,000 in payments due should those third party producers complete delivery to the Company. About one half of these obligations have originated in the Company's cable joint venture known as KLC/New City. These amounts are payable over the next eighteen months.

(9) RELATED PARTY TRANSACTIONS
    In fiscal 1993, the Company entered into a domestic home video distribution agreement with the A*Vision Entertainment division of Atlantic Records, a subsidiary of Time-Warner, Inc. for the feature film DEADLY EXPOSURE. Stuart Hersch, a Director of the Company, has been president of A*Vision since August 1990. The distribution agreement provides for payment by A*Vision to the Company of $250,000 in exchange for domestic home video rights, subject to certain back-end participation rights of the Company, and payments by the Company to A*Vision of 30% of the Company's net revenues derived from Canadian home video and broadcast television exploitation of DEADLY EXPOSURE. The Company has paid approximately $28,000 to A*Vision pursuant to such agreement.

    In fiscal 1994, the Company entered into additional motion picture distribution arrangements with A*Vision, which subsequently changed its name to WarnerVision. WarnerVision and the Company share production costs and expenses and any resulting net revenues after recoupment of investments. Under this arrangement the Company entered into domestic home video distribution agreements with WarnerVision for the feature films LADY-IN-WAITING and LAST GASP which provided for the payment by WarnerVision to the Company of $510,000 and $530,000, in exchange for participation rights with the Company in the revenues derived from the exploitation of those two films. In fiscal 1994, the Company also agreed for WarnerVision to license domestic home video distribution rights to WES CRAVEN PRESENTS THE MINDRIPPER substituting a lower gross revenue participation for the other net revenue participation. In fiscal 1995, the Company entered into a $696,000 net revenue arrangement with WarnerVision similar to DOUBLE EXPOSURE, LADY-IN-WAITING and LAST GASP for a fourth feature film entitled SERPENT'S LAIR. Through September 30, 1995, the Company had received approximately $1,986,000 towards these four films pursuant to these net revenue financing and distribution arrangements. The Company believes that the terms of the foregoing transactions are no less favorable to the Company than those that could have been obtained in transactions with unaffiliated third parties.

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(10) MAJOR CUSTOMERS AND EXPORT SALES
    Revenues to major customers which exceeded 10% of net operating revenues represented 45%, 51% and 48% of net operating revenues for the years ended September 30, 1995, 1994 and 1993, respectively, and consisted of the following:

                                                          YEARS ENDED SEPTEMBER 30
                                                    ------------------------------------
                                                       1995        1994         1993
                                                    ----------  -----------  -----------
Television Network CBS............................  $6,045,000  $18,320,000  $ 8,110,000
Television Network ABC............................      --        7,440,000    5,850,000
Television Network NBC............................   3,105,000      --           --
Pay/Cable Television Network......................      --          --         6,575,000
                                                    ----------  -----------  -----------
                                                    $9,150,000  $25,760,000  $20,535,000
                                                    ----------  -----------  -----------
                                                    ----------  -----------  -----------

    Accounts receivable from these major customers totaled $356,000, $235,000 and $168,000 at September 30, 1995, 1994 and 1993, respectively.

    Domestic and international accounts receivable consisted of the following:

                                                     YEARS ENDED SEPTEMBER
                                                              30
                                                    -----------------------
                                                       1995        1994
                                                    ----------  -----------
Accounts Receivable:
  Domestic........................................  $3,560,000  $ 2,465,000
  International...................................   4,704,000    4,362,000
                                                    ----------  -----------
                                                     8,264,000    6,827,000
Less: Allowance for Doubtful Accounts.............    (400,000)    (650,000)
                                                    ----------  -----------
                                                    $7,864,000  $ 6,177,000
                                                    ----------  -----------
                                                    ----------  -----------

    Export sales by geographic areas were as follows:

                                                          YEARS ENDED SEPTEMBER 30
                                                    ------------------------------------
                                                       1995        1994         1993
                                                    ----------  -----------  -----------
Europe............................................  $3,500,000  $ 6,643,000  $ 5,355,000
Canada............................................     327,000    1,121,000      393,000
Other.............................................   2,408,000    2,486,000    1,456,000
                                                    ----------  -----------  -----------
                                                    $6,235,000  $10,250,000  $ 7,204,000
                                                    ----------  -----------  -----------
                                                    ----------  -----------  -----------

    Other sales were principally to customers in Asia, South America and Australia.

(11) FOURTH QUARTER ADJUSTMENTS
    During the fourth quarter of 1995, the Company revised its estimate of future revenues for ALADDIN, THE BARBARA DE ANGELIS SHOW, TRAIL WATCH, SWEET BIRD OF YOUTH, and PIGASSO'S PLACE. These revised estimates and, to a lesser extent, revised estimates on other programming no longer being produced by the Company were not material to the Statements of Operations. During the fourth quarter of 1994, the Company revised its estimate of future revenue for 1ST AND TEN and SWEATING BULLETS and other programming no longer being produced by the Company. These revised estimates resulted in a reduction in the carrying value of such programs and amortization expense of approximately $7,800,000. The major component of this reduction resulted from developments surrounding O.J. Simpson, who starred in the 1ST AND TEN series which was cancelled from Rerun Syndication.

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                     ASSETS


                                                                                     MARCH 31,      SEPTEMBER 30,
                                                                                        1996             1995
                                                                                  ----------------  --------------
                                                                                    (UNAUDITED)
Cash............................................................................  $      3,060,000  $    3,139,000
Restricted Cash.................................................................         2,420,000       1,162,000
Accounts receivable, net allowance for doubtful accounts........................        18,484,000       7,864,000
Due from Affiliates.............................................................           233,000         309,000
Notes Receivable from August Entertainment, Inc.................................           657,000         676,000
Film costs, net of accumulated amortization.....................................        75,022,000      73,716,000
Property and equipment, at cost, net of accumulated depreciation and
 amortization...................................................................           444,000         515,000
Other assets....................................................................         1,864,000       1,571,000
                                                                                  ----------------  --------------
                                                                                  $    102,184,000  $   88,952,000
                                                                                  ----------------  --------------
                                                                                  ----------------  --------------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities........................................  $      4,550,000  $    3,245,000
Income taxes payable............................................................         --               --
Notes payables..................................................................        31,690,000      28,398,000
Deferred film license fees......................................................         5,041,000       2,753,000
Contractual obligations, principally participants' share payable and talent
 residuals......................................................................         4,421,000         995,000
Production advances.............................................................        18,273,000      16,609,000
Convertible Subordinated Debentures net of amortized issuance costs.............        16,110,000      17,745,000
                                                                                  ----------------  --------------
                                                                                  $     80,085,000  $   69,745,000
                                                                                  ----------------  --------------
Stockholders' Equity:
  Common stock, no par value. Authorized 80,000,000 shares: issued and outstanding 37,437,553 shares at March 31, 1996 and 35,466,599 shares at
   September 30, 1995...........................................................        25,089,000      23,337,000
  Accumulated Deficit...........................................................        (2,990,000)     (4,130,000)
                                                                                  ----------------  --------------
                                                                                        22,099,000      19,207,000
                                                                                  ----------------  --------------
                                                                                  $    102,184,000  $   88,952,000
                                                                                  ----------------  --------------
                                                                                  ----------------  --------------


     See accompanying Notes to Condensed Consolidated Financial Statements.

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                                           SIX MONTHS ENDED
                                                                                              MARCH 31,
                                                                                    ------------------------------
                                                                                         1996            1995
                                                                                    --------------  --------------
Operating revenues................................................................  $   29,337,000  $   11,614,000
Costs related to operating revenues...............................................      24,365,000       9,168,000
Selling, general and administrative expenses......................................       1,968,000       1,977,000
                                                                                    --------------  --------------
  Earnings from operations........................................................       3,004,000         469,000
Interest Income...................................................................          60,000         136,000
Interest Expense..................................................................      (1,904,000)     (1,592,000)
                                                                                    --------------  --------------
                                                                                         1,160,000        (987,000)
Provision for Income Taxes........................................................          20,000          16,000
                                                                                    --------------  --------------
  Net Earnings/(Loss).............................................................  $    1,140,000  $   (1,003,000)
                                                                                    --------------  --------------
                                                                                    --------------  --------------
Net Earnings/(Loss) per common and common equivalent share:
  Net Earnings/(Loss).............................................................  $         0.03  $        (0.03)
                                                                                    --------------  --------------
                                                                                    --------------  --------------
Weighted average number of common and common equivalent shares outstanding........      35,961,000      31,159,000
                                                                                    --------------  --------------
                                                                                    --------------  --------------

     See accompanying Notes to Condensed Consolidated Financial Statements.

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    SIX MONTHS ENDED MARCH 31,
                                                                                 --------------------------------
                                                                                      1996             1995
                                                                                 ---------------  ---------------
                                                                                   (UNAUDITED)
Cash Flow from operating activities:
  Net Earnings/(Loss)..........................................................  $     1,140,000  $    (1,003,000)
  Adjustments to reconcile net earnings to net cash used by operating activities:
    Increase in restricted cash................................................       (1,258,000)       --
    Amortization of film costs.................................................       24,195,000        9,088,000
    Depreciation and amortization..............................................          110,000          120,000
    Amortization of capitalized issuance costs and warrants....................          340,000          210,000
    Accounts receivable, net...................................................      (10,620,000)      (1,042,000)
    Other receivables..........................................................           95,000         (712,000)
    Increase in film costs.....................................................      (25,501,000)     (18,805,000)
    Accounts payable and accrued liabilities...................................        1,305,000         (100,000)
    Deferred film license fees.................................................        2,288,000          453,000
    Contractual obligations....................................................        3,426,000           94,000
    Production advances........................................................        1,664,000          (82,000)
                                                                                 ---------------  ---------------
      Net cash provided (used) by operating activities.........................       (2,816,000)     (11,779,000)
Cash flows from investing activites:
  Increase in property and equipment, net......................................          (38,000)        (204,000)
  Decrease (increase) in other assets..........................................         (293,000)          (3,000)
                                                                                 ---------------  ---------------
      Net cash (used) by investing activities..................................         (331,000)        (207,000)
Cash flows from financing activities:
  Increase in notes payable....................................................        3,292,000        7,770,000
  Repayment of notes payable...................................................        --              (2,600,000)
  Repayment of debentures......................................................        --                 (60,000)
  Other........................................................................         (224,000)       --
                                                                                 ---------------  ---------------
      Net cash provided by financing activities................................        3,068,000        5,110,000
  Net increase in cash.........................................................          (79,000)      (6,876,000)
  Cash at beginning of period..................................................        3,139,000       15,681,000
                                                                                 ---------------  ---------------
  Cash at end of period........................................................  $     3,060,000  $     8,805,000
                                                                                 ---------------  ---------------
                                                                                 ---------------  ---------------

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

    -- 1 During the six months ended March 31, 1995, $650,000 of convertible subordinated debentures before unamortized capitalized issuance costs of $69,000 were converted into 666,666 shares of Common Stock.

    -- 2 During the six months ended March 31, 1996, $1,714,000 of convertible subordinated debentures before unamortized capitalized issuance costs of $152,000 were converted into 1,757,947 shares of Common Stock.

     See accompanying Notes to Condensed Consolidated Financial Statements.

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
           CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        SIX MONTHS ENDED MARCH 31, 1996
                                  (UNAUDITED)

                                                                     STOCKHOLDERS' EQUITY
                                               -----------------------------------------------------------------
                                                 NUMBER OF       CAPITAL         ACCUMULATED
                                                  SHARES          STOCK            DEFICIT            TOTAL
                                               -------------  --------------  ------------------  --------------
Balance at September 30, 1995................     35,466,598  $   23,337,000    $   (4,130,000)   $   19,207,000
                                               -------------  --------------  ------------------  --------------
Conversions of convertible debentures........      1,970,955       1,752,000                           1,752,000
Net earnings.................................       --              --               1,140,000         1,140,000
                                               -------------  --------------  ------------------  --------------
  Balance at March 31, 1996..................     37,437,553  $   25,089,000    $   (2,990,000)   $   22,099,000
                                               -------------  --------------  ------------------  --------------
                                               -------------  --------------  ------------------  --------------

     See accompanying Notes to Condensed Consolidated Financial Statements.

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    THE COMPANY

    The Kushner-Locke Company (the "Company") is principally engaged in the development, production and distribution of feature films, direct-to-video films, television series, movies-for-television, mini-series and animated programming.

    BASIS OF PRESENTATION

    The accompanying condensed consolidated financial statements include the accounts of The Kushner-Locke Company, its subsidiaries and certain less than wholly-owned entities where the Company has control. All material intercompany balances and transactions have been eliminated.

    These unaudited consolidated financial statements and notes thereto have been condensed and, therefore, do not contain certain information included in the Company's annual consolidated financial statements and notes thereto. The unaudited condensed consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements and notes thereto.

    The unaudited condensed consolidated financial statements reflect, in the opinion of management, all adjustments, all of which are of a normal recurring nature, necessary to present fairly the financial position of the Company as of March 31, 1996, the results of its operations for the three and six month periods ended March 31, 1996 and 1995, and its cash flows for the six month period ended March 31, 1996 and 1995. Interim results are not necessarily indicative of results to be expected for a full fiscal year.

    Certain reclassifications have been made to conform prior year balances with the current presentation.

    RESTRICTED CASH

    As of March 31, 1996, the Company had $2,420,000 in restricted cash related to advances received by the Company from film producers for the acquisition of distribution rights. These cash advances were being held in escrow accounts as collateral by financial institutions providing production loans to those producers.

    INCOME TAXES

    Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." This statement supersedes SFAS No. 96, "Accounting for Income Taxes." Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in operating results in the period encompassing the enactment date.

    EARNINGS (LOSS) PER SHARE

    Earnings (loss) per common and common equivalent share is based upon the weighted average number of shares of common stock outstanding plus common equivalent shares consisting of dilutive outstanding warrants and stock options. The weighted average number of common and common equivalent shares outstanding for the calculation of primary earnings per share was 36,337,000 and 31,973,000 for the quarters ended March 31, 1996 and 1995, respectively, and 35,961,000 and 31,159,000 for the six months ending March 31, 1996 and 1995, respectively. The inclusion of the

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
additional   shares,  assuming  the  conversion  of  the  Company's  convertible subordinated debentures, would have been anti-dilutive for the three and the six month periods ended March 31, 1996 and March 31, 1995, respectively.

(2) FILM COSTS
    Film costs consist of the following:

                                                                           MARCH 31,     SEPTEMBER 30,
                                                                              1996            1995
                                                                         --------------  --------------
In process or development..............................................  $   36,467,000  $   42,115,000
Released, principally television productions net of accumulated
 amortization..........................................................      38,555,000      31,601,000
                                                                         --------------  --------------
                                                                         $   75,022,000  $   73,716,000
                                                                         --------------  --------------
                                                                         --------------  --------------

(3) NOTES PAYABLE
    Notes payable are comprised of the following:

                                                                           MARCH 31,     SEPTEMBER 30,
                                                                              1996            1995
                                                                         --------------  --------------
Note payable to bank, revolving credit facility secured by
 substantially all Company assets, interest at prime (8.25% at May 10,
 1996) plus 1.25%, outstanding principal balance due December 31,
 1996..................................................................  $   15,000,000  $   14,804,000
Notes payable to banks and/or financial institutions consisting of six production loans secured by certain film rights held by producers, priced at different rates for each loan; approximately $3,903,000 due before July 1996, $1,801,000 due before August 1996 and $10,986,000
 due before October 1996...............................................      16,690,000      13,594,000
                                                                         --------------  --------------
                                                                         $   31,690,000  $   28,398,000
                                                                         --------------  --------------
                                                                         --------------  --------------

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(4) CONVERTIBLE SUBORDINATED DEBENTURES

                                                                                     MARCH 31,     SEPTEMBER 30,
                                                                                        1996            1995
                                                                                   --------------  --------------
Series A Convertible Subordinated Debentures due December 15, 2000, bearing interest at 10% per annum payable June 15 and December 15, net of unamortized
 capitalized issuance costs and warrants of $11,000 and $13,000, respectively....  $       76,000  $       84,000
                                                                                   --------------  --------------
Series B Convertible Subordinated Debentures due December 15, 2000, bearing interest at 13 3/4% per annum payable monthly, net of unamortized capitalized
 issuance costs of $320,000 and $354,000, respectively...........................       2,955,000       2,972,000
                                                                                   --------------  --------------
Convertible Subordinated Debentures due December 15, 2000, bearing interest at 8%
 per annum payable February 1 and August 1, net of unamortized capitalized
 issuance costs of $791,000 and $1,058,000, respectively.........................       8,482,000      10,129,000
                                                                                   --------------  --------------
Convertible Subordinated Debentures due July 1, 2002, bearing interest at 9% per annum payable January 1 and July 1, net of unamortized capitalized issuance
 costs of $453,000 and $490,000, respectively....................................       4,597,000       4,560,000
                                                                                   --------------  --------------
                                                                                   $   16,110,000  $   17,745,000
                                                                                   --------------  --------------
                                                                                   --------------  --------------

    SERIES A DEBENTURES

    As of March 31, 1996, the Company had outstanding $87,000 principal amount of Series A Debentures. The Debentures are recorded net of unamortized underwriting discounts, expenses associated with the offering and warrants totaling $11,000 which are amortized using the interest method to interest expense over the term of the Debentures. Approximately $2,000 of capitalized issuance costs have been amortized to interest expense for the six months ended March 31, 1996.

    SERIES B DEBENTURES

    As of March 31, 1996, the Company had outstanding $3,275,000 principal amount of Series B Debentures due 2000. The Debentures are recorded net of unamortized underwriting discounts and expenses associated with the offering totaling $320,000, which are amortized using the interest method to interest expense over the term of the Debentures. Approximately $17,000 of capitalized issuance costs had been amortized as interest expense for the six months ended March 31, 1996.

    8% DEBENTURES

    As of March 31, 1996, the Company had outstanding $9,273,000 principal amount of 8% Debentures. The Debentures are recorded net of unamortized underwriting discounts and expenses associated with the offering totaling $791,000 which are amortized using the interest method to interest expense over the term of the debentures. Approximately $46,000 of capitalized issuance costs had been amortized as interest expense for the six months ended March 31, 1996.

                           THE KUSHNER-LOCKE COMPANY
                                AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(4) CONVERTIBLE SUBORDINATED DEBENTURES (CONTINUED)
    9% DEBENTURES

    As of March 31, 1996, the Company had outstanding $5,050,000 principal amount of 9% Debentures. The Debentures are recorded net of unamortized underwriting discounts and expenses associated with the offering totaling $453,000, which are amortized using the interest method to interest expense over the term of the Debentures. Approximately $18,000 of capitalized issuance costs had been amortized as interest expense for the six months ended March 31, 1996.

(5) INCOME TAXES
    Income taxes for the six month periods ended March 31, 1996 and 1995 were computed using the effective income tax rate estimated to be applicable for the full fiscal year, which is subject to ongoing review and evaluation by management. Management believes that all taxable income for the fiscal year will be offset by a deferred tax asset which will keep the effective federal tax rate at approximately 0%.

(6) CONTINGENCIES
    The Company is involved in certain legal proceedings and claims arising out of the normal conduct of its business. Reference is made to the Company's annual report on Form 10-K for the fiscal year ended September 30, 1995 for a description of certain legal proceedings. Management of the Company believes that the ultimate resolution of these matters will not have a material adverse effect upon the Company's financial condition.

    In its normal course of business as a entertainment distributor, the Company makes contractual down payments for the acquisition of distribution rights upon signature of documentation. This initial advance for rights ranges for 10% to 30% of the total purchase price. The balance of the payment is generally due upon the complete delivery by third party producers of acceptable film or video materials and proof of rights held and insurance policies that may be required for the Company to begin exploitation of the product. As of March 31, 1996 the Company had made contractual agreements for an aggregate of approximately $1,238,000 in payments due should those third party producers complete delivery to the Company. If such third parties use the Company's distribution agreement as collateral for a production loan, then the Company may be obligated to make such payments to financial institutions or others instead of such third party producers. These obligations have originated from the acquisition personnel in the Company's cable joint venture known as KLC/New City Tele-Ventures. These amounts are payable over the next twelve months.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OFFERED BY THIS PROSPECTUS, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY, BY ANY PERSON IN ANY JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    4
Incorporation of Certain Documents By Reference...........................    4
Prospectus Summary........................................................    5
Risk Factors..............................................................    9
The Company...............................................................   14
Use of Proceeds...........................................................   18
Market For Common Stock and Class A Warrants and Dividends................   19
Capitalization............................................................   20
Selected Consolidated Financial Data......................................   21
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   22
Business..................................................................   33
Description of Securities.................................................   48
Underwriting..............................................................   50
Concurrent Offering.......................................................   51
Legal Matters.............................................................   52
Experts...................................................................   52
Index to Consolidated Financial Statements................................  F-1

                                     [LOGO]

                           THE KUSHNER-LOCKE COMPANY

                                          UNITS

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                     [LOGO]

                                          , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 14, 1996


PROSPECTUS

                           THE KUSHNER-LOCKE COMPANY

                                 631,734 SHARES

                                  COMMON STOCK
                               ------------------

    This Prospectus relates to the registration by The Kushner-Locke Company (the "Company"), at its expense, for the account of certain security holders (the "Selling Security Holders") of 631,734 shares of the Company's common stock, no par value, (the "Common Stock"). Such shares are not being underwritten in an underwritten offering and the Company will not receive any proceeds from the sale of such shares. See "Selling Security Holders." The shares of Common Stock held by the Selling Security Holders may be sold by the Selling Security Holders or their respective transferees commencing on the date of this Prospectus. Sales of the shares of Common Stock held by the Selling Security Holders may depress the price of the Common Stock. See "Prospectus Summary -- The Offering," "Selling Security Holders" and "Plan of Distribution."

    Concurrently with the commencement of this Offering, the Company is offering units (the "Units"), each Unit consisting of two shares of Common Stock and one Class C redeemable Common Stock purchase warrant (the "Warrants"), each exercisable to purchase one share of Common Stock at an exercise price of 120% of the price of the Common Stock on the effective date of the registration statement of which this Prospectus is a part (the "Effective Date") as agreed to by the Company and the Underwriter. The Common Stock is traded on the NASDAQ National Market ("NNM") under the symbol "KLOC" and on the Pacific Stock Exchange under the symbol "KLO."
THESE SECURITIES INVOLVE  A HIGH  DEGREE OF RISK.  PURCHASERS SHOULD  CAREFULLY
            CONSIDER THE MATTERS DESCRIBED UNDER "RISK FACTORS" ON PAGE 9.
THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION (THE "COMMISSION") OR ANY STATE SECURITIES COMMISSION,
    NOR HAS THE COMMISSION OR  ANY STATE SECURITIES COMMISSION PASSED  UPON
     THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY      REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    The sale of the shares of Common Stock held by the Selling Security Holders may be effected from time to time in transactions (which may include block transactions by or for the account of the Selling Security Holders) in the over-the counter market, on the NNM or in negotiated transactions, trough the writing of options on such shares, through a combination of such methods of sale or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. If any Selling Security Holder sells his, her or its shares of Common Stock, or options thereon, pursuant to this Prospectus at a fixed price or at a negotiated price which is, in either case, other than the prevailing market price or in a block transaction to a purchaser who resells, or if any Selling Security Holder pays compensation to a broker-dealer that is other than the usual and customary discounts, concessions or commissions, or if there are any arrangements either individually or in the aggregate that would constitute a distribution of the shares of Common Stock held by the Selling Security Holders, a post-effective amendment to the Registration Statement of which this Prospectus is a part would need to be filed and declared effective by the Securities and Exchange Commission before such Selling Security Holder could make such sale, pay such compensation or make such a distribution. The Company is under no obligation to file a post-effective amendment to the Registration Statement of which this Prospectus is a part under such circumstances.

                            ------------------------

                The date of this Prospectus is            , 1996

                            SELLING SECURITY HOLDERS

    An aggregate of 631,734 shares of Common Stock are being registered in this Offering for the accounts of the Selling Security Holders. The shares of Common Stock owned by the Selling Security Holders may be sold by the Selling Security Holders or their respective transferees commencing on the date of this Prospectus. Sales of such shares of Common Stock by the Selling Security Holders or their respective transferees may depress the price of the Common Stock.

    The following table sets forth certain information with respect to persons for whom the Company is registering such shares of Common Stock for resale to the public. The Company will not receive any of the proceeds from the sale of such shares of Common Stock. None of the Selling Security Holders except Phillip Mittleman, who is an employee of the Company, has had any position, office or material relationship with the Company or its affiliates since the Company's inception. The shares of Common Stock owned by the Selling Security Holders are not being underwritten by the Underwriter in connection with this Offering. Selling Security Holders may sell their shares through the Underwriter. The Selling Security Holders have agreed not to sell the Selling Security Holders' Shares for a period of six (6) months following the Effective Date without the prior written approval of the Underwriter.

                                                   AMOUNT OF SHARES     AMOUNT OF SHARES     AMOUNT OF SHARES OWNED
      NAME OF SELLING SECURITY HOLDER (1)        OWNED BEFORE OFFERING  BEING REGISTERED       AFTER OFFERING (2)
- -----------------------------------------------  ---------------------  -----------------  ---------------------------
Stanley & Marilyn Fishman                                   10,811             10,811                  -0-
Gary Fuchs                                                   5,405              5,405                  -0-
Jerry W. Gunn                                               15,939             15,939                  -0-
Moshe & Dan Levy                                            32,432             32,432                  -0-
Alan D. Lips                                                10,811             10,811                  -0-
Norman Laufer                                               10,811             10,811                  -0-
Mitchell Kersch                                             10,811             10,811                  -0-
Greg Supinsky                                               10,811             10,811                  -0-
Nat Compton                                                  5,405              5,405                  -0-
Timothy E. Abbott                                            5,405              5,405                  -0-
Rick Borchert                                                5,405              5,405                  -0-
Albert & Sandra Kula                                        10,811             10,811                  -0-
Richard David                                               10,811             10,811                  -0-
Phillip Mittleman                                           86,486(3)          86,486                  -0-
Dean Morehouse                                              42,135             21,622                  -0-
K&K Realty                                                  10,811             10,811                  -0-
James Finstad                                                5,405              5,405                  -0-
Marcus Finkel                                               21,622             21,622                  -0-
John Kyle Jr.                                               10,811             10,811                  -0-
CLFS Equities                                               42,135             42,135                  -0-
Michael M. Arnouse                                          10,256             10,256                  -0-
Eric Jackson                                                10,256             10,256                  -0-
Trans Euro Investments Ltd.                                 10,256             10,256                  -0-
James D. Tate                                               10,256             10,256                  -0-
Ronald P. Cohen                                              5,128              5,128                  -0-

                                                   AMOUNT OF SHARES     AMOUNT OF SHARES     AMOUNT OF SHARES OWNED
      NAME OF SELLING SECURITY HOLDER (1)        OWNED BEFORE OFFERING  BEING REGISTERED       AFTER OFFERING (2)
- -----------------------------------------------  ---------------------  -----------------  ---------------------------
Yuet Yee Lam                                                 5,128              5,128                  -0-
Conrad Von Bibra FBO Edith Von Bibra                        20,513             20,513                  -0-
The Earnest Group                                           10,256             10,256                  -0-
Camila Bellick                                              10,256             10,256                  -0-
Stratton & Judy Sclavos                                     10,257             10,257                  -0-
Richard Brooks                                              10,256             10,256                  -0-
Arthur Luxenberg                                            20,513             20,513                  -0-
Catfish, Ltd.                                               20,513             20,513                  -0-
Jay & Bernice Salomon                                       10,256             10,256                  -0-
Lawrence Michels                                            10,256             10,256                  -0-
Neil T. Anderson                                            10,256             10,256                  -0-
Perry Weitz                                                 10,256             10,256                  -0-
Herbert Cyrlin                                              20,513             20,513                  -0-
Strathearn & Company                                        10,256             10,256                  -0-
Robert & Lois Worton                                        10,256             10,256                  -0-
Bruce & Linda Pollekoff                                     10,256             10,256                  -0-
Thomas A. Peacock                                           20,513             20,513                  -0-
John Divivier & Lisa Bottom                                 10,256             10,256                  -0-
Michael Anthony DellaVecchia                                10,256             10,256                  -0-

- ------------------------
(1) Information set forth in the table regarding the Selling Security Holders' securities is provided to the best knowledge of the Company based on information furnished to the company by the respective Selling Security Holders and/or available to the Company through its stock ledgers.

(2) Assumes that each Selling Security Holder sells all of the shares of Common Stock held by such Selling Security Holder.

(3) Phillip Mittleman also has options to acquire 200,000 shares of Common Stock and is an employee of the Company.

                              PLAN OF DISTRIBUTION

    The sale of the shares of Common Stock held by the Selling Security Holders may be effected from time to time in transactions (which may include block transactions by or for the account of the Selling Security Holders) in the over-the-counter market, on the NNM or in negotiated transactions, through the writing of options on such shares, through a combination of such methods of sale, or otherwise. Sales may be made at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. If any Selling Security Holder sells his, her or its shares of Common Stock, or options thereon, pursuant to this Prospectus at a fixed price or at a negotiated price which is, in either case, other than the prevailing market price or in a block transaction to a purchaser who resells, or if any Selling Security Holder pays compensation to a broker-dealer that is other than the usual and customary discounts, concessions or commissions, or if there are any arrangements either individually or in the aggregate that would constitute a distribution of the shares of Common Stock held by the Selling Security Holders, a post-effective amendment to the Registration Statement of which this Prospectus is a part would need to be filed and declared effective by the Securities and Exchange Commission before such Selling Security Holder could make such sale, pay such compensation or make such a distribution. The Company is under no obligation to file a post-effective amendment to the Registration Statement of which this Prospectus is a part under such circumstances.

    The Selling Security Holders may effect transactions in their shares of Common Stock by selling their securities directly to purchasers, through broker-dealers acting as agents for the Selling Security Holders or to broker-dealers who may purchase the Selling Security Holders' securities as principals and thereafter sell such securities from time to time in the over-the-counter market, on the NNM, in negotiated transactions, or otherwise. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Security Holders and/or the purchasers for whom such broker-dealers may act as agents or to whom they may sell as principals or both.

    The Selling Security Holders and broker-dealers, if any, acting in connection with such sales might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commission received by them and any profit on the resale of such securities might be deemed to be underwriting discounts and commissions under the Securities Act.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OFFERED BY THIS PROSPECTUS, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY, BY ANY PERSON IN ANY
JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    4
Incorporation of Certain Documents By Reference...........................    4
Prospectus Summary........................................................    5
Risk Factors..............................................................    9
The Company...............................................................   14
Use of Proceeds...........................................................   18
Market For Common Stock and Class A Warrants and Dividends................   19
Capitalization............................................................   20
Selected Consolidated Financial Data......................................   21
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   22
Business..................................................................   33
Description of Securities.................................................   48
Selling Security Holders..................................................   51
Plan of Distribution......................................................   52
Experts...................................................................   52
Index to Consolidated Financial Statements................................  F-1

                                     [LOGO]
                           THE KUSHNER-LOCKE COMPANY

                                 631,734 SHARES

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                          , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth costs and expenses, other than underwriting discounts and commissions (and consultant fees of $100,000), payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee.

ITEM
- -----------------------------------------------------------------
Registration Fee.................................................  $     4,661
NASD Filing Fee..................................................       35,000
Blue Sky fees and expenses.......................................       45,000
Legal fees and expenses..........................................      175,000
Printing Expenses................................................       50,000
Accounting fees and expenses.....................................       75,000
Transfer Agent and Registrar Fees................................        3,000
Miscellaneous....................................................       27,339
                                                                   -----------
    Total........................................................  $   415,000
                                                                   -----------
                                                                   -----------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Pursuant to provisions of the California General Corporation Law ("CGCL"), the Articles of Incorporation of the registrant (the "Company"), as amended, include a provision which eliminates the personal liability of its directors to the Company and its shareholders for monetary damage to the fullest extent permissible under California law. This limitation has no effect on a director's liability (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the Company or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director's duty to the Company or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing his or her duties, of a risk of a serious injury to the Company or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its shareholders, (vi) under Section 310 of the CGCL (concerning contracts or transactions between the Company and a director or (vii) under
Section 316 of the CGCL (concerning directors' liability for improper dividends, loans and guarantees). The provision does not eliminate or limit the liability of an officer for any act or omission as an officer, notwithstanding that the officer is also a director or that his actions, if negligent or improper, have been ratified by the Board of Directors. Further, the provision has no effect on claims arising under federal or state securities or blue sky laws and does not affect the availability of injunctions and other equitable remedies available to the Company's shareholders for any violation of a director's fiduciary duty to the Company or its shareholders.

    The Company's Articles of Incorporation also authorize the Company to indemnify is agents (as defined in Section 317 of the CGCL) for breach of duty to the corporation and its shareholders through bylaw provisions, agreements or both, in excess of the indemnification otherwise permitted by Section 317 of the CGCL, subject to the limits on such excess indemnification set forth in Section 204 of the CGCL. The general effect of Section 317 of the CGCL and Article V of the Company's bylaws, as amended, is to provide for indemnification of its agents to the fullest extent permissible under California law. Reference is also made to the indemnification provisions of the underwriting agreement which provides for indemnification by the Underwriter of the Company and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

    The Company maintains insurance coverage for each director and officer of the Company for claims against such directors and officers for any alleged breach of duty, neglect, error, misstatement, misleading statement, omission or act in their respective capacities as directors and officers of the Company, or any matter claimed against them solely by reason of their status as directors or officers of the Company, subject to certain exceptions.

ITEM 16.  EXHIBITS

1.1        Form of Underwriting Agreement**
3.         Articles of Incorporation (A)
4.1        Indenture between the Company and National City Bank of
            Minneapolis, as Trustee, dated as of December 1, 1990 pertaining to 10% Convertible Subordinated Debentures Due 2000, Series A(E)
4.2        First Supplemental Indenture between the Company and National
            City Bank of Minneapolis, as Trustee, dated as of March 15, 1991 pertaining to 10% Convertible Subordinated Debentures Due 2000,
            Series A(F)
4.3        Indenture between the Company and National City Bank of
            Minneapolis, as Trustee, dated as of December 1, 1990 pertaining to 13 3/4% Convertible Subordinated Debentures Due 2000, Series
            B(E)
4.4        Warrant agreement between the Company and City National Bank, as
            Warrant Agent, dated as of March 19, 1991 pertaining to Common
            Stock Purchase Warrants (F)
4.5        Form of Class C Redeemable Common Stock Purchase Warrant**
4.6        Form of Underwriter's Warrant**
5.         Opinion of Kaye, Scholer, Fierman, Hays & Handler, LLP**
10.1       Employment Agreement dated October 1, 1988 between the Company and Donald Kushner (A)
10.1.1     Amendment dated August 18, 1992 to the Employment Agreement dated
            October 1, 1988 between the Company and Donald Kushner (J)
10.1.2     Amendment dated January 20, 1994 to the Employment Agreement dated October 1, 1988 between the Company and Donald Kushner (K)
10.1.3     Addendum dated July 1, 1994 to the Employment Agreement dated
            October 1, 1988 between the Company and Donald Kushner (M)
10.2       Employment Agreement dated October 1, 1988 between the Company and Peter Locke (A)
10.2.1     Amendment dated August 18, 1992 to the Employment Agreement dated
            October 1, 1988 between the Company and Peter Locke (J)
10.2.2     Amendment dated January 20, 1994 to the Employment Agreement dated October 1, 1988 between the Company and Peter Locke (K)
10.2.3     Addendum dated July 1, 1994 to the Employment Agreement dated
            October 1, 1988 between the Company and Peter Locke (M)
10.3       1988 Stock Incentive Plan of the Company (A)
10.4       Form of Indemnification Agreement (A)
10.5       Kushner-Locke Shareholders' Cross-Purchase Agreement dated as of
            October 1, 1988 between and among Donald Kushner, Rebecca Hight,
            Peter Locke, Karen Locke, Peter Locke Productions, Inc. and
            Twelfth Street Limited (A)

10.5.1     Amendment dated as of May 14, 1992 to the Kushner-Locke
            Shareholders' Cross-Purchase Agreement dated as of October 1,
            1988 between and among Donald Kushner, Rebecca Hight, Peter
            Locke, Karen Locke, Peter Locke Productions, Inc. and Twelfth
            Street Limited (I)
10.6       Kushner-Locke Trust Agreement dated as of October 1, 1988 between and among Donald Kushner, Rebecca Hight, Peter Locke, Karen
            Locke, Peter Locke Productions, Inc. and Twelfth Street Limited
            (A)
10.6.1     Amendment dated May 14, 1992 to the Kushner-Locke Trust Agreement dated as of October 1, 1988 between and among Donald Kushner, Rebecca Hight, Peter Locke, Karen Locke, Peter Locke
            Productions, Inc. and Twelfth Street Limited (I)
10.11.2    Third Amended and Restated Credit Agreement between the Company and Imperial Bank, dated as of February 9, 1990, as amended and restated on December 14, 1990, May 1, 1992 and August 31, 1993
            (K)
10.11.3    Imperial Bank Waiver (K)
10.11.4    Amendment No. 1 dated March 10, 1994 between the Company and
            Imperial Bank to the Third Amended and Restated Credit Agreement dated February 9, 1990, as amended and restated on December 14, 1990, May 1, 1992 and August 31, 1993 (K)
10.12      Lease Agreement, dated as of November 1989, between the Company and 11601 Wilshire Associates (G)
10.12.1    Amended Lease Agreement (G)
10.14      Warrant Agreement between the Company and Paulson Investment
            Company, Inc. dated as of December 20, 1990 (C)
10.15      Warrant Agreement between the Company and Paulson Investment
            Company, Inc. dated as of March 20, 1991 (F)
10.16      Warrant Agreement between the Company and Chatfield Dean & Co.,
            Inc. dated as of November 13, 1992 (J)
10.17      Employment Agreement dated October 1, 1993 between the Company and Lawrence Mortorff (K)
10.19      Fiscal Agency Agreement dated March 10, 1994 between and among the Company, Bank America National Trust Company and Bank of
            America National Trust and Savings Association (K)
10.19.1    Side letter between the Company and BankAmerica Trust Company to the Fiscal Agency Agreement dated March 10, 1994 between and among the Company, BankAmerica Trust Company and Bank of America
            National Trust and Savings Association (K)
10.20      Warrant Agreement dated March 10, 1994 between the Company and
            RAS Securities Corp. (K)
10.21      Warrant Agreement dated March 10, 1994 between the Company and I.
            Friedman Equities, Inc. (K)
10.22      Fiscal Agency Agreement dated July 25, 1994 between and among the
            Company, Bank America National Trust Company and Bank of America
            National Trust and Savings Association (L)
10.24      Employment Agreement dated September 1, 1994 between the Company and Gregory Cascante (M)

10.25      Employment Agreement dated September 1, 1994 between the Company and Eleanor Powell (M)
10.26      Imperial Bank Commitment Letter regarding Waiver and Amendment of
            Sections 5.9 and 5.11 of the Third Amended and Restated Credit
            Agreement (M)
10.27      Loan and Security Agreement dated December 1, 1994 between the
            Company and August Entertainment, Inc., and Guarantees between the Company, August Entertainment, Inc. and the Allied
            Entertainments Group PLC and certain of its subsidiaries (M)
10.28      Letter Agreement, dated March 23, 1995, by and between Woodenhead
            Productions, Ltd. and Newmarket Capital Group, L.P. (N)
10.29      Modification and Extension of Restated Credit Agreement, dated
            March 24, 1995, by and between Imperial Bank and The
            Kushner-Locke Company (N)
10.30*     Letter Agreement dated February 6, 1995 by and between Savoy
            Pictures, Inc. and KL Features, Inc. (N)*
10.31      Letter Agreement dated May 12, 1995 by and between Imperial Bank and The Kushner-Locke Company (N)
10.32      Guaranty, dated July 7, 1995, by and between The Kushner-Locke
            Company and Newmarket Capital Group, L.P. for loan and interest of Allied Pinocchio Productions, LTD. (THE LEGEND OF PINOCCHIO)
            (O)
10.33      Guaranty, dated May 24, 1995, by and between The Kushner-Locke
            Company and Newmarket Capital Group, L.P. for loan and interest of Dayton Way Pictures II, Inc. (SERPENT'S LAIR) (O)
10.34      Guaranty, dated June 12, 1995 by and between The Kushner-Locke
            Company and Newmarket Capital Group, L.P. for loan and interest of Dayton Way Pictures, Inc. (THE GRAVE) (O)
10.35      Guaranty, dated July 31, 1995, by and between The Kushner-Locke
            Company and Newmarket Capital Group, L.P. for loan and interest of Dayton Way Pictures IV, Inc. (WHOLE WIDE WORLD) (P)
10.36      Guaranty, dated July 1995 by and between The Kushner-Locke
            Company and Banque Paribas (Los Angeles Agency) for loan and interest of Dayton Way Pictures III, Inc. (FREEWAY) (P)
10.37      Second Amendment to Loan and Security Agreement dated September
            29, 1995 between Dayton Way Pictures, II, Inc. and Newmarket
            Capital Group L.P. waiving contracts receivable milestone
            (SERPENT'S LAIR) (P)
10.38      First Amendment to Loan and Security Agreement dated September
            29, 1995 between Dayton Way Pictures, Inc. and Newmarket Capital
            Group L.P. waiving contracts receivable milestone (THE GRAVE)
            (P)
10.39      First Amendment to Loan and Security Agreement dated September
            29, 1995 between Dayton Way Pictures IV, Inc. and Newmarket
            Capital Group L.P. waiving contracts milestone (WHOLE WIDE
            WORLD) (P)
10.40      Modification and Extension of Restated Credit Agreement, dated
            September 29, 1995, by and between Imperial Bank and The
            Kushner-Locke Company (P)
10.41      Letter Agreement dated December 5, 1995 from New Line Cinema to
            The Kushner Locke Company summarizing New Line/Savoy deal
            regarding THE LEGEND OF PINOCCHIO (P)

10.42      Modification and Extension of Restated Credit Agreement dated
            December 22, 1995 by and between Imperial Bank and The
            Kushner-Locke Company (P)
10.43      Letter regarding extension of Restated Credit Agreement dated
            January 12, 1996 by and between Imperial Bank and The
            Kushner-Locke Company (P)
10.44      Amendment to the 1988 Stock Incentive Plan dated May 17, 1994 (Q)
10.45      Amendment No. 3 dated December 31, 1995 between The Kushner-Locke
            Company and Imperial Bank for the Third Amended and Restated
            Credit Agreement dated as of February 9, 1990, as amended and restated as of December 14, 1990, as of May 1, 1992 and as of August 31, 1993 (Q)
10.46      First Amendment to Credit Documents dated December 22, 1995 between Allied Pinocchio Productions, Limited, Newmarket Capital
            Group L.P., Bank of America National Trust and Savings
            Association, The Kushner-Locke Company and Kushner-Locke
            International, Inc. (THE LEGEND OF PINOCCHIO) (Q)
10.47      Third Amendment to Credit Documents dated December 22, 1995 between Dayton Way Pictures II, Inc., Newmarket Capital Group
            L.P. and Kushner-Locke International, Inc., a division of The
            Kushner-Locke Company (SERPENTS LAIR) (Q)
10.48      Second Amendment to Credit Documents dated December 22, 1995 between Dayton Way Pictures, Inc., Newmarket Capital Group L.P.
            and Kushner-Locke International, Inc., a division of The
            Kushner-Locke Company. (THE GRAVE) (Q)
10.49      Second Amendment to Credit Documents dated December 22, 1995 between Dayton Way Pictures IV, Inc. and Newmarket Capital Group
            L.P. (WHOLE WIDE WORLD) (Q)
10.50      Cross Collateralization Agreement dated as of July 7, 1995 between The Kushner-Locke Company, Allied Pinocchio Productions
            Ltd., Dayton Way Pictures, Inc., Dayton Way Pictures II, Inc.,
            Dayton Way Pictures IV, Inc. and Newmarket Capital Group, L.P.
            (Q)
10.51      First Amendment to Cross Collateralization Agreement dated
            January 10, 1996 between The Kushner-Locke Company, Allied
            Pinocchio Productions Ltd., Dayton Way Pictures, Inc., Dayton
            Way Pictures II, Inc., Dayton Way Pictures IV, Inc. and
            Newmarket Capital Group, L.P. (Q)
10.52      Waiver of Sections 6.1 LIMITATION ON INDEBTEDNESS, 6.6 LIMITATION
            ON PREPAYMENT OF SUBORDINATED DEBT and 6.16 LIMITATION ON
            ISSUANCE OF CAPITAL STOCK of the Third Amended and Restated
            Credit Agreement (the "Credit Agreement") among Kushner-Locke
            Company and Imperial Bank, dated as of February 9, 1990 and as amended and restated as of December 14, 1990, May 1, 1992,
            August 31, 1993, and December 31, 1995. (R)
10.53      Waiver of Sections 5.9 MINIMUM NET INCOME of the Third Amended
            and Restated Credit Agreement (the "Credit Agreement") among
            Kushner-Locke Company and Imperial Bank, dated as of February 9,
            1990 and as amended and restated as of December 14, 1990, May 1, 1992, August 31, 1993, and December 31, 1995. (R)
10.54      Fourth Amendment to Employment Agreement between The
            Kushner-Locke Company and Peter Locke dated February 13, 1996.
            (R)
10.55      Fourth Amendment to Employment Agreement between The
            Kushner-Locke Company and Donald Kushner dated February 13,
            1996. (R)

10.56      Letter Agreement, dated as of April 12, 1996, by and among The
            Kushner-Locke Company, Chemical Bank and Chase Securities Inc.
            (S)
23.1       Consent of KPMG Peat Marwick LLP
23.2       Consent of Kaye, Scholer, Fierman, Hays & Handler, LLP (included in item 5)**


- ------------------------
 *  Confidential treatment granted.

**  To be provided by amendment.


(A) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-18, as amended, effective December 5, 1988 (Commission File No. 33-25101-LA).


(B) Incorporated by reference from the Exhibits to the Company's Report on Form 10-K for the fiscal year ended September 30, 1989.

(C) Incorporated by reference from the Exhibit to the Company's Report on Form 10-Q for the fiscal quarter ended March 31, 1990.

(D) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-1 (File No. 33-37192), as initially filed on October 5, 1990 or as amended on November 30, 1990.

(E) Incorporated by reference from the Exhibits to the Company's Registration Statements on Form S-1, as amended, effective November 30, 1990 (File No. 33-37192), and effective December 20, 1990 (File No. 33-37193).

(F) Incorporated by reference to the Company's Registration Statement on Form S-1, as amended, effective March 20, 1991.

(G) Incorporated by reference from the Exhibits to the Company's Report on Form 10-Q for the fiscal quarter ended March 31, 1991.

(H) Incorporated by reference from the Exhibits to the Company's Report on Form 10-K for the fiscal year ended September 30, 1991.

(I) Incorporated by reference from the Exhibits to the Company's Report on Form 10-Q for the fiscal quarter ended June 30, 1992.


(J) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-2, as amended, effective November 12, 1992 (Commission File No. 33-51544).


(K) Incorporated by reference from the Exhibits to the Company's Report on Form 10-Q for the fiscal quarter ended March 31, 1994.

(L) Incorporated by reference from the Exhibits to the Company's Report on Form 10-Q for the fiscal quarter ended June 30, 1994.

(M) Incorporated by reference from the Exhibits to the Company's Report on Form 10-K for the fiscal quarter ended September 30, 1994.

(N) Incorporated by reference from the Exhibits to the Company's Report on Form 10-Q for the fiscal quarter ended March 31, 1995.

(O) Incorporated by reference from the Exhibits to the Company's Report on Form 10-Q for the fiscal quarter ended June 30, 1995.

(P) Incorporated by reference from the Exhibits to the Company's Report on Form 10-Q for the fiscal quarter ended September 30, 1995.

(Q) Incorporated by reference from the Exhibits to the Company's Report on Form 10-Q for the fiscal quarter ended December 31, 1995.

(R) Incorporated by reference from the Exhibits to the Company's Report on Form 10-Q for the fiscal quarter ended March 31, 1996.


(S) Incorporated by reference from the Company's Registration Statement on Form S-2 (File No. 333-5089), as initially filed on June 3, 1996.

ITEM 17.  UNDERTAKINGS

    The Company hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (3)  To remove from registration by  means of a post-effective amendment
    any  of  the  securities  being  registered  which  remain  unsold  at   the
    termination of the offering.

    Insofar as indemnification for liabilities arising under Securities Act, may be permitted to directors, officers, and controlling persons of the Company pursuant to the provision described in Item 15 or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The Company hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to Form S-2 registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on June 14, 1996.


                                          THE KUSHNER-LOCKE COMPANY,

                                          By:         /s/ DONALD KUSHNER

                                             -----------------------------------
                                                       Donald Kushner
                                                  CO-CHAIRMAN OF THE BOARD


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Form S-2 Registration Statement has been signed by the following persons in the capacities and on the date indicated:



                      SIGNATURE                                         TITLE                         DATE
- ------------------------------------------------------  --------------------------------------  -----------------

                   /s/ PETER LOCKE
     -------------------------------------------        Co-Chairman of the Board, Co-Chief        June 14, 1996
                     Peter Locke                         Executive Officer and President

                  /s/ DONALD KUSHNER
     -------------------------------------------        Co-Chairman of the Board, Co-Chief        June 14, 1996
                    Donald Kushner                       Executive Officer and Secretary

                 /s/ JAMES L. SCHWAB
     -------------------------------------------        Chief Financial Officer, Vice             June 14, 1996
                   James L. Schwab                       President of Finance

                  /s/ RENE ROUSSELET
     -------------------------------------------        Controller                                June 14, 1996
                    Rene Rousselet

               /s/ S. JAMES COPPERSMITH
     -------------------------------------------        Director                                  June 14, 1996
                 S. James Coppersmith

     -------------------------------------------        Director
                    Stuart Hersch

                   /s/ MILTON OKUN
     -------------------------------------------        Director                                  June 14, 1996
                     Milton Okun

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    EXHIBITS
                                       TO
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           THE KUSHNER-LOCKE COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                                DESCRIPTION
- ---------  -----------------------------------------------------------------
1.1        Form of Underwriting Agreement**
3.         Articles of Incorporation (A)
4.1        Indenture between the Company and National City Bank of
            Minneapolis, as Trustee, dated as of December 1, 1990 pertaining to 10% Convertible Subordinated Debentures Due 2000, Series A(E)
4.2        First Supplemental Indenture between the Company and National
            City Bank of Minneapolis, as Trustee, dated as of March 15, 1991 pertaining to 10% Convertible Subordinated Debentures Due 2000,
            Series A(F)
4.3        Indenture between the Company and National City Bank of
            Minneapolis, as Trustee, dated as of December 1, 1990 pertaining to 13 3/4% Convertible Subordinated Debentures Due 2000, Series
            B(E)
4.4        Warrant agreement between the Company and City National Bank, as
            Warrant Agent, dated as of March 19, 1991 pertaining to Common
            Stock Purchase Warrants (F)
4.5        Form of Class C Redeemable Common Stock Purchase Warrant**
4.6        Form of Underwriter's Warrant**
5.         Opinion of Kaye, Scholer, Fierman, Hays & Handler, LLP**
10.1       Employment Agreement dated October 1, 1988 between the Company and Donald Kushner (A)
10.1.1     Amendment dated August 18, 1992 to the Employment Agreement dated
            October 1, 1988 between the Company and Donald Kushner (J)
10.1.2     Amendment dated January 20, 1994 to the Employment Agreement dated October 1, 1988 between the Company and Donald Kushner (K)
10.1.3     Addendum dated July 1, 1994 to the Employment Agreement dated
            October 1, 1988 between the Company and Donald Kushner (M)
10.2       Employment Agreement dated October 1, 1988 between the Company and Peter Locke (A)
10.2.1     Amendment dated August 18, 1992 to the Employment Agreement dated
            October 1, 1988 between the Company and Peter Locke (J)
10.2.2     Amendment dated January 20, 1994 to the Employment Agreement dated October 1, 1988 between the Company and Peter Locke (K)
10.2.3     Addendum dated July 1, 1994 to the Employment Agreement dated
            October 1, 1988 between the Company and Peter Locke (M)
10.3       1988 Stock Incentive Plan of the Company (A)
10.4       Form of Indemnification Agreement (A)
10.5       Kushner-Locke Shareholders' Cross-Purchase Agreement dated as of
            October 1, 1988 between and among Donald Kushner, Rebecca Hight,
            Peter Locke, Karen Locke, Peter Locke Productions, Inc. and
            Twelfth Street Limited (A)
10.5.1     Amendment dated as of May 14, 1992 to the Kushner-Locke
            Shareholders' Cross-Purchase Agreement dated as of October 1,
            1988 between and among Donald Kushner, Rebecca Hight, Peter
            Locke, Karen Locke, Peter Locke Productions, Inc. and Twelfth
            Street Limited (I)
10.6       Kushner-Locke Trust Agreement dated as of October 1, 1988 between and among Donald Kushner, Rebecca Hight, Peter Locke, Karen
            Locke, Peter Locke Productions, Inc. and Twelfth Street Limited
            (A)

 EXHIBIT
   NO.                                DESCRIPTION
- ---------  -----------------------------------------------------------------
10.6.1     Amendment dated May 14, 1992 to the Kushner-Locke Trust Agreement dated as of October 1, 1988 between and among Donald Kushner,
            Rebecca Hight, Peter Locke, Karen Locke, Peter Locke
            Productions, Inc. and Twelfth Street Limited (I)
10.11.2    Third Amended and Restated Credit Agreement between the Company and Imperial Bank, dated as of February 9, 1990, as amended and restated on December 14, 1990, May 1, 1992 and August 31, 1993
            (K)
10.11.3    Imperial Bank Waiver (K)
10.11.4    Amendment No. 1 dated March 10, 1994 between the Company and
            Imperial Bank to the Third Amended and Restated Credit Agreement
            dated February 9, 1990, as amended and restated on December 14,
            1990, May 1, 1992 and August 31, 1993 (K)
10.12      Lease Agreement, dated as of November 1989, between the Company and 11601 Wilshire Associates (G)
10.12.1    Amended Lease Agreement (G)
10.14      Warrant Agreement between the Company and Paulson Investment
            Company, Inc. dated as of December 20, 1990 (C)
10.15      Warrant Agreement between the Company and Paulson Investment
            Company, Inc. dated as of March 20, 1991 (F)
10.16      Warrant Agreement between the Company and Chatfield Dean & Co.,
            Inc. dated as of November 13, 1992 (J)
10.17      Employment Agreement dated October 1, 1993 between the Company and Lawrence Mortorff (K)
10.19      Fiscal Agency Agreement dated March 10, 1994 between and among the Company, Bank America National Trust Company and Bank of
            America National Trust and Savings Association (K)
10.19.1    Side letter between the Company and BankAmerica Trust Company to the Fiscal Agency Agreement dated March 10, 1994 between and among the Company, BankAmerica Trust Company and Bank of America
            National Trust and Savings Association (K)
10.20      Warrant Agreement dated March 10, 1994 between the Company and
            RAS Securities Corp. (K)
10.21      Warrant Agreement dated March 10, 1994 between the Company and I.
            Friedman Equities, Inc. (K)
10.22      Fiscal Agency Agreement dated July 25, 1994 between and among the
            Company, Bank America National Trust Company and Bank of America
            National Trust and Savings Association (L)
10.24      Employment Agreement dated September 1, 1994 between the Company and Gregory Cascante (M)
10.25      Employment Agreement dated September 1, 1994 between the Company and Eleanor Powell (M)
10.26      Imperial Bank Commitment Letter regarding Waiver and Amendment of
            Sections 5.9 and 5.11 of the Third Amended and Restated Credit
            Agreement (M)
10.27      Loan and Security Agreement dated December 1, 1994 between the
            Company and August Entertainment, Inc., and Guarantees between the Company, August Entertainment, Inc. and the Allied
            Entertainments Group PLC and certain of its subsidiaries (M)
10.28      Letter Agreement, dated March 23, 1995, by and between Woodenhead
            Productions, Ltd. and Newmarket Capital Group, L.P. (N)

 EXHIBIT
   NO.                                DESCRIPTION
- ---------  -----------------------------------------------------------------
10.29      Modification and Extension of Restated Credit Agreement, dated
            March 24, 1995, by and between Imperial Bank and The
            Kushner-Locke Company (N)
10.30*     Letter Agreement dated February 6, 1995 by and between Savoy
            Pictures, Inc. and KL Features, Inc. (N)*
10.31      Letter Agreement dated May 12, 1995 by and between Imperial Bank and The Kushner-Locke Company (N)
10.32      Guaranty, dated July 7, 1995, by and between The Kushner-Locke
            Company and Newmarket Capital Group, L.P. for loan and interest of Allied Pinocchio Productions, LTD. (THE LEGEND OF PINOCCHIO)
            (O)
10.33      Guaranty, dated May 24, 1995, by and between The Kushner-Locke
            Company and Newmarket Capital Group, L.P. for loan and interest of Dayton Way Pictures II, Inc. (SERPENT'S LAIR) (O)
10.34      Guaranty, dated June 12, 1995 by and between The Kushner-Locke
            Company and Newmarket Capital Group, L.P. for loan and interest of Dayton Way Pictures, Inc. (THE GRAVE) (O)
10.35      Guaranty, dated July 31, 1995, by and between The Kushner-Locke
            Company and Newmarket Capital Group, L.P. for loan and interest of Dayton Way Pictures IV, Inc. (WHOLE WIDE WORLD) (P)
10.36      Guaranty, dated July 1995 by and between The Kushner-Locke
            Company and Banque Paribas (Los Angeles Agency) for loan and interest of Dayton Way Pictures III, Inc. (FREEWAY) (P)
10.37      Second Amendment to Loan and Security Agreement dated September
            29, 1995 between Dayton Way Pictures, II, Inc. and Newmarket
            Capital Group L.P. waiving contracts receivable milestone
            (SERPENT'S LAIR) (P)
10.38      First Amendment to Loan and Security Agreement dated September
            29, 1995 between Dayton Way Pictures, Inc. and Newmarket Capital
            Group L.P. waiving contracts receivable milestone (THE GRAVE)
            (P)
10.39      First Amendment to Loan and Security Agreement dated September
            29, 1995 between Dayton Way Pictures IV, Inc. and Newmarket
            Capital Group L.P. waiving contracts milestone (WHOLE WIDE
            WORLD) (P)
10.40      Modification and Extension of Restated Credit Agreement, dated
            September 29, 1995, by and between Imperial Bank and The
            Kushner-Locke Company (P)
10.41      Letter Agreement dated December 5, 1995 from New Line Cinema to
            The Kushner Locke Company summarizing New Line/Savoy deal
            regarding THE LEGEND OF PINOCCHIO (P)
10.42      Modification and Extension of Restated Credit Agreement dated
            December 22, 1995 by and between Imperial Bank and The
            Kushner-Locke Company (P)
10.43      Letter regarding extension of Restated Credit Agreement dated
            January 12, 1996 by and between Imperial Bank and The
            Kushner-Locke Company (P)
10.44      Amendment to the 1988 Stock Incentive Plan dated May 17, 1994 (Q)
10.45      Amendment No. 3 dated December 31, 1995 between The Kushner-Locke
            Company and Imperial Bank for the Third Amended and Restated
            Credit Agreement dated as of February 9, 1990, as amended and restated as of December 14, 1990, as of May 1, 1992 and as of
            August 31, 1993 (Q)
10.46      First Amendment to Credit Documents dated December 22, 1995 between Allied Pinocchio Productions, Limited, Newmarket Capital
            Group L.P., Bank of America National Trust and Savings
            Association, The Kushner-Locke Company and Kushner-Locke
            International, Inc. (THE LEGEND OF PINOCCHIO) (Q)

 EXHIBIT
   NO.                                DESCRIPTION
- ---------  -----------------------------------------------------------------
10.47      Third Amendment to Credit Documents dated December 22, 1995 between Dayton Way Pictures II, Inc., Newmarket Capital Group
            L.P. and Kushner-Locke International, Inc., a division of The
            Kushner-Locke Company (SERPENTS LAIR)(Q)
10.48      Second Amendment to Credit Documents dated December 22, 1995 between Dayton Way Pictures, Inc., Newmarket Capital Group L.P.
            and Kushner-Locke International, Inc., a division of The
            Kushner-Locke Company. (THE GRAVE) (Q)
10.49      Second Amendment to Credit Documents dated December 22, 1995 between Dayton Way Pictures IV, Inc. and Newmarket Capital Group
            L.P. (WHOLE WIDE WORLD) (Q)
10.50      Cross Collateralization Agreement dated as of July 7, 1995 between The Kushner-Locke Company, Allied Pinocchio Productions
            Ltd., Dayton Way Pictures, Inc., Dayton Way Pictures II, Inc.,
            Dayton Way Pictures IV, Inc. and Newmarket Capital Group, L.P.
            (Q)
10.51      First Amendment to Cross Collateralization Agreement dated
            January 10, 1996 between The Kushner-Locke Company, Allied
            Pinocchio Productions Ltd., Dayton Way Pictures, Inc., Dayton
            Way Pictures II, Inc., Dayton Way Pictures IV, Inc. and
            Newmarket Capital Group, L.P. (Q)
10.52      Waiver of Sections 6.1 LIMITATION ON INDEBTEDNESS, 6.6 LIMITATION
            ON PREPAYMENT OF SUBORDINATED DEBT and 6.16 LIMITATION ON
            ISSUANCE OF CAPITAL STOCK of the Third Amended and Restated
            Credit Agreement (the "Credit Agreement") among Kushner-Locke
            Company and Imperial Bank, dated as of February 9, 1990 and as amended and restated as of December 14, 1990, May 1, 1992,
            August 31, 1993, and December 31, 1995. (R)
10.53      Waiver of Sections 5.9 MINIMUM NET INCOME of the Third Amended
            and Restated Credit Agreement (the "Credit Agreement") among
            Kushner-Locke Company and Imperial Bank, dated as of February 9,
            1990 and as amended and restated as of December 14, 1990, May 1,
            1992, August 31, 1993, and December 31, 1995. (R)
10.54      Fourth Amendment to Employment Agreement between The
            Kushner-Locke Company and Peter Locke dated February 13, 1996.
            (R)
10.55      Fourth Amendment to Employment Agreement between The
            Kushner-Locke Company and Donald Kushner dated February 13,
            1996. (R)
10.56      Letter Agreement, dated as of April 12, 1996, by and among The
            Kushner-Locke Company, Chemical Bank and Chase Securities Inc.
            (S)
23.1       Consent of KPMG Peat Marwick LLP
23.2       Consent of Kaye, Scholer, Fierman, Hays & Handler, LLP (included in item 5)**


- ------------------------

*   Confidential treatment granted.

**  To be provided by amendment.

(A) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-18, as amended, effective December 5, 1988 (Commission File No. 33-25101-LA).

(B) Incorporated by reference from the Exhibits to the Company's Report on Form 10-K for the fiscal year ended September 30, 1989.

(C) Incorporated by reference from the Exhibit to the Company's Report on Form 10-Q for the fiscal quarter ended March 31, 1990.

(D) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-1 (File No. 33-37192), as initially filed on October 5, 1990 or as amended on November 30, 1990.

(E) Incorporated by reference from the Exhibits to the Company's Registration Statements on Form S-1, as amended, effective November 30, 1990 (File No. 33-37192), and effective December 20, 1990 (File No. 33-37193).

(F) Incorporated by reference to the Company's Registration Statement on Form S-1, as amended, effective March 20, 1991.

(G) Incorporated by reference from the Exhibits to the Company's Report on Form 10-Q for the fiscal quarter ended March 31, 1991.

(H) Incorporated by reference from the Exhibits to the Company's Report on Form 10-K for the fiscal year ended September 30, 1991.

(I) Incorporated by reference from the Exhibits to the Company's Report on Form 10-Q for the fiscal quarter ended June 30, 1992.

(J) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-2, as amended, effective November 12, 1992 (Commission File No. 33-51544).

(K) Incorporated by reference from the Exhibits to the Company's Report on Form 10-Q for the fiscal quarter ended March 31, 1994.

(L) Incorporated by reference from the Exhibits to the Company's Report on Form 10-Q for the fiscal quarter ended June 30, 1994.

(M) Incorporated by reference from the Exhibits to the Company's Report on Form 10-K for the fiscal quarter ended September 30, 1994.

(N) Incorporated by reference from the Exhibits to the Company's Report on Form 10-Q for the fiscal quarter ended March 31, 1995.

(O) Incorporated by reference from the Exhibits to the Company's Report on Form 10-Q for the fiscal quarter ended June 30, 1995.

(P) Incorporated by reference from the Exhibits to the Company's Report on Form 10-Q for the fiscal quarter ended September 30, 1995.

(Q) Incorporated by reference from the Exhibits to the Company's Report on Form 10-Q for the fiscal quarter ended December 31, 1995.

(R) Incorporated by reference from the Exhibits to the Company's Report on Form 10-Q for the fiscal quarter ended March 31, 1996.


(S) Incorporated by reference from the Exhibits to the Company's Registration Statement on Form S-2 (File No. 333-5089), as initially filed on June 3, 1996.